                                                 Filed pursuant to Rule 424(b)3
                                                 Registration No. 333-26085


                               OFFER TO EXCHANGE
                                all outstanding
                11 3/8% CUMULATIVE EXCHANGEABLE PREFERRED STOCK
                                      for
           11 3/8% CUMULATIVE EXCHANGEABLE PREFERRED STOCK, SERIES B

                                     LOGO

  The Exchange Offer will expire at 5:00 p.m., New York City Time on June 23,
                             1997, unless extended

                                  -----------

American Radio Systems Corporation ("American" or the "Company"), hereby offers, on the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange one share of 11 3/8% Cumulative Exchangeable Preferred Stock, Series B, $100 liquidation preference per share (the "New Preferred Stock"), for each share of 11 3/8% Cumulative Exchangeable Preferred Stock, $100 liquidation preference per share (the "Old Preferred Stock"), of American (the "Exchange Offer"). The powers, preferences and relative rights of the New Preferred Stock and the Old Preferred Stock are substantially identical, except that the shares of New Preferred Stock have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and will not bear any legends restricting their transfer. The Exchange Offer is being made in order to satisfy certain contractual obligations of American. See "The Exchange Offer" and "Description of the New Preferred Stock".

American will accept for exchange any and all shares of Old Preferred Stock validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on June 23, 1997, unless the Exchange Offer is extended by American (as so extended, the "Expiration Date"). Tenders of shares of Old Preferred Stock may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is subject to certain customary conditions but is not conditioned upon any minimum number of shares of Old Preferred Stock being tendered for exchange. See "The Exchange Offer".

Each broker-dealer that receives shares of New Preferred Stock for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such shares of New Preferred Stock. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of shares of New Preferred Stock received in exchange for shares of Old Preferred Stock acquired by such broker-dealer as a result of market-making activities or other trading activities. American has agreed that it will make this Prospectus available to any broker-dealer for use in connection with any such resale for a period of 180 days from the date of this Prospectus, or such shorter period as will terminate when all Old Preferred Stock acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for New Preferred Stock and resold by such broker-dealers. See "Plan of Distribution".

Following the completion of the Exchange Offer, holders of shares of Old Preferred Stock not tendered will not have any further registration rights and such shares will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for a holder's shares of Old Preferred Stock could be adversely affected if the holder does not participate in the Exchange Offer.

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 14.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is May 13, 1997.

                             AVAILABLE INFORMATION

  American has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 under the Securities Act with respect to the New Preferred Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. American is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. For further information with respect to American and the New Preferred Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof, as well as the periodic reports and other information filed by American with the Commission, all of which may be inspected and copied at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. American's Class A Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "AFM", and such reports, proxy statements and certain other information can also be inspected at the office of the NYSE at 20 Broad Street, New York, New York 10005. The Commission maintains a web site that contains reports, proxy information statements and other information regarding American; the address of such site is http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, which have been filed by American with the Commission (File No. 0-26102), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 1996 (the "American 10-K"), (ii) Current Reports on Form 8-K/A dated September 16, 1996, October 2, 1996 and April 17, 1997, (iii) Current Reports on Form 8-K dated January 3, 1997, January 22, 1997, February 10, 1997, February 18, 1997, March 18, 1997,
March 24, 1997 and April 18, 1997 and (iv) Schedule 14A dated April 21, 1997. All documents filed by American pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date any such document is filed.

  The following documents, which have been filed by EZ Communications, Inc. with the Commission (File No. 0-16265), are incorporated herein by reference:
(i) Annual Report on Form 10-K for the year ended December 31, 1996 (the "EZ 10-K").

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM BRUCE G. DANZIGER, DIRECTOR OF INVESTOR RELATIONS, AMERICAN RADIO SYSTEMS CORPORATION, 116 HUNTINGTON AVENUE, BOSTON, MASSACHUSETTS 02116, TELEPHONE NUMBER (617) 375-7500. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JUNE 23, 1997.

  The term "American Probable Transactions" means the acquisitions and dispositions of radio stations described under "Business--Recent Transactions". It does not, however, include those referred to under "Business--Recent Transactions--Other Transactions" and "--Tower Subsidiary (other than the Meridian Transaction)" because those are not, at this time, considered "probable" within the meaning of the applicable SEC accounting rules.

                                    SUMMARY

  The following is a summary of certain information contained in this Prospectus. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information set forth elsewhere in this Prospectus.

                                    AMERICAN

  American is a national radio broadcasting company committed to acquiring, developing and operating leading clusters of complementary radio stations in major and growing advertising markets. American will be among the five largest radio groups in the nation owning and/or operating 95 radio stations in 20 markets across the United States upon consummation of the American Probable Transactions. Consistent with its strategy of operating in the top 60 markets (with an emphasis on markets ranked 10 through 50), American will, upon such consummation, own stations in the following markets: Boston, Seattle, St. Louis, Baltimore, Cincinnati, Portland, Pittsburgh, Sacramento, Charlotte, Kansas City, Hartford, Austin, Buffalo, Las Vegas, San Jose, West Palm Beach, Rochester, Dayton, Fresno and Riverside/San Bernardino. Giving effect to the American Probable Transactions, American station groups ranked first or second among station operators in radio advertising revenues in 18 of its 20 markets based on the 1997 edition of Duncan's Radio Market Guide (the "Duncan Guide").*

  As a key part of the Company's acquisition strategy, on April 4, 1997, EZ Communications, Inc. ("EZ") was merged into American (the "EZ Merger"). Pursuant to the EZ Merger (excluding the consummation of the prospective EZ transactions which are included in American Probable Transactions), American acquired 18 FM and six AM stations in eight markets, assumed approximately $222.4 million of long-term debt, paid approximately $108.9 million in cash and issued approximately 8.3 million shares of Class A Common Stock to the EZ stockholders.

  In July 1995, the Company organized American Tower Systems, Inc. (the "Tower Subsidiary" or "Tower") for the purpose of acquiring, developing and operating communications towers throughout the United States, principally for other radio and telecommunications companies.

  American's stations have demonstrated significant same station growth in net revenues and broadcast cash flow. Growth in net revenues and, to a greater extent, broadcast cash flow from such same stations is affected by a number of factors, among the most significant of which are the number of stations acquired in a particular period, the stage of development of the acquired stations and the period of time such stations have been operated by American. Net revenues and broadcast cash flow from stations owned and/or operated by American as of December 31, 1996 (including for periods prior to their acquisition by American) increased by 12.1% and 20.7%, respectively, from 1995 to 1996. Giving effect to the American Probable Transactions as though all of them had been consummated at January 1, 1996, net revenues and broadcast cash flow in 1996 would have been approximately $360.9 million and $120.7 million, respectively. See "Summary--Selected Combined Financial Data" and "Unaudited Pro Forma Condensed Consolidated Financial Statements of American".

  Management believes that American's substantial same station growth is a result of a number of factors that include the following:

--------
* The Duncan Guide is published by a company partially owned by James H. Duncan, Jr., a director of American.

  . Market Selection. American has targeted markets that offer geographic diversity and fast growing economic bases. Five of American's markets are among the ten fastest growing U.S. markets and eight are among the top 25, as identified by the U.S. Department of Commerce, Bureau of Economic Analysis, "Projection of Economic Growth", as of May 1996.

  . Station Groups. American operates at least three FMs in each market (other than Austin, Cincinnati, Kansas City and Riverside/San Bernardino) and in most markets has developed radio station groups with many complementary FM and AM stations. These groups are generally composed of a mixture of leading and underperforming stations. Management believes this configuration enables American to accelerate the growth potential of these station groups, while reducing the risks associated with launching new formats and undertaking other means of improving underperforming radio properties. Management estimates that approximately one quarter of its stations, assuming consummation of the American Probable Transactions, have negligible or negative broadcast cash flow. American seeks to improve the performance of these stations by leveraging the enhanced management, programming, promotional and operational resources available to multiple station groups.

      American also believes that the operation of station clusters may: (i) enhance net revenue growth by increasing the appeal of the stations to advertisers and enabling such stations to compete more effectively with other advertising media; (ii) achieve operating efficiencies by consolidating broadcast facilities, eliminating duplicative management and staff functions and reducing overhead; (iii) enhance the competitiveness of American in bidding for top quality talent; (iv) facilitate cross promotion, sponsorship of larger events and increased spending on television, outdoor and other advertising designed to establish "brand" identity for the station cluster; (v) support more extensive and specialized market research; and (vi) promote the development of enhanced client services for advertisers.

  . Station Operating Strategies. American views itself as a product oriented company that seeks to establish and maintain listener loyalty through sound audience research, employment of high profile personalities, strong production values, and tailored marketing approaches that vary according to market, format and individual station need. American also seeks to assemble a large group of stations in each market, enabling it to attract a broad range of demographic audiences and to respond to differing needs of individual advertisers. Through these and other strategies American seeks to increase its share of total advertising dollars, targeting in particular its two most direct competitors, newspapers and broadcast television. These strategies have enabled American to build station groups with leading revenue and audience market share.

  . Diversified Programming. American's programming diversification has helped to insulate it from changes in listening preferences. American currently programs 18 different formats at its stations, a substantial increase from the six formats programmed in January 1994.

  . Management Structure. In order to manage a national group of radio stations and to provide a strong operational focus to each market, American has divided its markets into three groups, with a highly experienced Co-Chief Operating Officer responsible for each. While the management structures in each market vary according to the number of stations, their stage of development, and other factors, in most markets overall responsibility for the market is assigned to a single individual market leader. American believes this structure facilitates the coordination of programming and selling and reduction of operating expenses, while maintaining accountability for individual station performance. Individual market leaders each report to a Co-Chief Operating Officer, who in turn report to Steven B. Dodge, Chairman and Chief Executive Officer.

  The following table sets forth certain information regarding American and its markets, assuming all of the American Probable Transactions had been consummated as of January 1, 1996. For important information regarding the stations set forth below, including the source and calculation of "Market Ranking by Revenue" and "Market Revenue Rank", see the table under "Business-- Operations".

                                                                     NUMBER
                                                  MARKET   MARKET  OF STATIONS
                                                RANKING BY REVENUE -----------
                                                 REVENUE    RANK    FM    AM
                                                ---------- ------- ----- -----
Boston.........................................      9         2       3     3
Seattle........................................     13         2       4     1
St. Louis......................................     18         1       3     1
Cincinnati.....................................     20         2       2    --
Baltimore......................................     21         1       3     2
Portland.......................................     22         1       5     1
Pittsburgh.....................................     24         2       3    --
Sacramento.....................................     25         1       5     3
Charlotte......................................     27         1       5     2
Kansas City....................................     29         3       2     1
Hartford.......................................     35         1       3     1
Austin.........................................     37         4       2     1
Las Vegas......................................     39         2       4     2
Buffalo........................................     42         2       4     1
San Jose.......................................     43         1       5    --
West Palm Beach................................     49         2       4    --
Rochester......................................     53         1       4    --
Dayton.........................................     58         1       5     1
Fresno.........................................     62         1       5     2
Riverside/San Bernardino.......................     64         1       2    --

  American was incorporated under the laws of the State of Delaware in 1993. American's principal offices are located at 116 Huntington Avenue, Boston, Massachusetts 02116, and its telephone number is (617) 375-7500.

                               THE EXCHANGE OFFER

The Exchange Offer....  One share of New Preferred Stock in exchange for each outstanding share of Old Preferred Stock. As of the date hereof, 2,047,391 shares of Old Preferred Stock are issued and outstanding. The New Preferred Stock offered hereby is identical in all material respects to the Old Preferred Stock, except that shares of New Preferred Stock will be freely transferable by the holders thereof except as otherwise provided herein. See "Description of the New Preferred Stock".

                        Based on an interpretation by the Commission's staff set forth in no-action letters issued to third parties unrelated to it, American believes that the shares of New Preferred Stock issued pursuant to the Exchange Offer in exchange for Old Preferred Stock may be offered for sale, sold and otherwise transferred by any person receiving the New Preferred Stock, whether or not that person is the registered holder (other than any such holder or such other person that is an "affiliate" of American within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that (i) the shares of New Preferred Stock are acquired in the ordinary course of business of that holder or such other person, (ii) neither the holder nor such other person is engaging in or intends to engage in a distribution of the New Preferred Stock, and (iii) neither the holder nor such other person has an arrangement or understanding with any person to participate in the distribution of the New Preferred Stock. See "The Exchange Offer--Purpose and Effect". Each broker-dealer that receives shares of New Preferred Stock for its own account in exchange for shares of Old Preferred Stock, where those shares of Old Preferred Stock were acquired by the broker-dealer as a result of its market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such shares of New Preferred Stock. See "Plan of Distribution".

Registration Rights
 Agreement............  The shares of Old Preferred Stock were sold by
                        American on January 30, 1997, in a private placement in reliance on Section 4(2) of the Securities Act and immediately resold by the initial purchasers thereof to certain qualified institutional buyers in reliance on Rule 144A under the Securities Act and to a limited number of institutional "accredited investors" (as defined in Rule 501(A)(1), (2), (3) or (7) under the
                        Securities Act) (the "Original Offering"). In connection with the sale, American entered into a Registration Rights Agreement with the initial purchasers of the Old Preferred Stock (the "Registration Rights Agreement") requiring American to make the Exchange Offer. The Registration Rights Agreement further provides that American must use its best efforts to (i) cause the Registration Statement with respect to the Exchange Offer to be declared effective on or before July 29, 1997 and
                        (ii) consummate the Exchange Offer on or before September 12, 1997. See "The Exchange Offer-- Purpose and Effect".

Expiration Date.......  The Exchange Offer will expire at 5:00 p.m., New
                        York City time, June 23, 1997, or such later date and time to which it is extended by American.

Withdrawal............  The tender of shares of Old Preferred Stock pursuant to the Exchange Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. Any shares of Old Preferred Stock not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Dividends on the New
 Preferred Stock and
 Old Preferred
 Stock................
                        Dividends on each share of New Preferred Stock will accrue from the last dividend payment (or deemed dividend payment) on the Old Preferred Stock. No additional dividends will be paid on Old Preferred Stock tendered and accepted for exchange.

Conditions to the
 Exchange Offer.......  The Exchange Offer is subject to certain customary conditions, certain of which may be waived by American. It is not, however, conditioned on any minimum number of shares of Old Preferred Stock being tendered for exchange. See "The Exchange Offer--Conditions to the Exchange Offer."

Termination...........  American may terminate the Exchange Offer if it determines that its ability to proceed with the Exchange Offer could be materially impaired due to any legal or governmental action, any new law, statute, rule or regulation or any interpretation by the staff of the Commission of any existing law, statute, rule or regulation. Holders of Old Preferred Stock will have certain rights against American under the Registration Rights Agreement should American fail to consummate the Exchange Offer. No federal or state regulatory requirements must be complied with or approvals obtained in connection with the Exchange Offer, other than applicable requirements under federal and state securities laws.

Procedures for
 Tendering Old          Each holder of shares of Old Preferred Stock
 Preferred Stock......  wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a copy thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver the Letter of Transmittal, or copy thereof, together with certificates representing the shares of Old Preferred Stock and any other required documentation, to the Exchange Agent at the address set forth herein. Persons holding shares of Old
                        Preferred Stock through the Depository Trust
                        Company ("DTC") and wishing to accept the Exchange
                        Offer must do so pursuant to the DTC's Automated
                        Tender Offer Program, by which each tendering participant will agree to be bound by the Letter of Transmittal. By executing or agreeing to be bound by the Letter of Transmittal, each holder will represent to American that, among other things, (i) the shares of New Preferred Stock acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Preferred Stock, whether or not such person is the registered holder of the Old
                        Preferred Stock, (ii) neither the holder nor any such other person is engaging in or intends to engage in a distribution of such New Preferred
                        Stock, (iii) has an arrangement or understanding with any person to participate in the distribution of such New Preferred Stock, and (iv) neither the holder nor any such other person is an "affiliate", as defined under Rule 405 promulgated under the Securities Act, of American. Pursuant to the
                        Registration Rights Agreement, American is required to file a "shelf" registration statement for a continuous offering pursuant to Rule 415 under the Securities Act in respect of the Old Preferred
                        Stock if (i) because of any change in law or in currently prevailing interpretations of the staff of the Commission, American is not permitted to effect the Exchange Offer, (ii) the Exchange Offer is not consummated within 225 days of the Original
                        Offering, (iii) the holders of
                        not less than a majority of shares of the Old
                        Preferred Stock determine that the interests of the holders would be adversely affected by consummation of the Exchange Offer, or (iv) any holder of Old
                        Preferred Stock participates in the Exchange Offer and does not receive freely transferrable shares of New Preferred Stock in exchange for Old Preferred
                        Stock (other than as a result of the status of such holder as an "affiliate" of American within the meaning of the Securities Act). See "The Exchange
                        Offer--Purpose and Effect".

Acceptance of Old
 Preferred Stock and
 Delivery of New
 Preferred Stock......
                        The Company will accept for exchange any and all shares of Old Preferred Stock which are properly tendered (and not withdrawn) in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Preferred Stock issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer--Terms of the Exchange Offer".

Exchange Agent........  Harris Trust Company of New York is serving as
                        Exchange Agent (the "Exchange Agent") in connection with the Exchange Offer.

Federal Income Tax
 Consequences.........  The exchange pursuant to the Exchange Offer should not be a taxable event for federal income tax purposes. See "Certain Federal Income Tax
                        Consequences".

Effect of Not           Shares of Old Preferred Stock that are not tendered
 Tendering............  or that are tendered but not accepted will, following the completion of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. American will have no further obligation to provide for the registration under the Securities Act of such shares of Old
                        Preferred Stock.

    SUMMARY OF THE TERMS OF THE NEW PREFERRED STOCK AND EXCHANGE DEBENTURES

                              NEW PREFERRED STOCK

Securities Offered....  3,600,000 shares of 11 3/8% Cumulative Exchangeable
                        Preferred Stock, Series B, $100 liquidation preference per share.

Dividends.............  Cumulative from the last dividend payment (or deemed dividend payment) of the Old Preferred Stock at the annual rate of 11 3/8% of the liquidation preference per share of the New Preferred Stock, payable quarterly on January 15, April 15, July 15 and October 15 of each year, commencing July 15, 1997, out of funds legally available therefor, when, as and if declared by the Board of Directors of American. American may, at its option, pay dividends on any dividend payment date occurring on or before January 15, 2002 either in cash or in additional shares of New Preferred Stock (or, at American's option, cash in lieu of fractional shares).

Liquidation             $100 per share, plus accumulated and unpaid
 Preference...........  dividends.

Optional Redemption...  The New Preferred Stock is redeemable for cash at any time after January 15, 2002, at the option of American, in whole or in part, at a redemption price initially of 105.688% of the liquidation preference, declining ratably immediately after January 15 of each year thereafter to a redemption price of

                        100% of the liquidation preference, after January 15, 2007, plus in each case, without duplication, accumulated and unpaid dividends. In addition, prior to January 15, 2000, American may, at its option, use the net proceeds of one or more Public or Rule 144A Equity Offerings to redeem up to 35% of the outstanding New Preferred Stock at 111.375% of the liquidation preference, plus, without duplication, accumulated and unpaid dividends to the date of redemption; provided, however, that, after any such redemption, there must be at least $130.0 million aggregate liquidation preference of New Preferred Stock outstanding.

Mandatory               American is required, subject to certain
 Redemption...........  conditions, to redeem all of the New Preferred
                        Stock outstanding on January 15, 2009 at a redemption price equal to the liquidation preference, plus, without duplication, accumulated and unpaid dividends to the date of redemption.

Change of Control.....  Under certain circumstances involving a Change of
                        Control, American is required to offer to purchase each share of New Preferred Stock at a purchase price equal to the 101% of the liquidation preference thereof, plus, without duplication, accumulated and unpaid dividends. There can be no assurance that American will have sufficient funds to purchase all of the New Preferred Stock in the event of a Change of Control or that it would be able to obtain financing for such purpose on favorable terms, if at all. American's debt instruments also contain provisions relating to a change of control which require repayment of such debt in the event of a change of control as defined therein.

Ranking...............  The New Preferred Stock will rank, with respect to dividends and upon liquidation, dissolution or winding up of American, senior to all classes of American's Common Stock and junior to any other series of Preferred Stock that may hereafter be created that states it ranks senior to the New Preferred Stock. The New Preferred Stock will rank pari passu with any Old Preferred Stock which is not exchanged and the 137,500 shares of 7% Convertible Exchangeable Preferred Stock, $1,000 liquidation preference per share, issued in June 1996 (the "Convertible Preferred Stock").

Voting Rights.........  Except as required by law or with respect to an amendment of the Restated Certificate of Incorporation of American, as amended (the "Restated Certificate") adversely affecting the rights of the New Preferred Stock, the holders of the New Preferred Stock will not be entitled to any voting rights except as follows: (i) amending certain rights of the holders of the New Preferred Stock or (ii) with respect to the creation, authorization or issuance of capital stock ranking senior (in certain respects) to the New Preferred Stock. In addition, if (i) the equivalent of six quarterly dividends payable on the New Preferred Stock are in arrears, (ii) American fails to make a mandatory redemption or an Offer to Purchase following a Change of Control, or (iii) American fails to comply with certain covenants in the New Preferred Stock or to make certain payments on its Indebtedness, the number of directors of American will be increased by two and the holders of the New Preferred Stock, voting separately as a class with the holders of shares of any other series of parity Preferred Stock upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors, who shall serve until such time as, in the case of a dividend default, all dividends in arrears have been paid or declared and set apart for payment, and, in all other cases, any failure, breach or default giving rise to such voting rights is remedied or waived by the holders of not less than a majority of the shares of New Preferred Stock then outstanding.

Certain Restrictive     The holders of shares of New Preferred Stock will
 Covenants............  be entitled to the benefit of certain restrictive provisions that, among other things, will limit the ability of American and its Restricted Subsidiaries to incur additional Indebtedness, pay dividends or make certain other Restricted Payments, or merge or consolidate with or sell all or substantially all of their assets to any other person and will limit the ability of Restricted Subsidiaries to issue equity interests.

Senior Debt             American's debt instruments contain provisions
 Restrictions.........  which restrict, and if a default under any thereof exists prohibit, redemption or repurchase of the New Preferred Stock, including upon a Change of Control or through the issue of Exchange
                        Debentures, and the payment of cash dividends on the New Preferred Stock. See "Risk Factors--Factors
                        Relating to American and its Business--Restrictions
                        Imposed by Terms of Indebtedness" and "Description of Capital Stock--Dividend Restrictions" and
                        "Indebtedness of American".

Exchange Debentures...  The New Preferred Stock will be exchangeable, subject to certain conditions, at the option of American, in whole but not in part, on any dividend payment date commencing July 15, 1997, for American's 11 3/8% Subordinated Exchange Debentures due 2009 (the "Exchange Debentures") in an aggregate principal amount equal to the liquidation preference, plus, without duplication, accumulated and unpaid dividends to the date of exchange.

Federal Income Tax
 Consequences.........  There are certain federal income tax consequences associated with the purchasing, holding and disposing of the New Preferred Stock (or the Exchange Debentures), including the fact that a redemption of shares of the New Preferred Stock for cash or an exchange of the New Preferred Stock for Exchange Debentures will be a taxable transaction and that any Exchange Debentures may be issued with original issue discount resulting in income without a cash distribution. See "Certain Federal Income Tax Consequences".

                            THE EXCHANGE DEBENTURES

Issue.................  11 3/8% Subordinated Exchange Debentures due 2009
                        issuable in exchange for the New Preferred Stock in an aggregate principal amount equal to the liquidation preference of the New Preferred Stock, plus, without duplication, accrued and unpaid dividends to the date fixed for the exchange thereof (the "Exchange Date"), plus any additional Exchange Debentures issued in lieu of cash interest.

Maturity..............  January 15, 2009.

Interest Rate and
 Payment Dates........  The Exchange Debentures will bear interest at a rate of 11 3/8% per annum. Interest will accrue from the date of issuance or from the most recent interest payment date to which interest has been paid or provided for or, if no interest has been paid or provided for, from the Exchange Date. Interest will be payable semi-annually in cash (or, at the option of American, on or prior to

                        January 15, 2002, in additional Exchange
                        Debentures) in arrears on each January 15 and July 15, commencing with the first such date after the Exchange Date.

Optional Redemption...  The Exchange Debentures are redeemable, at the option of American, in whole or in part, at any time on or after January 15, 2002 at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, prior to January 15, 2000, American may, at its option, redeem up to 35% of the outstanding Exchange Debentures from the net cash proceeds of a Public or Rule 144A Equity Offering at 111.375% of their principal amount, plus accrued and unpaid interest to the date of redemption; provided, however, that after any such redemption, the aggregate principal amount of the Exchange Debentures outstanding must equal at least $130.0 million.

Ranking...............  The Exchange Debentures will be subordinated to all existing and future Senior Debt of American. In addition, the Exchange Debentures will be effectively subordinated to all existing and future Indebtedness of American's subsidiaries (including guarantees of American's Indebtedness). The Exchange Debentures will rank pari passu or senior to any class or series of Indebtedness that expressly provides that it ranks pari passu or subordinate to the Exchange Debentures, as the case may be. After giving effect to the American Probable Transactions, the financing thereof, the Original Offering and, in each case, the use of the proceeds therefrom, as though each had occurred on December 31, 1996, there would have been approximately $690.7 million of Senior Debt outstanding. The debentures issuable upon exchange of the Convertible Preferred Stock will be Senior Debt unless American otherwise designates prior to their issuance.

Change of Control.....  In the event of a Change of Control, American will, subject to certain conditions, be required to offer to purchase all outstanding Exchange Debentures at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. There can be no assurance that American will have sufficient funds to purchase all the Exchange Debentures in the event of a Change of Control or that American would be able to obtain financing for such purpose on favorable terms, if at all. American's debt instruments also contain provisions relating to a change of control which require repayment of such debt in the event of a change of control as defined herein.

Certain Restrictive     The Exchange Indenture will contain certain
 Covenants............  restrictive covenants, including limitations on (i)
                        the incurrence of indebtedness and issuance of preferred stock by the Company and the Restricted
                        Subsidiaries; (ii) the payment of dividends and the making of restricted payments; (iii) transactions with affiliates; (iv) the existence of liens; (v) the disposition of proceeds of asset sales; (vi)
                        Asset Swaps; (vii) the making of guarantees by the Company and the Restricted Subsidiaries; (viii) transfers and issuances of stock of the Restricted
                        Subsidiaries; (ix) the imposition of restrictions on certain payments by the Restricted Subsidiaries;
                        (x) investments in Unrestricted Subsidiaries; and
                        (xi) certain mergers and sales of assets. See
                        "Description of the Exchange Debentures--Certain
                        Covenants" and "--Limitation on Merger,
                        Consolidation and Sale of Assets".

Senior Debt             American's debt instruments contain provisions
 Restrictions.........  which restrict, and if a default under any thereof exists prohibit, redemption or repurchase of the Exchange Debentures, including upon a Change of Control. See "Risk Factors--Factors Relating to
                        American and its Business--Restrictions Imposed by Terms of Indebtedness" and "Indebtedness of American".

                                USE OF PROCEEDS

  There will be no cash proceeds to American from the exchange pursuant to the Exchange Offer.

  The net proceeds from the Old Preferred Offering were used initially to repay indebtedness under the Credit Agreements and, thereafter, to finance American's acquisition program. See "Use of Proceeds".

                                  RISK FACTORS

  An investment in the New Preferred Stock involves certain risks that a prospective investor should carefully consider. See "Risk Factors".

                        SELECTED COMBINED FINANCIAL DATA

  The following Selected Combined Financial Data has been derived from the consolidated financial statements of American and the Selected Financial Data of the predecessor entities of American (Stoner, Atlantic, Multi Market and Boston AM (the "American Predecessor Entities")), which are contained in the American 10-K for the year ended December 31, 1996 which has been filed with the Commission pursuant to the Exchange Act and which is incorporated herein by reference. The Selected Combined Financial Data should be read in conjunction with American's financial statements and the notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations". The following financial information presents the combined operating results of the American Predecessor Entities for periods prior to the date of the formation of American (the "American Reorganization") (November 1,
1993) for 1992 and the ten months ended October 31, 1993 as if such entities had combined effective January 1, 1992 or, if later, the date of commencement of operations of certain American Predecessor Entities. The information for the two months ended December 31, 1993 and the years ended December 31, 1994, 1995 and 1996 is based on the historical American consolidated financial statements. The pro forma financial information with respect to the year ended December 31, 1996 included below reflects certain adjustments, as explained elsewhere in this Prospectus, and therefore any comparison of the pro forma 1996 financial information with the Selected Combined Financial Data appearing below and elsewhere in this Prospectus for periods prior to 1996 is inappropriate. Such pro forma financial information gives effect, among other things, to the American Pro Forma Transactions (which term means the EZ Merger (excluding the prospective EZ transactions which were not then consummated and are included in the American Probable Transactions), the Hartford Transaction, the HBC Merger (excluding the Omaha stations which are under an agreement to be sold), the BayCom Transaction and the Baltimore Transaction. The American Pro Forma Transactions do not include all of the American Probable Transactions, or the transactions referred to under "Business--Recent Transactions--Other Transactions". See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the American 10-K and the financial statements of EZ in the EZ 10-K, all of which are incorporated herein by reference.

                       AMERICAN RADIO SYSTEMS CORPORATION

                                                        COMBINED PREDECESSOR
                    COMBINED PREDECESSOR                    ENTITIES AND
                        ENTITIES(1)        AMERICAN(1)      AMERICAN(1)                      AMERICAN
                  ------------------------ ------------ -------------------- ------------------------------------
                                                                                      YEAR ENDED DECEMBER 31,
                                                                             ------------------------------------
                               TEN MONTHS   TWO MONTHS                                                     PRO
                   YEAR ENDED     ENDED       ENDED     COMBINED YEAR ENDED         HISTORICAL            FORMA
                  DECEMBER 31, OCTOBER 31, DECEMBER 31,     DECEMBER 31,     --------------------------  --------
                    1992(2)       1993         1993           1993(1)        1994(2)  1995(2)  1996(2)   1996(3)
                  ------------ ----------- ------------ -------------------- -------  -------  --------  --------
                                                             (IN THOUSANDS)
STATEMENT OF
 OPERATIONS
 DATA(2):
Net revenues....    $46,306      $45,010      $8,943          $53,953        $68,034  $97,772  $178,019  $319,512
Operating
 expenses.......     36,698       37,058       6,493           43,551         50,129   66,448   120,004   211,602
Net LMA
 expenses(4)....        --           --          --               --             --       600     8,128     8,128
Depreciation and
 amortization...      4,465        5,900       1,415            7,315          9,920   12,364    17,810    60,405
Corporate
 general and
 administrative
 expenses.......      3,657        2,897         944            3,841          2,229    3,908     5,046     6,046
                    -------      -------      ------          -------        -------  -------  --------  --------
Operating income
 (loss).........      1,486         (845)         91             (754)         5,756   14,452    27,031    33,331
Net interest
 expense........     (4,370)      (5,517)       (801)          (6,318)        (7,051) (10,062)  (16,762)  (42,196)
Gains (losses)
 on sale of
 assets, net....       (964)       3,133         --             3,133          2,345   11,544      (308)     (308)
Other non-
 operating
 income
 (expense),
 net............         (3)          42         --                42           (568)     --        --        --
                    -------      -------      ------          -------        -------  -------  --------  --------
Income (loss)
 before income
 taxes and other
 items(3).......     (3,851)      (3,187)       (710)          (3,897)           482   15,934     9,961    (9,173)
Provision
 (benefit) for
 income
 taxes(5).......        382        1,690        (263)           1,427            556    6,829     4,826    (2,373)
                    -------      -------      ------          -------        -------  -------  --------  --------
Income (loss)
 before
 extraordinary
 item...........    $(4,233)     $(4,877)     $ (447)         $(5,324)           (74)   9,105     5,135    (6,800)
                    =======      =======      ======          =======
Extraordinary
 losses.........                                                              (1,159)    (817)      --        --
                                                                             -------  -------  --------  --------
Net income
 (loss).........                                                              (1,233)   8,288     5,135    (6,800)
Preferred stock
 and Series C
 Common Stock
 dividends......                                                              (1,887)    (815)   (4,973)  (27,723)
                                                                             -------  -------  --------  --------
Net income
 (loss)
 applicable to
 common
 stockholders...                                                             $(3,120) $ 7,473  $    162  $(34,523)
                                                                             =======  =======  ========  ========
OTHER FINANCIAL
 DATA:
Broadcast cash
 flow(6)........    $ 9,608      $ 7,952      $2,450          $10,402        $17,905  $31,324  $ 58,015  $107,910
EBITDA(6).......      5,951        5,055       1,506            6,561         15,676   27,416    52,969   101,864
After-tax cash
 flow(6)........        --           --          --               --           7,959   20,654    17,972    25,882
Ratio of
 earnings to
 fixed charges
 and preferred
 stock
 dividends(7)...        --           --          --               --             --     2.09x     1.17x       --
Ratio of total
 debt to
 EBITDA.........                                                                                   6.24x     5.13x
Ratio of EBITDA
 to net interest
 expense and
 preferred stock
 dividends......                                                                                   2.44x     1.46x

                                                          DECEMBER 31, 1996
                                                       -----------------------
                                                       HISTORICAL PRO FORMA(3)
                                                       ---------- ------------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.............................  $ 10,447   $  13,500
Working capital, excluding current portion of long-
 term debt............................................    35,547      50,251
Intangible assets, net................................   493,260   1,234,258
Total assets..........................................   796,303   1,615,931
Long-term debt, including current portion.............   330,672     522,594
Cumulative Exchangeable Preferred Stock...............       --      200,000
Stockholders' equity..................................   396,163     711,875

--------
(1) The information for the Combined American Predecessor Entities includes the results of operations of the following entities for the following periods:
    Stoner and Atlantic--the year ended December 31, 1992 and ten months ended October 31, 1993; Multi Market--the fiscal year ended August 31, 1992 (included in calendar year 1992) and the sum of (a) eight-twelfths of the fiscal year ended August 31, 1993 and (b) the historical results for the two months ended October 31, 1993 (included in the ten months ended October 31, 1993); and Boston AM--the one-month period ended December 31, 1992 (in calendar year 1992) and the ten months ended October 31, 1993 (in that period). In addition, the 1993 financial information combines the American Predecessor Entities for the ten months ended October 31, 1993 and historical American financial statements for the two month period ended December 31, 1993.
(2) Year-to-year comparisons are significantly affected by the timing of acquisitions and dispositions of radio stations, which have been numerous during the periods shown. See "Business--Recent Transactions" and "Management's Discussion and Analysis of the Financial Condition and Results of Operations" in the American 10-K for a description of the acquisitions and dispositions made in 1994, 1995 and 1996.
(3) The unaudited pro forma Statement of Operations Data and Other Financial Data for the year ended December 31, 1996 give effect to (i) the American Pro Forma Transactions and (ii) the offering of the Old Preferred Stock (the "Original Offering") and the use of the proceeds thereof and the Exchange Offer, as if each of the foregoing had occurred on January 1, 1996. The term "American Pro Forma Transactions" means the EZ Merger (including the prospective EZ transactions which are included in the American Probable Transactions), the BayCom Transaction, the Hartford Transaction, the HBC Merger (excluding the Omaha stations which are under an agreement to be sold) and the Baltimore Transaction and does not include all of the American Probable Transactions. See "Business--Recent Transactions" and "Unaudited Pro Forma Condensed Consolidated Financial Statements of American".
(4) In connection with a number of American Probable Transactions (and certain consummated acquisitions) American entered into local marketing agreements ("LMAs"). Net LMA expense represents the excess of monthly payments payable by American to the station owners over LMA revenue received by American. Net LMA expense is, in effect, a reimbursement to the station owners of their depreciation and amortization and interest expense and, upon acquisition of the stations by American, will be replaced by such expenses.
(5) The American Predecessor Entities' provision (benefit) for income taxes for the periods prior to 1994 represents the historical provision (benefit) for Stoner. Atlantic was a partnership and Boston AM was an S corporation and, accordingly, taxable income or loss flowed through to the partners and stockholder, respectively, of those entities. Multi Market has net operating loss carryforwards available to reduce future taxable income. As the realization of the benefit of those losses was not assured, no income tax benefit was recorded. Based on these circumstances, a combined tax provision for periods prior to 1994 has not been presented.
(6) "Broadcast cash flow" means operating income (loss) before net LMA expenses, depreciation and amortization and corporate general and administrative expenses. "EBITDA" means operating income (loss) before LMA expenses and depreciation and amortization. LMA expenses are, as explained in note (4), fees paid by American which permit American to program stations prior to their acquisition. "After-tax cash flow" means income
    (loss) before extraordinary items, plus depreciation and amortization, less stock dividends. Broadcast cash flow, EBITDA and after-tax cash flow should not be considered in isolation from, or as a substitute for, operating income, net income or cash flow and other consolidated income or cash flow statement data computed in accordance with generally accepted accounting principles or as a measure of American's profitability or liquidity. Although these measures of performance are not calculated in accordance with generally accepted accounting principles, they are widely used in the broadcasting industry as a measure of a radio company's operating performance because they assist in comparing radio station performance on a consistent basis across radio companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Broadcast cash flow also excludes the effect of corporate general and administrative expenses, which generally do not relate directly to station performance.
(7) For the purposes of this calculation, "earnings" consist of net income
    (loss) before income taxes, extraordinary items and fixed charges. "Fixed charges" consist of interest expense and amortization of debt discount and related expenses and the component of rental expense believed by management to be representative of the interest factor thereon. Earnings were insufficient to cover fixed charges and preferred stock dividends for each of the three years ended December 31, 1994 by approximately $4.4 million, $4.7 million and $1.4 million, respectively, and by approximately $37.9 million for the pro forma year ended December 31, 1996.

  Giving effect to (i) the American Pro Forma Transactions, (ii) the remaining American Probable Transactions not included therein and (iii) the Original Offering and the use of the proceeds thereof, as if each had occurred on January 1, 1996 (December 31, 1996, in the case of balance sheet data), for the year ended December 31, 1996, net revenues would have been $360.9 million, broadcast cash flow would have been $120.7 million, EBITDA would have been $114.7 million, net interest expense and preferred stock dividends requirements would have been $88.2 million, and long-term debt, including current portion, would have been $690.7 million. On such basis, the ratio of total debt to EBITDA would have been 6.02x and the ratio of EBITDA to interest expense and preferred stock dividend requirements would have been 1.30x.

                                 RISK FACTORS

  Prospective investors in the securities offered hereby should carefully review the information contained elsewhere in this Prospectus and should particularly consider the following matters:

FACTORS RELATING TO AMERICAN AND ITS BUSINESS

  FINANCIAL LEVERAGE; DEBT SERVICE REQUIREMENTS. At December 31, 1996, American had approximately $330.7 million in long-term debt (including the current portion thereof) outstanding. After giving effect to the Original Offering, the application of the net proceeds therefrom, and the American Probable Transactions, as if each had occurred on December 31, 1996, American's long-term debt outstanding would have been approximately $690.7 million, which would have comprised approximately 43.1% of American's total capitalization, and its combined long-term debt and liquidation and redemption obligations relating to the Convertible Preferred Stock and the Old Preferred Stock (and/or the New Preferred Stock) would have been $1,028.2 million, which would have comprised approximately 64.5% of American's total capitalization. Had the Original Offering and the American Probable Transactions, as well as the acquisitions and dispositions consummated during 1996 or thereafter, occurred on January 1, 1996, pro forma net interest expense and net distribution requirements on the Convertible Preferred Stock and Old Preferred Stock (and/or the New Preferred Stock) for the year ended December 31, 1996 would have been approximately $88.2 million.

  In order to finance acquisitions of radio stations and for general corporate purposes, American has borrowed and expects to continue to borrow and issue indebtedness. A substantial portion of American's cash flow from operations is required for debt service. American believes that cash flow from operations will be sufficient to meet debt service requirements for interest and scheduled payments of principal under the terms of its outstanding indebtedness. However, American's leverage could make it vulnerable to a downturn in the operating performance of its radio stations or a downturn in economic conditions. If such cash flow was not sufficient to meet such debt service requirements or payments of principal, American could be required to sell equity securities, refinance its obligations or dispose of one or more of its stations in order to make scheduled payments. There can be no assurance that American would be able to effect any such transactions on favorable terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in the American 10-K.

  American and the Tower Subsidiary are parties to three credit agreements (in the case of American, the "Credit Agreements" and in the case of the Tower Subsidiary, the "Tower Credit Agreement"), the borrowings under which bear interest at variable rates. Therefore, increases in interest rates on borrowings under such agreements would adversely affect American's income and cash flow otherwise available for principal and operating requirements and the ability of American to implement fully its strategic plan. Although American intends to manage its exposure to fluctuating interest rates by entering into interest rate protection and similar agreements, including interest rate swaps, collars and caps with respect to a portion of the borrowings thereunder, there can be no assurance that American will continue to be able to enter into such agreements. See "Indebtedness of American".

  RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS. The indentures under which the 9% Senior Subordinated Notes due 2006 of American (the "American Notes") are outstanding (the "American Note Indenture") and the indenture under which the 9 3/4% Senior Subordinated Notes of American (the "American-EZ Notes") are outstanding (the "American-EZ Note Indenture" and, collectively with the American Note Indenture, the "Note Indentures") contain certain restrictive covenants, including limitations on (i) the incurrence of indebtedness and the issuance of preferred stock by American and the Restricted Subsidiaries (as defined in the Note Indentures); (ii) the payment of dividends and the making of restricted payments; (iii) transactions with affiliates; (iv) the existence of liens; (v) the disposition of proceeds of asset sales; (vi) Asset Swaps (as defined in the Note Indentures); (vii) the making of guarantees by American and the Restricted Subsidiaries; (viii) transfers and issuances of stock of the Restricted Subsidiaries; (ix) the imposition of restrictions on certain payments by the Restricted Subsidiaries; (x) investment in Unrestricted Subsidiaries (as defined in the Note Indentures); and (xi) certain mergers and sales of assets. The American-EZ Note Indenture requires American to offer to purchase all of the American-EZ Notes at 101% of their principal amount, upon consummation of the EZ Merger. Such offer commenced on April 19, 1997 and expires May 19, 1997 and, to the extent it is accepted, American will borrow the funds necessary to purchase tendered American-EZ Notes under the applicable Credit Agreement. American will pay $1,056.31 per $1,000 aggregate principal amount of EZ Notes tendered in accordance with the offer to purchase.

  The Credit Agreements contain certain other and more restrictive covenants than those contained in the Note Indentures, including requirements that certain conditions be satisfied prior to the consummation of future acquisitions of radio stations not in the largest 75 radio markets and limitations on station dispositions. These covenants may adversely affect American's ability to pursue its acquisition strategy. The Credit Agreements also require American to maintain specific financial ratios and to satisfy certain financial condition tests. The ability of American to meet these financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that American will meet those tests.

  The breach of any of these covenants could result in a default under the Credit Agreements, either Note Indenture, or all of them. In the event of a default under the Credit Agreements or either Note Indenture, the lenders or the noteholders, as the case may be, could seek to declare all amounts outstanding under either or both of the Credit Agreements or the applicable
Note Indenture, as the case may be, together with accrued and unpaid interest, if any, to be immediately due and payable. Under such circumstances, cross default provisions would probably result in the amounts outstanding under all such instruments becoming due and payable. If American were unable to repay those amounts, the lenders under the Credit Agreements could proceed against the collateral granted to them to secure that indebtedness. The Credit Agreements provide for a lien on the capital stock of American's Restricted Subsidiaries (including its FCC broadcast license holding subsidiary), and all instruments and material agreements.

  The Tower Credit Agreement restricts the Tower Subsidiary's ability to pay dividends to, or make loans to, or engage in other transactions with, American and the Restricted Subsidiaries. The Tower Subsidiary is an unrestricted subsidiary under the Credit Agreements and the Note Indentures. See "Indebtedness of American" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and the Notes to the Consolidated Financial Statements of American in the American 10-K.

  COMPETITION. Radio broadcasting is a highly competitive business. Each of American's radio stations competes for audience share and advertising revenue directly with other radio stations, as well as with other media such as newspapers, broadcast and cable television, magazines, billboards, direct mail, compact discs and music videos. There are typically other well-capitalized firms competing in the same geographic markets as American, many of which have substantial financial resources. With the elimination of any restrictions on the number of radio stations which may be owned nationally by a single operator and the liberalization of local ownership restrictions effected by the Telecommunications Act of 1996 (the "Telecommunications Act"), the radio industry is experiencing a consolidation of ownership, as a result of which competition may intensify as companies with substantial resources emerge.

  The financial success of each of American's radio stations is dependent principally upon each such station's share of the overall advertising revenue within its geographic market, its promotion and other expenses incurred to obtain that revenue and the economic health of the geographic market. Radio advertising revenues are, in turn, highly dependent upon audience share. Audience share is influenced by factors including: changes in listener preference, audience migration to other media supplying music, news and other entertainment and the programming decisions and promotional efforts of competing stations in American's markets. The broadcast cash flow of American's affected stations could decrease due to increased promotion and other expenses incurred to respond to changes in its markets and/or lower advertising revenues resulting from lower ratings.

  In addition to management experience, factors that may materially influence a station's competitiveness include audience characteristics, local program acceptance and the characteristics of other stations in the market area.

  As noted above, radio broadcasting is also subject to competition from electronic and print media. Potential advertisers can substitute advertising through broadcast television, cable television systems (which can offer through cable interconnects concurrent exposure on a number of cable networks to enlarge the potential audience), daily, weekly and free-distribution newspapers, other print media, direct mail and on-line computer services for radio advertising. Competing media frequently target the customers of their competitors, and advertisers regularly shift dollars from radio to these competing media and vice versa.

  Radio broadcasting is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems or the introduction of digital audio broadcasting ("DAB"). DAB may deliver by satellite to nationwide and regional audiences, multi-channel, multi-format digital radio services with sound quality equivalent to compact discs. The FCC has allotted and auctioned spectrum for DAB to two companies that plan to implement DAB within the next five years. Another possible competitor to traditional radio is In Band On Channel ("IBOC") digital radio broadcasting. IBOC could provide multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional FM radio services. American cannot predict the effect, if any, that new technologies may have on the radio broadcasting industry. See "Business--Federal Regulation of Radio Broadcasting".

  For information concerning additional potential competition from other media, entertainment and telecommunications companies which might be able to enter the radio broadcasting industry in the event of legislative or regulatory change, see "--Regulatory Matters" below.

  There can be no assurance that any of American's radio stations will be able to maintain or increase their current audience ratings and revenue market share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the American 10-K and "Business--Operating Philosophy" and "--Advertising Sales".

  CONTROL BY THE PRINCIPAL STOCKHOLDERS; RESTRICTIONS ON CHANGE OF CONTROL. As of March 31, 1997, Steven B. Dodge, Chairman of the Board, President and Chief Executive Officer, and Thomas H. Stoner, Chairman of the Executive Committee of the Board, together with their affiliates (the "Principal Stockholders"), owned approximately 49.89% of the combined votes of the American voting stock. After giving effect to the consummation of the EZ Merger, as of such date, the Principal Stockholders would have owned approximately 43.95% of such combined votes. Accordingly, the Principal Stockholders may, in effect, be able to control the vote on all matters submitted to a vote of the holders of the Common Stock, except with respect to (i) the election of two independent directors, (ii) those matters which the Restated Certificate or applicable law requires a 66 2/3% vote, and (iii) those matters requiring a class vote by law. Control by the Principal Stockholders may have the effect of discouraging certain types of transactions involving an actual or potential change of control of American. See "Description of Capital Stock".

  The Credit Agreements, each of the Note Indentures, the Old Preferred Stock and the Convertible Preferred Stock, as well as the agreement relating to the broadcast of Boston Red Sox games, restrict, and the New Preferred Stock will restrict, certain changes in control of American. In addition, the Communications Act of 1934, as amended, including by the Telecommunications Act (the "Communications Act"), and the rules of the FCC require the prior consent of the FCC to any change of control of American. See "Business-- Federal Regulation of Radio Broadcasting".

  In addition to the stock ownership by the Principal Stockholders and the FCC restrictions referred to above, certain provisions of the Restated Certificate and Delaware law may have the effect of discouraging a third party from making an acquisition proposal for the Company and may thereby inhibit a change of control. See "Description of Capital Stock--Ownership Restrictions" and "-- Delaware Business Combination Provisions".

  DEPENDENCE ON KEY PERSONNEL. American's business is partially dependent upon the performance of certain key individuals, including its executive officers, station general managers and on-air announcers who are well recognized and established in the markets in which American conducts business. American has not entered into employment agreements with any of its executive officers, but has entered into employment agreements, which contain non-compete provisions, with certain of its station general managers and high-profile on-air announcers. As additional incentive, certain of American's general managers and executive officers have been granted options to purchase shares of Common Stock which are subject to vesting provisions over a five year period. However, there can be no assurance that American will be able to retain such officers, managers or announcers, the loss of whom could have a material adverse effect upon American, or that American will be able to prevent them from competing with American in the event of their departure. American does not maintain key man life insurance of any significance on the lives of any of such officers, managers or announcers.

  ACQUISITION STRATEGY. As a result of recent acquisitions, including the EZ Merger, American has experienced significant expansion. Since January 1, 1996, American has consummated or has pending acquisitions for an aggregate consideration of approximately $1.4 billion. American intends to continue its active acquisition strategy as described elsewhere in this Prospectus. Inherent in such a strategy are certain risks, such as increasing leverage and debt service requirements, combining disparate company cultures and facilities, and operating stations in many geographically diverse markets, which could adversely affect ratings and revenues in a given market. Certain of these risks may be increased to the extent that American's future acquisitions are in larger markets and/or involve multiple stations in several markets, as did the EZ Merger. Accordingly, there can be no assurance that one or more of American's past or future acquisitions may not have an adverse effect on its business.

  The Credit Agreements impose certain restrictions on acquisitions of radio stations not in the largest 75 radio markets and, in addition, the Credit Agreements and each Note Indenture contain borrowing limits. Since American may, from time to time, be at or near its borrowing limits, there can be no assurance that the lenders will consent to increased borrowing levels, and this may inhibit the ability of American to implement its acquisition strategy. The Note Indentures also contain restrictions which, under certain circumstances, could impair the ability of American to make acquisitions.

  American competes and will continue to compete with many other buyers, both radio operators and financial institutions, for the acquisition of radio stations. Certain of those competitors have greater financial and other resources than those of American. In addition, if the prices sought by sellers of radio stations continue to rise, American may find fewer acceptable acquisition opportunities. For information concerning additional potential competition from other media, entertainment and telecommunication companies for acquisitions, see "Business--Federal Regulation of Radio Broadcasting".

  American may not be able to implement its acquisition strategy because of the application of the FCC's cross ownership rules, cross-interest policy or other rules and policies. These rules and policies could prevent American from making future acquisitions if the Principal Stockholders or certain other stockholders or officers and directors also have or acquire attributable interests in broadcast or other media properties. It is not possible to know, however, whether future legislative or regulatory action may change applicable ownership rules or policies or, if it does, whether such changes would make those limitations more or less restrictive. See "Business--Acquisition Strategy" and "--Federal Regulation of Radio Broadcasting".

  ANTITRUST MATTERS. As a consequence of the consolidation of ownership in the radio broadcast industry resulting from the enactment of the Telecommunications Act, the Antitrust Division of the United States Department of Justice (the "Antitrust Division") has been giving closer scrutiny to acquisitions in the industry, including some of those of American. The consummation of many of the acquisitions are subject to notification filing requirements, applicable waiting periods and possible review by the Antitrust Division or the Federal Trade Commission ("FTC") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The Antitrust Division issued Second Requests for additional information in connection with acquisitions by American in Rochester, Sacramento and West Palm Beach. See "Business-- Recent Transactions--Consummated Transactions--Rochester" and "--Sacramento". The Antitrust Division also issued a Civil Investigative Demand to both EZ and American in connection with one of the American Probable Transactions in Charlotte. See "Business--Recent Transactions--Pending Acquisitions and Dispositions--Charlotte." In October 1996, American entered into a consent decree (the "Rochester Consent Decree") with the Antitrust Division with respect to the American Probable Transactions in Rochester resulting in a negotiated settlement with the Antitrust Division which modified the Rochester Transaction. In February 1997, American entered into consent decrees (the "Charlotte Consent Decree" and the "Sacramento Consent Decree") with the Antitrust Division with respect to the American Probable Transactions in Charlotte and Sacramento, respectively, resulting in a negotiated settlement with the Antitrust Division with respect to the disposition of one FM station in each of those markets. See "Business--Recent Transactions--Pending Acquisitions and Dispositions--Charlotte" and "--Sacramento". Antitrust Division review of certain transactions has caused, and may continue to cause, delays in anticipated consummations of certain transactions and, in some cases, resulted and may result in negotiated modifications of the proposed transactions. Antitrust agency review and/or such delays and modifications could have an adverse effect on American and could result in the required divestiture of presently owned stations or the abandonment of some of these or other attractive transactions.

  As part of its increased scrutiny of radio broadcast industry transactions, the Antitrust Division is currently reviewing its internal guidelines for antitrust review of other widespread radio broadcasting agreements, including local marketing agreements ("LMAs"), time brokerage agreements ("TBAs") and certain joint sales and service agreements ("JSAs"). The Antitrust Division has informally contacted industry representatives to express certain concerns regarding LMAs and TBAs and has suggested that radio broadcasting companies file notification and obtain clearance under the HSR Act prior to commencing certain LMAs or TBAs. As a result of these informally expressed concerns, American has instituted internal policies to obtain any required HSR Act clearance prior to commencing any future LMAs or TBAs. See "Business--Federal Regulation of Radio Broadcasting--Local Marketing Agreements" for a description of local marketing agreements and time brokerage agreements. The Antitrust Division has also informally expressed to American that it is investigating whether the terms of certain JSAs in certain markets may violate antitrust laws. A JSA involves the purchase by a third party of some or all of the commercial advertising time of a particular radio station for resale by the third party directly to advertisers. As part of the Rochester Consent Decree, American terminated a JSA in that market. Although American believes that each of its LMAs and TBAs is in compliance with the antitrust laws, the Antitrust Division or others could take action under the antitrust laws to enjoin or otherwise challenge such arrangements. There can be no assurance that such a challenge will not be made or, if made, will not be successful.

  REGULATORY MATTERS. The radio broadcasting industry is subject to extensive and changing regulation governing, among other things, technical operations, ownership, business and employment practices, and certain types of program content (including indecent and obscene program material). The FCC regulates radio broadcast stations pursuant to the Communications Act. The Communications Act permits the operation of radio broadcast stations only in accordance with a license issued by the FCC upon a finding that the grant of a license would serve the public interest, convenience and necessity. The Communications Act provides for the FCC to exercise its licensing authority to provide a fair, efficient and equitable distribution of broadcast service through out the United States. Among other things, the FCC assigns frequency bands for radio broadcasting; determines the particular frequencies, locations and operating power of radio broadcast stations; issues, renews, revokes and modifies radio broadcast station licenses; regulates transmitting equipment used by radio broadcast stations; adopts and implements regulations and policies that directly or indirectly affect the ownership, operation, program content and employment and business practices of radio broadcast stations; and has the power to impose penalties for violations of its rules and the Communications Act.

  The FCC also regulates the ownership, operation and sale of radio broadcast stations. The Communications Act prohibits the assignment of an FCC license, or the transfer of control of an FCC licensee, without the prior approval of the FCC. In determining whether to grant requests for consents to assignments or transfers, and in determining whether to grant or renew a radio broadcast license, the FCC considers a number of factors pertaining to the legal and other qualifications of the licensee (and any proposed licensee), including restrictions on foreign ownership, compliance with FCC media ownership rules, licensee "character" and compliance with the Anti-Drug Abuse Act of 1988, which allows courts to disqualify individuals from the benefits of federal licenses as a penalty for certain drug-related offenses.

  The Congress and the FCC have had under consideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of American's radio broadcast stations, result in the loss of audience share and advertising revenues for American's radio broadcast stations or affect its ability to acquire additional radio broadcast stations or make other acquisitions. American cannot predict whether or when any proposed changes will be adopted nor can it predict what other matters might be considered in the future, nor can it judge in advance the impact, if any, the implementation of any of these proposals or changes might have on its business. See "Business--Federal Regulation of Radio Broadcasting".

FACTORS RELATING TO THE SECURITIES

  DIVIDEND AND REPAYMENT RESTRICTIONS ON NEW PREFERRED STOCK AND EXCHANGE DEBENTURES. American is and will be restricted under its debt instruments from paying dividends on and repurchasing, redeeming or otherwise acquiring any shares of Preferred Stock, including the New Preferred Stock, and from repurchasing, redeeming or otherwise acquiring for value the Exchange Debentures unless certain financial tests are met and then only in accordance with a formula based on cash flow and only in the absence of a default. See "Description of Capital Stock--Dividend Restrictions", "Indebtedness of American" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in the American 10-K.

  American may elect to pay dividends on the New Preferred Stock on any dividend payment date occurring on or before January 15, 2002 by issuing additional shares of New Preferred Stock. If at any time American is in cash dividend arrears on the Convertible Preferred Stock or any other Parity Securities (as defined under "Description of the New Preferred Stock-- Ranking"), whether as a result of payment restrictions contained in American's debt instruments or otherwise, American will be permitted to pay dividends on the New Preferred Stock only pro rata with such Parity Securities (if at all), even if American elects to pay such dividends by issuing additional shares of New Preferred Stock.

  SUBORDINATION OF EXCHANGE DEBENTURES. The payment of principal of and interest on the Exchange Debentures will be subordinated to all existing and future Senior Debt (as defined in the Indenture relating to the Exchange Debentures) of American. In addition, the Exchange Debentures will be effectively subordinated to all existing and future Indebtedness of American's subsidiaries (including guarantees of American's Indebtedness). As a result of such subordination, in the event of American's insolvency, liquidation, reorganization, dissolution or other winding up, or upon the acceleration of any Senior Debt, the holders of Senior Debt must be paid in full before the holders of the Exchange Debentures may be paid. Furthermore, payments on the Exchange Debentures will not be permitted if a default exists or would be caused with respect to any Senior Debt. Senior Debt includes indebtedness outstanding under the Credit Agreements, the American Notes, the American-EZ Notes and, unless otherwise designated by American prior to their issuance, the Convertible Exchange Debentures. See "Description of the Exchange Debentures--Subordination of Exchange Debentures" and "Indebtedness of American".

  RISK OF INABILITY TO FINANCE CHANGE OF CONTROL OFFER. In the event of a Change of Control, American will be required to make an offer to purchase all New Preferred Stock or Exchange Debentures, as the case may be, then outstanding at a purchase price, in cash, equal to 101% of the liquidation preference or principal amount thereof plus accumulated and unpaid dividends or interest, if any, to the date of purchase. There can be no assurance that American would be able to obtain such funds through a refinancing of the New Preferred Stock or Exchange Debentures, as the case may be, to be purchased or otherwise, or that the purchase would be permitted under the Credit Agreements or either Note Indenture. American's debt instruments also contain provisions relating to a change of control which require repayment of such debt in the event of a change of control as defined therein. Also, the requirement that American make an offer to purchase all New Preferred Stock or Exchange Debentures, as the case may be, then outstanding in the event of a Change of Control may have the effect of deterring a third party from effecting a transaction that would constitute a Change of Control. American's debt instruments restrict, and if a default under any thereof exists prohibit, repurchase of the New Preferred Stock and the Exchange Debentures, including upon a change of control. See "Description of the New Preferred Stock--Change of Control", "Description of the Exchange Debentures-- Certain Covenants--Change of Control" and "Indebtedness of American".

  LACK OF TRADING MARKET FOR THE NEW PREFERRED STOCK. There is no existing trading market for the Old Preferred Stock, and there can be no assurance regarding the future development of a market for the New Preferred Stock, or the ability of holders to sell, or the price at which such holders may be able to sell, their New Preferred Stock. If such a market were to develop, the New Preferred Stock could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, American's operating results and the market for similar securities. Credit Suisse First Boston, Alex. Brown & Sons Incorporated, BT Securities Corporation, Morgan Stanley & Co Incorporated and Smith Barney Inc. (the "Initial Purchasers") have advised American that they currently intend to make a market in the New Preferred Stock. The Initial Purchasers are not obligated to do so, however, and any market making with respect to the New Preferred Stock may be discontinued at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the New Preferred Stock or that an active market for the New Preferred Stock will develop. The foregoing considerations would also apply to any Exchangeable Debentures. American does not intend to list the New Preferred Stock on any securities exchange or to seek approval for quotation through any automated quotation system.

                              THE EXCHANGE OFFER

PURPOSE AND EFFECT

  The shares of Old Preferred Stock were sold by American on January 30, 1997, in the Original Offering. In connection with that placement, American entered into the Registration Rights Agreement, which requires American to file a registration statement under the Securities Act with respect to the New Preferred Stock and, upon the effectiveness of that registration statement, to offer to the holders of the Old Preferred Stock the opportunity to exchange their shares of Old Preferred Stock for the same number of shares of New Preferred Stock, which will be issued without a restrictive legend and which may be reoffered and resold by the holder without registration under the Securities Act. The Registration Rights Agreement further provides that American must use its best efforts to (i) cause the Registration Statement with respect to the Exchange Offer to be declared effective on or before July 29, 1997 and (ii) consummate the Exchange Offer on or before September 12, 1997. Except as provided below, upon the completion of the Exchange Offer, American's obligations with respect to the registration of the Old Preferred Stock and the New Preferred Stock will terminate. A copy of the Registration Rights Agreement has been filed with the Commission and is part of the Registration Statement of which this Prospectus is a part and the summary herein of certain provisions thereof does not purport to be complete and is subject to, and is qualified in its entirety by reference to, such agreement. As a result of the filing and the effectiveness of the Registration Statement, certain additional dividends provided for in the certificate of designations governing the Old Preferred Stock will not become payable by American. Following the completion of the Exchange Offer (except as set forth in the paragraph immediately below), holders of shares of Old Preferred Stock not tendered will not have any further registration rights and those shares of Old Preferred Stock will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Preferred Stock could be adversely affected upon completion of the Exchange Offer.

  In order to participate in the Exchange Offer, a holder must represent to American, among other things, that (i) the shares of New Preferred Stock acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving the New Preferred Stock, (ii) neither the holder nor any such other person is engaging in or intends to engage in a distribution of the New Preferred Stock, (iii) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of the New Preferred Stock, and (iv) neither the holder nor any such other person is an "affiliate," as defined in Rule 405 under the Securities Act, of American. Pursuant to the Registration Rights Agreement, American is required to file a "shelf" registration statement for a continuous offering pursuant to Rule 415 under the Securities Act in respect of the Old Preferred Stock if (i) because of any change in law or in currently prevailing interpretations of the staff of the Commission, American is not permitted to effect the Exchange Offer, (ii) the Exchange Offer is not consummated within 225 days of the Original Offering, (iii) the holders of not less than a majority of shares of Old Preferred Stock determine that the interests of the holders would be adversely affected by the consummation of the Exchange Offer, or (iv) any holder of Old Preferred Stock participates in the Exchange Offer and does not receive freely transferrable shares of New Preferred Stock in exchange for Old Preferred Stock (other than as a result of the status of such holder as an "affiliate" of American. In the event that American is obligated to file a "shelf" registration statement, it will be required to keep such "shelf" registration statement effective until such time as all of the New Preferred Stock has been sold thereunder or on the date which all New Preferred Stock held by persons that are not "affiliates" of American may be resold without registration pursuant to Rule 144(b) under the Securities Act. Other than as set forth in this paragraph, no holder will have the right to participate in the "shelf" registration statement nor otherwise to require that American register such holder's shares of Old Preferred Stock under the Securities Act. See "--Procedures for Tendering."

  Based on an interpretation by the Commission's staff set forth in no-action letters issued to third-parties unrelated to American, American believes that, with the exceptions set forth below, shares of New Preferred Stock issued pursuant to the Exchange Offer in exchange for Old Preferred Stock may be offered for resale, resold and otherwise transferred by any person receiving such New Preferred Stock, whether or not such person is the holder (other than any such holder or such other person which is an "affiliate" of American) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the shares of New Preferred Stock are acquired in the ordinary course of business of the holder or such other person and neither the holder nor such other person has an arrangement or understanding with any person to participate in the distribution of such New Preferred Stock. Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Preferred Stock cannot rely on this interpretation by the Commission's staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with an secondary resale transaction. Each broker-dealer that receives shares of New Preferred Stock for its own account in exchange for Old Preferred Stock, where the shares of Old Preferred Stock were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Preferred Stock. See "Plan of Distribution."

CONSEQUENCES OF FAILURE TO EXCHANGE

  Following the completion of the Exchange Offer (except as set forth in the second paragraph under "--Purpose and Effect" above), holders of shares of Old Preferred Stock not tendered will not have any further registration rights and untendered shares of Old Preferred Stock will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for a holder's shares of Old Preferred Stock could be adversely affected upon completion of the Exchange Offer if the holder does not participate in the Exchange Offer.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, American will accept any and all shares of Old Preferred Stock validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. American will issue one share of New Preferred Stock in exchange for each share of outstanding Old Preferred Stock accepted in the Exchange Offer. Holders may tender some or all of their shares of Old Preferred Stock pursuant to the Exchange Offer.

  The powers, preferences and relative rights of the New Preferred Stock are substantially the same as those of the Old Preferred Stock except that the shares of New Preferred Stock have been registered under the Securities Act and will not bear legends restricting their transfer.

  As of April 15, 1997, 2,047,391 shares of Old Preferred Stock were issued and outstanding and there was one registered holder, a nominee of DTC. This Prospectus, together with the Letter of Transmittal, is being sent to such registered holder and to others believed to have beneficial interests in the Old Preferred Stock. Holders of shares of Old Preferred Stock do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware in connection with the Exchange Offer. American intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder.

  American shall be deemed to have accepted validly tendered shares of Old Preferred Stock when, as and if American has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the shares of New Preferred Stock from American. If any tendered shares of Old Preferred Stock are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted shares of Old Preferred Stock will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

  Holders who tender shares of Old Preferred Stock in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of shares of Old Preferred Stock pursuant to the Exchange Offer. American will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "--Fees and Expenses".

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time, on June 23, 1997, unless American, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. In order to extend the Exchange Offer, American will notify the Exchange Agent and issue a notice of such extension by press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. American reserves the rights, in its sole discretion, (i) to delay accepting any shares of Old Preferred Stock, to extend the Exchange Offer or, if any of the conditions set forth under "--Conditions to Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (ii) to amend the terms of the Exchange Offer in any manner.

PROCEDURES FOR TENDERING

  Only a registered holder of shares of Old Preferred Stock may tender the Old Preferred Stock in the Exchange Offer. Except as set forth under "--Book-Entry Transfer" below, to tender in the Exchange Offer a holder must complete, sign, and date the Letter of Transmittal, or a copy thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver the Letter of Transmittal or copy thereof to the Exchange Agent prior to the Expiration Date. In addition, either (i) certificates for such shares of Old Preferred Stock must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such shares of Old Preferred Stock, if that procedure is available, into the Exchange Agent's account at DTC (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth under "--Exchange Agent" below prior to the Expiration Date.

  Tender of Old Preferred Stock by a holder that is not withdrawn before the Expiration Date will constitute an agreement between that holder and American in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  THE METHOD OF DELIVERY OF SHARES OF OLD PREFERRED STOCK AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD PREFERRED STOCK SHOULD BE SENT TO AMERICAN. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES, OR NOMINEES TO EFFECT THESE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner whose shares of Old Preferred Stock are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on the owner's own behalf, the owner must, prior to completing and executing the Letter of Transmittal and delivering the owner's shares of Old Preferred Stock, either make appropriate arrangements to register ownership of the Old Preferred Stock in the beneficial owner's name or obtain a properly completed power from the registered holder. The transfer of registered ownership may take considerable time.

  Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless shares of Old Preferred Stock tendered pursuant thereto are tendered
(i) by a registered holder who has not completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchange Medallion Program, or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered holder of any shares of Old Preferred Stock listed therein, the shares of Old Preferred Stock must be endorsed or accompanied by a properly completed stock power, signed by the registered holder as that registered holder's name appears on the Old Preferred Stock.

  If the Letter of Transmittal or any shares of Old Preferred Stock or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to American of their authority to so act must be submitted with the Letter of Transmittal unless waived by American.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered shares of Old Preferred Stock will be determined by American in its sole discretion, which determination will be final and binding. American reserves the absolute right to reject any and all shares of Old Preferred Stock not properly tendered or any shares of Old Preferred Stock American's acceptance of which would, in the opinion of counsel for American, be unlawful. American also reserves the right to waive any defects, irregularities, or conditions of tender as to particular shares of Old Preferred Stock. American's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of shares of Old Preferred Stock must be cured within such time as American shall determine. Although American intends to notify holders of defects or irregularities with respect to tenders of shares of Old Preferred Stock, neither American, the Exchange Agent, nor any other person shall incur any liability for failure to give such notification. Tenders of shares of Old Preferred Stock will not be deemed to have been made until such defects or irregularities have been cured or waived. Any shares of Old Preferred Stock received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

  In addition, American reserves the right in its sole discretion to purchase or make offers for any shares of Old Preferred Stock that remain outstanding after the Expiration Date or, as set forth under "--Conditions" below, to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase shares of Old Preferred Stock in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the Exchange Offer.

  By tendering, each holder will represent to American that, among other things, (i) the shares of New Preferred Stock acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Preferred Stock, whether or not such person is the registered holder, (ii) neither the holder nor any such other person is engaging in or intends to engage in a distribution of such New Preferred Stock, (iii) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Preferred Stock, and (iv) neither the holder nor any such other person is an "affiliate," as defined in Rule 405 under the Securities Act, of American.

  In all cases, issuance of shares of New Preferred Stock for Old Preferred Stock that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such shares of Old Preferred Stock or a timely Book-Entry Confirmation of such shares of Old Preferred Stock into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or, with respect to the DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the Letter of Transmittal), and all other required documents. If any tendered shares of Old Preferred Stock are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if certificates representing Old Preferred Stock are submitted for a greater number of shares than the holder desires to exchange, such unaccepted or non-exchanged shares of Old Preferred Stock will be returned without expense to the tendering Holder thereof (or, in the case of shares of Old Preferred Stock tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such nonexchanged shares of Old Preferred Stock will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make a request to establish an account with respect to the Old Preferred Stock at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Preferred Stock being tendered by causing the Book-Entry Transfer Facility to transfer such Old Preferred Stock into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of shares of Old Preferred Stock may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or copy thereof, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the Exchange Agent at the address set forth under "--Exchange Agent" below on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

  DTC's Authorized Tender Offer Program ("ATOP") is the only method of processing exchange offers through DTC. To accept the Exchange Offer through ATOP, participants in DTC must send electronics instructions to DTC through DTC's communication system in lieu of sending a signed, hard copy Letter of Transmittal. DTC is obligated to communicate those electronic instructions to the Exchange Agent. To tender shares of Old Preferred Stock through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the Exchange Agent must contain the character by which the participant acknowledges its receipt of, and agrees to be bound by the terms of, the Letter of Transmittal.

GUARANTEED DELIVERY PROCEDURES

  If a registered holder of the shares of Old Preferred Stock desires to tender such Old Preferred Stock and the shares of Old Preferred Stock are not immediately available, or time will not permit such holder's Old Preferred Stock or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in form provided by American (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of shares of Old Preferred Stock and the amount of shares of Old Preferred Stock tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered shares of Old Preferred Stock, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered shares of Old Preferred Stock, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

  Tenders of shares of Old Preferred Stock may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

  For a withdrawal of a tender of shares of Old Preferred Stock to be effective, a written or (for DTC participants) electronic ATOP transmission notice of withdrawal must be received by the Exchange Agent at its address set forth in this Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the shares of Old Preferred Stock to be withdrawn (the "Depositor"), (ii) identify the shares of Old Preferred Stock to be withdrawn (including the certificate number of numbers and principal amount of such shares of Old Preferred Stock), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such shares of Old Preferred Stock were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Exchange Agent registered the transfer of such Old Preferred Stock into the name of the person withdrawing the tender, and (iv) specify the name in which any such shares of Old Preferred Stock are to be registered, if different from that of the Depositor. All questions as to the validity, form, and eligibility (including time of receipt) of such notices will be determined by American, whose determination shall be final and binding on all parties. Any shares of Old Preferred Stock so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any shares of Old Preferred Stock which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn shares of Old Preferred Stock may be retendered by following one of the procedures under "--Procedures for Tendering" above at any time on or prior to the Expiration Date.

CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other provision of the Exchange Offer, American shall not be required to accept for exchange, or to issue shares of New Preferred Stock in exchange for, any shares of Old Preferred Stock and may terminate or amend the Exchange Offer if, any time before the acceptance of such Old Preferred Stock for exchange or the exchange of the New Preferred Stock for such Old Preferred Stock, American determines that the Exchange Offer violates applicable law, any applicable interpretation of the staff of the Commission or any order of any governmental agency or court of competent jurisdiction.

  The foregoing conditions are for the sole benefit of American and may be asserted by American regardless of the circumstances giving rise to any such condition or may be waived by American in whole or in part at any time and from time to time in its sole discretion. The failure by American at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed on ongoing right which may be asserted at any time from time to time.

  In addition, American will not accept for exchange any shares of Old Preferred Stock tendered, and no shares of New Preferred Stock will be issued in exchange for any such Old Preferred Stock, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part. In any such event American is required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

EXCHANGE AGENT

  All executed Letters of Transmittal should be directed to the Exchange Agent. Harris Trust Company of New York has been appointed as Exchange Agent for the Exchange Offer. Questions, requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

By Mail:               Harris Trust Company of New York
                       P.O. Box 1010
                       Wall Street Station
                       New York, N.Y. 10268
                       Attention: Reorganization Department

By Hand or Overnight Courier:
                       Harris Trust Company of New York
                       77 Water Street, 4th Floor
                       New York, N.Y. 10004
                       Attention: Reorganization Department

Facsimile Transmission:(212) 701-7636

Confirm by Telephone:  (212) 701-7624

FEES AND EXPENSES

  American will not make any payments to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by officers and employees of American.

  The estimated cash expenses to be incurred in connection with the Original Offering and the Exchange Offer will be paid by American and are estimated in the aggregate to be approximately $600,000, which includes fees and expenses of the Exchange Agent, accounting, legal, printing, and related fees and expenses.

TRANSFER TAXES

  Holders who tender their Old Preferred Stock for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct American to register shares of New Preferred Stock in the name of, or request that shares of Old Preferred Stock not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

                                USE OF PROCEEDS

  American will not receive any cash proceeds upon consummation of the Exchange Offer.

  The net proceeds from the sale of the Old Preferred Stock were used initially to repay indebtedness under the Credit Agreements, and thereafter were used, along with borrowings under the Credit Agreements and proceeds from certain asset dispositions described herein, to finance the consummation of the EZ Merger and the remaining acquisitions and obligations included in the American Probable Transactions. American may also utilize borrowings under the Credit Agreements to finance, among other things, acquisitions of additional radio stations. However, American has no binding agreements or letters of intent with respect to any such acquisition other than as described elsewhere in this Prospectus. As of December 31, 1996, there was an aggregate of approximately $154.0 million outstanding under American's previous credit agreements. After giving effect to the American Pro Forma Transactions, the Original Offering and the use of the proceeds thereof, as if each of the foregoing had occurred on December 31, 1996, there would have been approximately $195.9 million of borrowings outstanding under the Credit Agreements. Giving further effect to the American Probable Transactions that were not part of the American Pro Forma Transactions, there would have been approximately $364.0 million of borrowings outstanding under the Credit Agreements. See "Capitalization".

                                CAPITALIZATION

  The following table sets forth the actual and pro forma capitalization of American after giving effect to (a) the American Pro Forma Transactions and
(b) in addition, the Original Offering and the use of the proceeds thereof and the Exchange Offer (assuming 100% acceptance), as if each had occurred on December 31, 1996.

                                                     DECEMBER 31, 1996
                                            ------------------------------------
                                                               PRO FORMA
                                                       -------------------------
                                                                     AFTER THE
                                                                      ORIGINAL
                                                         AMERICAN   OFFERING AND
                                                        PRO FORMA     EXCHANGE
                                            HISTORICAL TRANSACTIONS    OFFER
                                            ---------- ------------ ------------
                                                       (IN THOUSANDS)
Cash and cash equivalents.................   $ 10,447   $   13,500   $   13,500
                                             ========   ==========   ==========
Long-term debt, including current
 portion(1):
 Borrowings under credit facilities.......   $154,000   $  388,322   $  195,922
 American-EZ Notes(2).....................                 150,000      150,000
 American Notes(3)........................    173,665      173,665      173,665
 Other long-term debt.....................      3,007        3,007        3,007
                                             --------   ----------   ----------
   Total long-term debt...................    330,672      714,994      522,594
                                             --------   ----------   ----------
New Preferred Stock offered hereby(4)(5)..        --           --       200,000
                                             --------   ----------   ----------
Stockholders' equity(5):
 Preferred Stock:
 Convertible Preferred Stock ($137.5
  million aggregate liquidation
  preference).............................          1            1            1
American Common Stock:
 Class A Common Stock.....................        151          234          234
 Class B Common Stock.....................         47           47           47
 Class C Common Stock.....................         13           13           13
Additional paid-in capital................    390,731      713,960      706,360
Retained earnings.........................      5,955        5,955        5,955
Other (net)...............................       (735)        (735)        (735)
                                             --------   ----------   ----------
   Total stockholders' equity.............    396,163      719,475      711,875
                                             --------   ----------   ----------
   Total capitalization...................   $726,835   $1,434,469   $1,434,469
                                             ========   ==========   ==========

--------
(1) See Notes to Consolidated Financial Statements of American in the American 10-K and "Indebtedness of American" for additional information regarding the components and terms of American's long-term debt. The pro forma information includes approximately $47.5 million of long-term debt expected to be incurred or assumed to finance the American Pro Forma Transactions. See Note (2) below. Approximately $168.1 million of additional long-term debt borrowings are expected to be required (on a net basis) to finance the American Probable Transactions not included in the American Pro Forma Transactions.
(2) At par value which approximates estimated fair value. American has, as required, offered to purchase the American-EZ Notes at 101% of their principal amount. American intends to borrow any funds required for such purpose under the applicable Credit Agreement.
(3) Net of unamortized discount of $1.3 million.
(4) Consists of shares of Old Preferred Stock and New Preferred Stock, $100 liquidation preference, authorized (3,700,000) and outstanding (2,000,000) pro forma for the Original Offering and the Exchange Offer (excluding 47,391 additional shares issued on April 15, 1997 pursuant to deemed dividend payments). Such stock has been reflected at fair value at issuance; Initial Purchasers discount and expenses of the Original Offering and the Exchange Offer have been offset against additional paid-in capital.
(5) Consists of (a) Preferred Stock, par value $.01 per share, authorized, 10,000,000 shares; 137,500 shares of Convertible Preferred Stock, $1,000 liquidation preference per share, issued and outstanding (historical and pro forma) and (i) shares of Old Preferred Stock and New Preferred Stock as shown in note (4); (b) Class A Common Stock, par value $.01 per share, authorized 100,000,000 shares; 15,101,022 shares issued and outstanding (historical); 23,444,530 shares issued and outstanding (pro forma); (c) Class B Common Stock, par value $.01 per share, authorized 15,000,000 shares; 4,658,096 shares issued and outstanding (historical and pro forma); and (d) Class C Common Stock, par value $.01 per share, authorized 6,000,000 shares; 1,295,518 shares issued and outstanding (historical and pro forma).

             UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                            STATEMENTS OF AMERICAN

  The following unaudited pro forma condensed consolidated financial statements of American consist of an unaudited pro forma condensed consolidated balance sheet as of December 31, 1996 and an unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1996. With respect to acquisitions, the pro forma financial information gives effect only to the Pro Forma Transactions (which means the EZ Merger, the Hartford Transaction, the HBC Merger (excluding the Omaha stations which are under an agreement to be sold), the BayCom Transaction and the Baltimore Transaction) based on their significance in relation to all of the American Probable Transactions. See "Business--Recent Transactions--Consummated Transactions". The unaudited pro forma condensed consolidated financial statements should be read in conjunction with American's consolidated financial statements and notes thereto, as well as the consolidated financial statements and notes thereto of EZ and certain businesses that have been or may be acquired, which are incorporated by reference in this Prospectus. For purposes of presenting the unaudited pro forma condensed statement of operations for the year ended December 31, 1996, the pro forma amounts included for EZ do not give effect to acquisitions either consummated during 1996 or probable of completion during 1997. See Note 3 to the EZ 10-K incorporated herein by reference. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that would have been reported had such events actually occurred on the date specified, nor are they indicative of American's future results of operations.

                       AMERICAN RADIO SYSTEMS CORPORATION

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                 ADJUSTMENTS
                                                                   FOR THE
                                       ADJUSTMENTS                 ORIGINAL
                                           FOR                     OFFERING
                                        PRO FORMA     AMERICAN       AND
                          HISTORICAL TRANSACTIONS(A) PRO FORMA  EXCHANGE OFFER PRO FORMA
                          ---------- --------------- ---------- -------------- ----------
         ASSETS
Cash and cash
 equivalents............   $ 10,447     $  3,053     $   13,500                $   13,500
Accounts receivable,
 net....................     51,897       23,659         75,556                    75,556
Other current assets....      6,973        5,036         12,009                    12,009
Property and equipment,
 net....................     90,247       51,382        141,629                   141,629
Station investment
 notes(b)...............     69,920                      69,920                    69,920
Intangible assets, net..    493,260      740,998      1,234,258                 1,234,258
Deposits and other
 assets(b)..............     26,064       (4,500)        21,564                    21,564
Net assets held under
 exchange agreement.....     47,495                      47,495                    47,495
                           --------     --------     ----------   ---------    ----------
  Total.................   $796,303     $819,628     $1,615,931   $     --     $1,615,931
                           ========     ========     ==========   =========    ==========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities,
 excluding current
 portion of long-term
 debt...................   $ 33,770     $ 17,044     $   50,814                $   50,814
Deferred income taxes...     33,205       94,950        128,155                   128,155
Other long-term
 liabilities............      2,149                       2,149                     2,149
Long-term debt,
 including current
 portion(a)(c)..........    330,672      384,322        714,994   $(192,400)      522,594
Minority interest.......        344                         344                       344
Old/New Preferred
 Stock(d)...............                                            200,000       200,000
Stockholders' equity....    396,163      323,312        719,475      (7,600)      711,875
                           --------     --------     ----------   ---------    ----------
  Total.................   $796,303     $819,628     $1,615,931   $       0    $1,615,931
                           ========     ========     ==========   =========    ==========

     See Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet.

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

  (a) The Pro Forma Transactions will be accounted for under the purchase method of accounting. The following adjustments have been recorded as of December 31, 1996: (i) American (A) will borrow, after giving effect to the sale of the Omaha stations, approximately $47.5 million, net and use currently outstanding escrow deposits to finance the Pro Forma Transactions (other than the EZ Merger); and (B) borrowed approximately $186.8 million, which included $114.4 of additional debt and the refunding of approximately $72.4 million of existing EZ debt, assumed $150.0 million principal amount of American-EZ Notes and issued approximately 8,343,508 shares of Class A Common Stock valued at $310.8 million, (based on the closing price of the American Class A Common Stock during a reasonable period before and after August 5, 1996) in connection with the consummation of the EZ Merger; (ii) the American-EZ Notes have been recorded at par value, which approximates estimated fair value, and effect has not given to American's offer to purchase the American-EZ Notes at 101% of principal amount and accrued interest through May 19, 1997, or $1,056.31 per $1,000 aggregate principal amount. Estimated fair value may change upon completion of the offer to purchase (the impact of such offer will be determined upon consummation of such offer); (iii) the excess of purchase price over property, plant and equipment and FCC licenses has been recorded in intangible assets; and (iv) a deferred tax liability has been recorded to reflect the temporary differences associated with the book and tax basis of assets acquired. Transaction costs estimated at approximately $5.5 million have been included in the estimated purchase price allocation. The preliminary estimates of fair value of property, plant and equipment and FCC licenses may change upon final appraisal.

  (b) Relates to certain American Probable Transactions that are not included within American Pro Forma Transactions, except for $0.7 million of station investment notes which were repaid at their principal amount ($1.2 million) in February 1997. Station investment notes represent American's loans to entities (or their affiliates) owning stations as follows: Boston--$0.7 million; West Palm Beach--$9.9 million; Buffalo--$8.0 million; Dayton--$15.6 million; Jensen Beach--$7.2 million; and Rochester--$28.5 million. Such loans have stated annual interest rates ranging from 6%-12% or, in certain cases, American's borrowing rate under the Credit Agreements. Substantially all of the station investment notes were issued in connection with the prospective acquisitions of the related stations.

  (c) Excludes approximately $168.1 million of additional long-term debt required (on a net basis) to finance the American Probable Transactions which are not included in the American Pro Forma Transactions.

  (d) Excludes 47,391 additional shares issued on April 15, 1997 pursuant to deemed dividend payments.

                       AMERICAN RADIO SYSTEMS CORPORATION

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                ADJUSTMENTS FOR
                                                                 THE ORIGINAL
                                      ADJUSTMENTS                  OFFERING
                                     FOR PRO FORMA   AMERICAN         AND
                         HISTORICAL TRANSACTIONS(A)  PRO FORMA  EXCHANGE OFFER   PRO FORMA
                         ---------- ---------------  ---------  ---------------  ---------
Net revenues............  $178,019     $141,493      $319,512                    $319,512
Operating expenses......   120,004       91,598       211,602                     211,602
Net LMA expenses........     8,128                      8,128                       8,128
Depreciation and
 amortization...........    17,810       42,595        60,405                      60,405
Corporate general and
 administrative
 expenses...............     5,046        1,000         6,046                       6,046
                          --------     --------      --------                    --------
Operating income........    27,031        6,300        33,331                      33,331
                          --------     --------      --------                    --------
Other (income) expense:
 Interest expense, net..    16,762       42,315        59,077      $(16,881)(c)    42,196
 (Gains) losses on sale
  of assets, net........       308                        308                         308
                          --------     --------      --------      --------      --------
  Total other (income)
   expense..............    17,070       42,315        59,385       (16,881)       42,504
                          --------     --------      --------      --------      --------
Income (loss) before
 income taxes...........     9,961      (36,015)      (26,054)       16,881        (9,173)
Provision (benefit) for
 income taxes...........     4,826      (14,120)(b)    (9,294)        6,921 (b)    (2,373)
                          --------     --------      --------      --------      --------
Net income (loss).......     5,135      (21,895)      (16,760)        9,960        (6,800)
Preferred stock
 dividends..............    (4,973)                    (4,973)      (22,750)(d)   (27,723)
                          --------     --------      --------      --------      --------
Net income (loss)
 applicable to common
 stockholders...........  $    162     $(21,895)     $(21,733)     $(12,790)     $(34,523)
                          ========     ========      ========      ========      ========

      See Notes to Unaudited Pro Forma Condensed Consolidated Statement of
                                  Operations.

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS

  The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1996 gives effect to the EZ Merger, the Hartford Transaction, the HBC Merger (excluding the Omaha stations which are under an agreement to be sold), the BayCom Transaction and the Baltimore Transaction (collectively, the Pro Forma Transactions), as if each of the foregoing had occurred on January 1, 1996.

  (a) To record the results of operations for the Pro Forma Transactions. The results of operations have been adjusted to (i) reverse historical interest expense of $25.9 million and $1.3 million of interest income recorded on the Hartford Transaction station investment notes and (ii) record interest expense of $41.0 million for the year ended December 31, 1996, as a result of approximately $161.9 million of additional debt and the refunding of approximately $72.4 million of existing EZ debt, both bearing interest at an assumed rate of 8.75%, and the assumption of $150.0 million principal amount of American-EZ Notes bearing interest at 9.75%, all to be incurred in connection with the Pro Forma Transactions. Each 1/4% change in the interest rate applicable to the change in floating rate debt would increase or decrease, as appropriate, the net adjustment to interest expense by approximately $0.6 million.

  The results of operations have also been adjusted to reverse historical depreciation and amortization expense of $13.4 million for the year ended December 31, 1996 and record depreciation and amortization expense of $42.6 million for the year ended December 31, 1996 based on estimated allocations of purchase prices. Depreciation expense for property, plant and equipment acquired has been determined based on an average life of ten years. Costs of acquired FCC licenses and goodwill for the transactions are amortized over 25 and 40 years, respectively. The preliminary estimates of the fair value of property, plant and equipment, FCC licenses and goodwill may change upon final appraisal.

  Corporate general and administrative expenses of the prior owners have not been carried forward into the pro forma condensed financial statements as these costs represent duplicative facilities and compensation to owners and/or executives not retained by American. Because American maintains a separate corporate headquarters which provides to all stations services substantially similar to those represented by these costs, they are not expected to recur following acquisition. After giving effect to an estimated $1.0 million of incremental costs, American believes that it has existing management capacity sufficient to provide such services without incurring additional incremental costs.

  The following table sets forth the historical results of operations for the Pro Forma Transactions for the periods in which they were not owned by American for the year ended December 31, 1996.

                             EZ      HARTFORD    HBC      BAYCOM     BALTIMORE   PRO FORMA
                           MERGER   TRANSACTION MERGER  TRANSACTION TRANSACTION ADJUSTMENTS  TOTAL
                          --------  ----------- ------  ----------- ----------- ----------- --------
Net revenues............  $105,963    $4,117    $8,371    $ 9,789     $13,253               $141,493
Operating expenses......    68,084     2,594     4,762      7,358       8,800                 91,598
Depreciation and
 amortization...........     9,104       129       374      2,012       1,829    $ 29,147     42,595
Merger costs............    10,433                                                (10,433)
Corporate general and
 administrative.........     3,808               1,913        441       1,943      (7,105)     1,000
                          --------    ------    ------    -------     -------    --------   --------
Operating income
 (loss).................    14,534     1,394     1,322        (22)        681     (11,609)     6,300
Other (income) expense..
 Interest expense, net..    20,360               1,395      4,105                  16,455     42,315
 Other expense
  (income)..............       450         7                  (22)        104        (539)
                          --------    ------    ------    -------     -------    --------   --------
Income (loss) from
 operations before
 income taxes...........  $ (6,276)   $1,387    $  (73)   $(4,105)    $   577    $(27,525)  $(36,015)
                          ========    ======    ======    =======     =======    ========   ========

  Merger costs of EZ have not been carried forward into the pro forma condensed financial statements as these costs represent costs incurred by EZ as a result of the EZ Merger and are not expected to recur following the EZ Merger. Such costs consist primarily of professional fees, compensation to employees of EZ and regulatory related costs, including $4.5 million which was paid pursuant to a license renewal proceeding, satisfactory arrangements with respect to the station involved were a condition precedent to closing.

  (b) To record the tax effect of the pro forma adjustments and impact on American's estimated effective tax rate. The actual effective tax rate may be different once the final allocation of purchase price is determined.

  (c) Estimated reduction in interest expense from an application of the net proceeds from the Original Offering at an assumed rate of 8.75%.

  (d) Based on an annual dividend rate of 11 3/8% on the Old Preferred Stock as if the Original Offering had taken place on January 1, 1996.

                                   BUSINESS

GENERAL

  American is a national radio broadcasting company committed to acquiring, developing and operating clusters of complementary radio stations in major and growing advertising markets. American will be among the five largest radio groups in the nation owning and/or operating 95 radio stations in 20 markets across the United States upon consummation of the American Probable Transations. Consistent with its strategy of operating in the top 60 markets (with an emphasis on markets ranked 10 through 50), American will, upon such consummation, own stations in the following markets: Boston, Seattle, St. Louis, Baltimore, Cincinnati, Portland, Pittsburgh, Sacramento, Charlotte, Kansas City, Hartford, Austin, Buffalo, Las Vegas, San Jose, West Palm Beach, Rochester, Dayton, Fresno and Riverside/San Bernardino. Giving effect to the American Probable Transactions, American station groups ranked first or second among station operators in radio advertising revenues in 18 of its 20 markets, based on the Duncan Guide.

  American's stations have demonstrated significant same station growth in net revenues and broadcast cash flow. Growth in net revenues and, to a greater extent, broadcast cash flow from such same stations is affected by a number of factors, among the most significant of which are the number of stations acquired in a particular period, the stage of development of the acquired stations and the period of time such stations have been operated by American. Net revenues and broadcast cash flow from stations owned and/or operated by American as of December 31, 1996 (including for periods prior to their acquisition by American) increased by 12.1% and 20.7%, respectively, from 1995 to 1996. Giving effect to the American Probable Transactions as though all of them had been consummated at January 1, 1996, net revenues and broadcast cash flow in 1996 would have been approximately $360.9 million and $120.7 million, respectively. See "Summary--Selected Combined Financial Data" and "Unaudited Pro Forma Condensed Consolidated Financial Statements of American".

  Management believes that its substantial same station growth is a result of a number of factors that include the following:

  . Market Selection. American has targeted markets that offer geographic diversity and fast growing economic bases. Five of American's markets are among the ten fastest growing U.S. markets and eight are among the top 25, as identified by the U.S. Department of Commerce, Bureau of Economic Analysis, "Projection of Economic Growth", as of May 1996.

  . Station Groups. American operates at least three FMs in each market (other than Austin, Cincinnati, Kansas City and San Bernardino/Riverside) and in most markets has developed radio station groups with many complementary FM and AM stations. These groups are generally composed of a mixture of leading and underperforming stations. Management believes this configuration enables American to accelerate the growth potential of these station groups, while reducing the risks associated with launching new formats and undertaking other means of improving underperforming radio properties. Management estimates that approximately one quarter of its stations, assuming consummation of the American Probable Transactions, have negligible or negative broadcast cash flow. American seeks to improve the performance of these stations by leveraging the enhanced management, programming, promotional and operational resources available to multiple station groups.

      American also believes that the operation of station clusters may: (i) enhance net revenue growth by increasing the appeal of the stations to advertisers and enabling such stations to compete more effectively with other advertising media; (ii) achieve operating efficiencies by consolidating broadcast facilities, eliminating duplicative management and staff functions and reducing overhead; (iii) enhance the competitiveness of American in bidding for top quality talent; (iv) facilitate cross promotion, sponsorship of larger events and increased spending on television, outdoor and other advertising designed to establish "brand" identity for the station cluster; (v) support more extensive and specialized market research; and (vi) promote the development of enhanced client services for advertisers.

  . Station Operating Strategies. American views itself as a product oriented company that seeks to establish and maintain listener loyalty through sound audience research, employment of high profile personalities, strong production values, and tailored marketing approaches that vary according to market, format and individual station need. American also seeks to assemble a large group of stations in each market, enabling it to attract a broad range of demographic audiences and to respond to differing needs of individual advertisers. Through these and other strategies American seeks to increase its share of total advertising dollars, targeting in particular its two most direct competitors, newspapers and broadcast television. These strategies have enabled American to build station groups with leading revenue and audience market share.

  . Diversified Programming. American's programming diversification has helped to insulate its performance from changes in listening preferences. American currently programs 18 different formats at its stations, a substantial increase from the six formats programmed in January 1994.

  . Management Structure. In order to manage a national group of radio stations and to provide a strong operational focus to each market, American has divided its markets into three groups, with a highly experienced Co-Chief Operating Officer responsible for each. While the management structures in each market vary according to the number of stations, their stage of development, and other factors, in most markets overall responsibility for the market is assigned to a single individual market leader. American believes this structure facilitates the coordination of programming and selling and reduction of operating expenses, while maintaining accountability for individual station performance. Individual market leaders each report to a Co-Chief Operating Officer, who in turn report to Steven B. Dodge, Chairman and Chief Executive Officer.

OPERATING PHILOSOPHY

  American's objective is to operate leading radio station groups in each of its markets as measured by audience ratings and revenue share. American operates its stations in clusters to (i) enhance growth by increasing the appeal of American's stations to advertisers and enabling such stations to compete more effectively with other advertising media and (ii) achieve operating efficiencies by consolidating broadcast facilities, eliminating duplicative management and staff positions and reducing overhead. Management believes that station groups create the opportunity to develop leadership positions within American's markets, which significantly improve its stations' appeal to advertisers and their revenue and profit potential. American believes that group, rather than individual station, results present a more meaningful measure of performance because a significant percentage of revenues in most of its markets is earned by companies owning multiple stations. Consistent with such belief, American seeks to enhance the overall performance of its station groups through means such as complementary programming and joint marketing of its individual stations.

  To maintain or improve its position in each market, American combines extensive research with an assessment of its competitors' vulnerabilities in order to identify specific audience opportunities within each market. American then tailors the programming, marketing and promotion of each station to maximize its appeal to its target audience. Management seeks to create a distinct and marketable personality for each of its stations in order to enhance audience share and listener loyalty. To help achieve this objective, American employs and promotes distinctive, high-profile on-air personalities in many of its stations.

  American's radio stations employ a number of programming formats, each of which is designed to appeal to a specific target audience in each local market. American's portfolio of stations is diversified in terms of format, target audience and geographic location. Management believes this diversification helps to insulate its performance from potential local economic downturns and changes in listening preferences. American's station groups are, in many instances, composed of stations in different phases of development. Management believes this configuration enables it to maximize the growth potential of those station groups, while reducing the risks associated with launching new formats and undertaking other means of improving underperforming properties.

  Management employs an operating philosophy designed to achieve market leadership which includes: (i) owning multiple stations and establishing program formats within its individual markets that target specific diverse demographics, (ii) developing and maintaining popular programming to attract a large share of the target audience, (iii) promoting its radio stations frequently to develop high awareness among its target listeners,
(iv) leveraging the skills of experienced general managers with strong local market knowledge, and (v) developing well trained client-oriented local sales professionals.

  Strategic Programming of Station Groups. Giving effect to the American Probable Transactions, American will own and/or operate at least three FM stations in each of its markets other than Austin, Cincinnati, Kansas City and Riverside/San Bernardino (in each of which it owns two FM stations). American customizes the programming of its groups to maximize their combined audience share and revenue potential. American does not utilize a predetermined formula to target demographic niches; instead, American believes that each market has individual characteristics and should be evaluated independently.

  American believes that clustering of radio stations promotes the development of specialized or "niche" formats that can effectively expand the overall demographic reach of a station group while delivering new target audiences to advertisers. American believes that the flexibility to program niche formats provides station groups with potential competitive advantages generally unavailable to stations operated on a stand-alone basis. In markets where one American station is a leader in a demographic group, American may use its other stations to expand audience reach. American may, under certain circumstances, utilize a strongly performing group to enhance the relative position of one of its leading stations by initiating a format competition between one of its other stations and another leading station in the market.

  Popular Programming. American tailors the programming, marketing and promotion of each station to maximize its appeal to that station's target audience and to create a distinct and marketable personality for each station. An important element of this approach is American's strong preference for employing and promoting high profile and marketable on-air personalities, especially in the morning drive day part, which is 6-10 a.m. In order to adjust to developing trends and identify new opportunities, American conducts frequent market research to provide its stations with the information necessary to refine and improve their programming to identify and exploit new audience opportunities.

  Aggressive Station Promotion. American's stations typically engage in significant local promotional activities, including extensive community involvement. American's stations also typically advertise on local television, utilize billboards and print media, participate in telemarketing and direct mailings and sponsor local contests, concerts and events. In Boston, WBMX-FM sponsors events such as "MIX Fest", WRKO-AM sponsors "Taste of Boston" and WEEI-AM sponsors "The Hot Dog Safari". In Hartford, WZMX-FM sponsors an annual "penny pitch" charity event designed to raise funds for the Hartford Children's Hospital. See
"--Community Involvement". The operation of radio clusters also creates unique cross-promotional opportunities and enables American, through the broader combined reach of its station groups, to compete more effectively with television stations and newspapers in sponsoring local community events, employment fairs and trade shows. American believes that such sponsorships may provide radio station group owners with opportunities to realize substantial "non-traditional" radio revenues. American has also invested in database marketing programs with the objective of developing more personal contact with listeners.

  Strong Local Management and Sales Effort. In each of its markets, American employs a highly experienced general manager who is responsible for the performance of the stations in his or her market. The general managers of American's stations have an average of six years experience as general managers and an average of more than twenty years experience in the radio industry. A portion of each general manager's compensation is dependent on the financial results of the stations in his or her markets, aligning the manager's goals with those of American. As incentive compensation, American's general managers and executive officers have been granted options to purchase shares of Common Stock which are subject to vesting provisions over a five-year period. Since a significant portion of American's revenues are generated from local advertising, American also focuses on developing a high quality, client-oriented local sales force at each radio station. Such a sales force allows American to establish and maintain direct relationships with advertisers and capture significant advertising dollars.

ACQUISITION STRATEGY

  American intends to continue to pursue the acquisition of additional radio stations in new and existing markets in order, among other things, to implement its business strategy discussed above and to achieve greater geographic diversification. American expects to concentrate these efforts in markets ranked in the top 60 (with an emphasis on markets ranked 10 through 50) in terms of radio advertising revenues. When evaluating acquisition opportunities in new markets, American also assesses the potential to attract listeners and to increase audience share and to generate strong cash flow growth through improved programming, marketing, sales and operating efficiencies. While American intends to continue to focus its principal acquisition efforts on radio stations, it also intends to continue to expand its ownership and operation of communications towers and to explore the syndication of radio programming. See "--Recent Transactions--Tower Subsidiary".

  American intends to pursue acquisitions opportunistically and to evaluate both market and station characteristics.

  Market Selection Considerations. American intends to make acquisitions in markets that provide the opportunity to expand audience and revenue. In assessing potential acquisitions, American evaluates the existence of underserved audience segments and competitors with perceived vulnerabilities. In addition, American considers the potential to acquire two or more FM stations in the market. American believes the potential to acquire two or more FM stations is essential to its ability to compete with electronic and print media, expand audience, gain broad acceptance with advertisers, and achieve sustainable growth in profitability. American will also consider the acquisition of AM stations which it believes have profit potential and whose ownership will enhance American's overall appeal to advertisers.

  American seeks to acquire stations in markets that have already experienced or are poised for significant growth activity. American also closely examines the state of the economy in its potential markets, specifically the size, historical growth rates and projected future growth rates of the market's radio advertising revenue, population and retail sales.

  Station Selection Considerations. Within markets meeting the above criteria, American intends to acquire stations in varying stages of development, based primarily on management's evaluation of the target station's facilities, including the relative strength and market coverage of its signal, and its past and current operating performance. When entering a new market, American generally plans to employ a "core station" strategy, acquiring a profitable station, thereby reducing the risk of entry. Having established its presence in a new market, American may then continue its selective acquisition of underperforming stations which generally represent greater growth potential than well-established and profitable stations. By applying its turnaround expertise, and leveraging the core station's management and market presence, American believes that it will be able to promote the development of underperforming stations and thereby enhance asset value.

  Purchase Price Considerations. American has never applied a fixed formula to determine the purchase price of radio stations. In determining the purchase price for an acquisition, management places emphasis on multiples of projected station broadcast cash flow rather than historical measures. This is because American frequently considers acquisitions of radio stations requiring significant reconfiguration which have nominal or negative historical station broadcast cash flow.

  American believes that its acquisition strategy, if properly implemented, could have a number of benefits, including the following: (i) diversification of revenues and broadcast cash flow across a greater number of stations and markets, (ii) more efficient utilization of its senior management team, (iii) enhanced appeal to top industry management talent, and (iv) increased overall scale which should broaden the range of and facilitate American's capital raising activities. See "Risk Factors--Acquisition Strategy".

  Although American has had discussions with a number of other radio operators concerning potential acquisitions, it is not currently a party to any binding agreement or letter of intent relating to any such acquisition, except as described elsewhere in this Prospectus.

HISTORY

  On November 1, 1993 the American Reorganization became effective with the merger of four radio broadcasting entities: Stoner Broadcasting Systems, Inc. ("Stoner"), Atlantic Radio, L.P. ("Atlantic"), Multi Market Communications, Inc. ("Multi Market") and Boston AM Radio Corporation ("Boston AM") (collectively, the "American Predecessor Entities"). As a result, American owned and operated 11 FM and seven AM stations in eight markets consisting of Boston, Hartford, Buffalo, Rochester, Dayton, Des Moines, Binghamton and Louisville. Between November 1, 1993 and January 1, 1996, American entered three new markets, Baltimore, Austin and West Palm Beach, and disposed of all of its stations in Des Moines, Binghamton and Louisville. During such period, American also agreed to purchase or acquired options to purchase additional stations in several existing and new markets. See Notes to the Consolidated Financial Statements of American in the American 10-K.

RECENT TRANSACTIONS

  Consistent with American's acquisition strategy, since January 1, 1996, American has consummated or has pending the following transactions.

 Consummated Transactions

  EZ Merger: Pursuant to the consummation of the EZ Merger on April 4, 1997, American acquired 18 FM and six AM stations in eight markets: Seattle, St. Louis, Pittsburgh, Sacramento, Charlotte, Kansas City, New Orleans and Philadelphia, assumed approximately $222.4 million of long-term debt, paid approximately $108.9 million and issued approximately 8.3 million shares of Class A Common Stock to the EZ stockholders. The foregoing station information does not give effect to the consummation of certain prospective EZ transactions which are included in the American Probable Transactions. See "-- Seattle" below and "--Pending Acquisitions and Dispositions--Seattle", "--
St. Louis" and "--Charlotte".

  Marlin Transaction: In May 1996, American consummated the transactions contemplated by a merger agreement (the "Marlin Transaction") with Marlin Broadcasting, Inc. ("Marlin"). American acquired WFLN- FM in Philadelphia, WQRS-FM in Detroit and WTMI-FM in Miami for an aggregate purchase price of approximately $58.5 million, together with the assumption of approximately $9.0 million of long-term debt which was paid in full at closing. The principal stockholder of Marlin immediately thereafter acquired WTMI- FM from American for approximately $18.0 million. American retained certain Philadelphia real estate and tower assets valued at approximately $1.5 million. In February 1997, American exchanged the Philadelphia station for two stations serving Sacramento and sold the Detroit station for approximately $20.0 million in cash, to an unaffiliated party which had been programming and marketing the Philadelphia and Detroit stations under LMAs. See "--Sacramento" below.

  Boston, Worcester: In January 1997, American acquired WAAF-FM and WWTM-AM in Worcester, Massachusetts for approximately $24.8 million in cash. American began programming and marketing the stations pursuant to an LMA in August 1996.

  Seattle: In April 1997, American (as successor to EZ) exchanged WEZB-FM, WRNO-FM and WBYU-AM, serving New Orleans, for KBKS-FM (formerly KCIN-FM) and KRPM-AM, serving Seattle. The parties began programming and marketing the stations to be acquired by each pursuant to separate LMAs in March 1996.

  Baltimore: In October 1996, American acquired WBGR-AM serving Baltimore for a purchase price of approximately $2.8 million.

  In February 1997, American acquired WWMX-FM and WOCT-FM serving Baltimore for approximately $90.0 million. American began programming and marketing the stations pursuant to an LMA in November 1996.

  Cincinnati: In April 1997, American exchanged WVOR-FM, WHAM-AM and WHTK-AM serving Rochester, together with $16.0 million, for WKRQ-FM serving Cincinnati. See "--Rochester" below.

  In an unrelated transaction, in January 1997, American merged with an unaffiliated corporation pursuant to which it became a party to an agreement to acquire WGRR-FM serving Cincinnati, for approximately $30.0 million in cash. In addition, American issued 18,341 shares of Class A Common Stock pursuant to such merger. The acquisition of WGRR-FM is expected to be consummated in the second quarter of 1997.

  Portland, Oregon: In July 1996, American consummated a merger (the "HBC Merger") pursuant to which Henry Broadcasting Company ("HBC") merged into American. Pursuant to the HBC Merger, American issued an aggregate of 1,879,034 shares of Class A Common Stock valued at $64.0 million, paid approximately $10.4 million in cash, and assumed long-term debt of approximately $37.3 million which was paid in full at closing. As part of a related transaction, American acquired certain real estate used in the business of HBC for approximately $2.0 million and obtained a five-year option to acquire certain other real estate for approximately $1.0 million. HBC owned an aggregate of twelve stations, of which nine were included as part of the HBC Merger as follows: KUFO-FM and KUPL-AM (formerly KBBT-AM) in Portland, Oregon, KYMX-FM and KCTC-AM in Sacramento, KGOR-FM and KFAB-AM in Omaha and KSKS-FM, KKDJ-FM and KMJ-AM in Fresno.

  In July 1996, American acquired KBBT-FM (formerly KDBX-FM) for a purchase price of approximately $14.0 million. As part of such arrangement, American granted the seller the right, effective at any time after August 31, 1998, to cause American to exercise its option to acquire WBNW-AM in Boston for $6.0 million and to sell such station to the seller of KBBT-FM. See Notes to Consolidated Financial Statements of American in the American 10-K for information concerning that option. In February 1997, such seller and the owner of WBNW-AM consummated a purchase and sale agreement with respect to such station.

  In August 1996, American acquired KUPL-FM and KKJZ-FM, together with two FM stations in San Jose (the "BayCom Transaction"), for an aggregate purchase price of approximately $103.0 million.

  Sacramento: As part of the HBC Merger, American acquired KYMX-FM and KCTC-AM in Sacramento in July 1996. See "--Portland, Oregon" above.

  In July 1996, American acquired KSTE-AM for a purchase price of approximately $7.25 million. American had been programming and marketing this station pursuant to an LMA since April 1996. In March 1997, American consummated a station asset swap agreement to exchange KSTE-AM as part of the acquisition of three stations serving West Palm Beach. The other party to the agreement began programming and marketing KSTE-AM pursuant to an LMA in August 1996. See "--West Palm Beach" below.

  In September 1996, American acquired KSSJ-FM for a purchase price of approximately $14.0 million. American had been programming and marketing the station pursuant to an LMA since July 1996. See "--Pending Acquisitions and Dispositions--Portland" for information concerning the proposed exchange of KSSJ-FM.

  In February 1997, American consummated an agreement to exchange the Philadelphia station which it acquired as part of the Marlin Transaction for KSFM-FM and KMJI-AM serving Sacramento. As part of such transaction (the "Secret Transaction"), American sold the Detroit station acquired as part of the Marlin Transaction to the owner of the Sacramento stations for approximately $20.0 million. American began programming and marketing the Sacramento stations under an LMA, and the prospective acquiror of the

Philadelphia and Detroit stations began programming and marketing those stations under LMAs, in June 1996. In April 1997, American sold KMJI-AM for approximately $1.5 million in cash.

  In March 1997, American acquired KXOA-FM, KQPT-AM (formerly KXOA-AM) and KQPT-FM serving Sacramento for approximately $50.0 million in cash. American has been programming and marketing the stations pursuant to an LMA in August 1996. See "--Pending Acquisitions and Dispositions--Sacramento" for information with respect to the sale of KXOA-FM, including the transfer in April 1997 to an independent and insulated trustee (under a trust for the benefit of American).

  Subsequent to October 1996, American received Second Requests for additional information with respect to each of the pending American transactions which involve, in whole or in part, Sacramento-area radio stations from the Antitrust Division. As a consequence of ongoing discussions with the Antitrust Division to address those concerns, in February 1997, American entered into the Sacramento Consent Decree with the Justice Department pursuant to which it agreed, among other things, to divest its ownership of KSSJ-FM. The Sacramento Consent Decree also provides that, in the event a class B FM license has not been issued to KSSJ-FM prior to January 1, 1998, the Justice Department shall have the right to require American to divest a different class B FM station serving Sacramento. American believes that the class B FM license will be granted to KSSJ-FM prior to December 31, 1997, although there can be no assurance that such grant will occur. The Sacramento Consent Decree is subject to approval by the United States District Court for the District of Columbia and a sixty-day public comment period. In the unlikely event that the District Court does not approve the Sacramento Consent Decree, the Antitrust Division or others could take action under the antitrust laws to enjoin or otherwise challenge the Sacramento Transactions. In such event, there can be no assurance that such a challenge will not be made or, if made, will not be successful. See "--Pending Acquisitions and Dispositions--Portland" for information concerning the proposed exchange of KSSJ-FM.

  Hartford: In May 1996, American consummated the acquisition of WTIC-FM and WTIC-AM in Hartford. In August 1995, American had entered into a series of transactions (the "Hartford Transaction") with the owner of those stations and certain affiliates, pursuant to which, among other things, American agreed to purchase the assets of those stations for approximately $39.0 million, including approximately $1.1 million of working capital and an obligation to make payments aggregating $8.5 million pursuant to a consulting and non-competition agreement with an affiliate of the owner of the stations. Also as part of the Hartford Transaction, American paid $1.0 million for a two-year option to purchase for $1.00 the New England Weather Service (which provides weather information to subscribers). Because American was prevented under the then current FCC regulations from acquiring these stations, it loaned an aggregate of $35.5 million to the owner of such stations and an affiliate thereof and made a $2.0 million escrow deposit. A portion of the loans was used to finance the acquisition of the stations and the balance was used to satisfy American's obligations under the consulting and non-competition agreement. The Company also paid $3.5 million to purchase the tower of one of the stations in October 1995.

  In December 1996, American sold WNEZ-AM serving New Britain, Connecticut for approximately $0.7 million.

  Austin: In February 1997, American exercised its option to acquire, and in March 1997 acquired, KAMX-FM, KKMJ-FM and KJCE-AM, serving Austin, Texas for approximately $28.7 million. American commenced programming and marketing the stations pursuant to an LMA in August 1995.

  Las Vegas: In July 1996, American acquired KMXB-FM (formerly KJMZ-FM) for approximately $8.0 million. American had been programming and marketing the station pursuant to an LMA since April 1996.

  In July 1996, American acquired KLUC-FM and KXNO-AM for approximately $11.0 million.

  In September 1996, American acquired KXNT-AM (formerly KVEG-AM) for approximately $1.9 million. American had been programming and marketing this station pursuant to an LMA since May 1996.

  In October 1996, American acquired KMZQ-FM and KXTE-FM (formerly KFBI-FM) for a purchase price of approximately $28.0 million. American began programming and marketing the stations pursuant to an LMA in May 1996. As part of such transaction, American paid an additional $0.2 million to acquire the seller's right (and obligation) to purchase KXNT-AM for approximately $1.9 million which, as noted above, it did in September 1996.

  Buffalo: In August 1996, American acquired WSJZ-FM in Buffalo for a purchase price of approximately $12.5 million. This station had been programmed and marketed by American pursuant to an LMA since April 1996.

  San Jose: As part of the BayCom Transaction, American acquired KSJO-FM and KUFX-FM in August 1996. See "--Portland, Oregon" above.

  In February 1997, American acquired KBAY-FM and KKSJ-AM serving San Jose for approximately $31.0 million in cash. American began programming and marketing the stations pursuant to an LMA in August 1996. See "--Pending Acquisitions and Dispositions--Portland" for information concerning the proposed exchange of KBAY-FM and "--San Jose" for information concerning the proposed sale of KKSJ-AM.

  West Palm Beach: In March 1997, American exchanged KSTE-AM serving Sacramento plus $33.0 million in cash for WEAT-FM, WEAT-AM and WOLL-FM serving West Palm Beach. American began programming and marketing the West Palm stations pursuant to an LMA in August 1996. See "--Pending Acquisitions and Dispositions--West Palm Beach" for information concerning the proposed sale of WOLL-FM, WEAT-AM and two other West Palm Beach stations.

  Omaha: As part of the HBC Merger, American acquired KGOR-FM and KFAB-AM in Omaha in July 1996. See "--Portland, Oregon" above. See also "--Pending Acquisitions and Dispositions--Omaha" below for information concerning proposed sale of these stations.

  Rochester: In February 1997, American acquired two FM (WVOR-FM and WPXY-FM) and two AM (WHAM-AM and WHTK-AM) stations serving the Rochester market for a purchase price of approximately $31.5 million including working capital (the "Rochester Acquisition"). American used the loans which it had made in July 1996 to the owner of the Rochester stations to be acquired of approximately $28.5 million, together with an escrow deposit, to finance the acquisition. On May 17, 1996, American and the seller had received Second Requests for additional information from the Antitrust Division. American engaged in ongoing negotiations with the Antitrust Division in an effort to reach a settlement of the matter and as a result of those negotiations, on October 24, 1996, American and the seller entered into a consent decree with the Antitrust Division and the Attorney General of the State of New York (the "Rochester Consent Decree"), pursuant to which, among other things, American could consummate the Rochester Acquisition. However, the Rochester Consent Decree required it to divest WHAM-AM and WVOR-FM. As part of the Rochester Consent Decree, American agreed not to acquire any additional stations in the Rochester market, other than, with certain specified exceptions, one Class A FM station which it acquired in April 1997.

  In December 1996, pursuant to the Rochester Consent Decree, American entered into an asset swap agreement pursuant to which it agreed to exchange WHAM-AM, WVOR-FM and WHTK-AM, together with $16.0 million, for WKRQ-FM serving Cincinnati. The exchange was consummated in April 1997. Pursuant to the Rochester Consent Decree, American terminated the joint sales agreement with, and assigned its option to purchase, another FM station in Rochester to the party with which it exchanged Rochester stations.

  In April 1997, American acquired WZNE-FM (formerly WAQB-FM), a newly licensed Class A FM station for approximately $3.5 million.

  Fresno: As part of the HBC Merger, American acquired KSKS-FM, KKDJ-FM and KMJ-AM in July 1996. See "--Portland, Oregon" above.

  In December 1996, American acquired KNAX-FM and KVSR-FM (formerly KRBT-FM) in Fresno for approximately $11.0 million in cash. American began programming and marketing the stations pursuant to an LMA in August 1996.

  In April 1997, American acquired KOQO-AM and KOQO-FM for approximately $6.0 million in cash. American had been programming and marketing the stations pursuant to an LMA in August 1996.

  Dayton: In February 1997, American acquired WXEG-FM for approximately $3.6 million, using the loans described below to finance the purchase. In December 1995, American had loaned approximately $1.4 million to the buyer to finance the acquisition of WXEG-FM and purchased from Mr. Steven B. Dodge, Chairman of the Board, President and Chief Executive Officer of American, interim loans of approximately $2.2 million (including accrued interest) which he had made to the seller of the station and which had been assumed by the new owner of the station.

  In February 1997, American acquired WLQT-FM and WBTT-FM for approximately $12.0 million. American had an option to acquire these stations which, because of then existing FCC regulations, it had assigned to Palm Beach Radio Broadcasting, Inc. ("Palm Beach Broadcasting"). American loaned Palm Beach Broadcasting approximately $12.0 million to finance the original acquisition (which occurred in March 1996) and purchased the stations in February 1997, using the loans to do so.

  All of the Dayton stations had been programmed and marketed by American pursuant to LMAs.

 Pending Acquisitions and Dispositions

  Seattle: In December 1996, EZ entered into an agreement to sell the assets of KMPS-AM in Seattle for approximately $2.0 million. Consummation of the transaction, which is expected to be consummated in the second quarter of 1997, is subject to the approval of the FCC.

  St. Louis: In December 1996, EZ entered into an agreement to sell the assets of KTRS-AM (formerly KSD-AM) in St. Louis for approximately $10.0 million. Subject to the receipt of FCC approval, the acquisition is expected to be consummated in the second quarter of 1997.

  Portland: In April 1997, American entered into an asset exchange agreement pursuant to which it will acquire KINK-FM, serving Portland, KBRG-FM, serving Fremont, California, $2.0 million in cash, and 150,000 shares of Common Stock of Latin Communications, Inc. in exchange for KBAY-FM, serving San Jose, and KSSJ-FM, serving Sacramento. The agreement also provides for the exchange of KINK-FM for KBAY-FM in the event regulatory approval for the exchange of KBRG-FM and KSSJ-FM cannot be obtained. Subject to certain conditions, including the receipt of FCC approval and the expiration or earlier termination of the HSR Act waiting period, and, in the case of the exchange of KSSJ-FM for KBRG-FM, Justice Department approval of the acquisition pursuant to the Sacramento Consent Decree, the acquisition is expected to be consummated in third quarter of 1997.

  Pittsburgh: In February 1997, EZ entered into an exchange agreement pursuant to which it will acquire WDSY-FM. See "--Charlotte" below.

  Sacramento: In October 1996, American entered into an agreement to sell KXOA-FM for approximately $27.5 million in cash. After the expiration of the HSR Act waiting period, the other party to the agreement began programming and marketing KXOA-FM pursuant to an LMA in January 1997. As a condition to consummation of the EZ Merger, KXOA-FM was transferred to an independent and insulated trustee (under a trust for the benefit of American) and will be held by the trustee subject to sale pursuant to the foregoing agreement. Subject to the receipt of FCC approval, the sale from the trustee to the ultimate purchaser is expected to be consummated in the second quarter of 1997.

  See "--Portland" above for information concerning the proposed exchange of KSSJ-FM.

  Charlotte: In December 1996, EZ entered into an asset exchange agreement with Evergreen Media Corporation ("Evergreen"), pursuant to which EZ will exchange WIOQ-FM and WUSL-FM in Philadelphia for WRFX-FM, WPEG-FM, WBAV-FM, WBAV-AM and WFNZ-AM serving Charlotte, and an asset purchase agreement with Evergreen to purchase WNKS-FM serving Charlotte for approximately $10.0 million. Consummation of the asset exchange agreement is not conditioned on consummation of the asset purchase agreement, although consummation of the asset purchase agreement is conditioned on consummation of the asset exchange agreement. On September 16, 1996, EZ and American each received a Civil Investigative Demand from the Antitrust Division requesting certain documentary materials regarding the purchase, sale, trade or other transfer of radio stations in Charlotte, North Carolina. As a consequence of ongoing discussions with the Justice Department, EZ and Evergreen entered into the Charlotte Consent Decree in February 1997. Pursuant to the Charlotte Consent Decree, and to comply with the FCC's multiple ownership rules, EZ agreed to dispose of WRFX-FM (which will, upon consummation of the exchange be transferred to an independent and insulated trustee). Consummation of the exchange and the acquisition is expected in May 1997.

  In order to comply with the Charlotte Consent Decree and the FCC's multiple ownership rules, in February 1997, EZ entered into an asset exchange agreement pursuant to which it would exchange WRFX-FM for WDSY-FM, serving Pittsburgh and $20.0 million in cash. Consummation of the exchange, which is expected in the second or third quarter of 1997, is subject to, among other conditions, the expiration or ealier termination of the HSR Act waiting period, approval by the Antitrust Division pursuant to the Charlotte Consent Decree and the consent of the FCC.

  Buffalo: In August 1995, American entered into an agreement to purchase WBLK-FM serving Buffalo for approximately $8.0 million. Because of the then current FCC regulations, American was not permitted to consummate this acquisition and assigned its rights to purchase the station, and agreed to make loans to finance the purchase, to Palm Beach Broadcasting which owns WPBZ-FM serving West Palm Beach, as a consequence of an earlier assignment to it by American. The acquisition was consummated by Palm Beach Broadcasting in March 1996, using the proceeds of loans of approximately $8.0 million from American to do so. This station is currently being programmed and marketed by American pursuant to an LMA. American intends to exercise its option to acquire this station or enter into a merger agreement with Palm Beach Broadcasting, pursuant to which it will acquire WBLK-FM. Subject to certain conditions, including the receipt of FCC approval and the expiration or earlier termination of the HSR Act waiting period, American expects the acquisition or merger to be consummated in the second half of 1997. See "-- West Palm Beach" below.

  San Jose: In March 1997, American entered into an agreement to acquire KEZR-FM serving San Jose, CA and KLUE-FM serving Soledad, CA for approximately $24.0 million, of which $20.0 million will be paid in the form of 723,402 shares of Class A Common Stock. Subject to certain conditions, including the receipt of FCC approval and the expiration or earlier termination of the HSR Act waiting period, the acquisition is expected to be consummated in the third quarter of 1997.

  In May 1997, American entered into an agreement to sell KKSJ-AM for approximately $3.2 million in cash. Subject to certain conditions, including the receipt of FCC approval, the acquisition is expected to be consummated in the third quarter of 1997.

  See "--Portland" above for information concerning the proposed exchange of KBAY-FM serving San Jose and another station for, among other things, KBRG-FM, serving Fremont.

  West Palm Beach: In August 1995, American purchased options to acquire WSTU-AM in Stuart and WHLG-FM (which is in the process of constructing a signal upgrade) in Jensen Beach, the latter of which is in the same radio market as West Palm Beach, for an aggregate purchase price of approximately $7.2 million. Because American was prevented under then current FCC regulations from acquiring these stations, it assigned its acquisition rights to Palm Beach Broadcasting. American loaned Palm Beach Broadcasting approximately $7.2 million to finance the acquisitions. Palm Beach Broadcasting also owns WPBZ-FM, as a result of an earlier assignment of the right to acquire such station by American. In November 1996, Palm Beach Broadcasting sold

WSTU-AM to a third party. American expects to exercise its option to acquire the stations or to enter into a merger agreement with Palm Beach Broadcasting pursuant to which it will acquire WHLG-FM and WPBZ-FM and, in addition to the cancellation of loans (including the $8.0 million loan used to finance the acquisition of WBLK-FM, serving Buffalo which will also be acquired) in the aggregate principal amount of $25.3 million, will pay approximately $3.0 million in cash for such stations (and WBLK- FM). Subject to certain conditions, including the receipt of FCC approval and the expiration or earlier termination of the HSR Act waiting period, American expects to consummate the acquisition or merger in the second half of 1997.
  American expects to enter into an agreement in May 1997 to sell WKGR-FM, WOLL-FM, WBZT-AM and WEAT-AM serving West Palm Beach for approximately $33.0 million. Subject to certain conditions, including the signing of a definitive agreement, the receipt of FCC approval and the expiration or earlier termination of the HSR Act waiting period, American expects to consummate the sale in the third quarter of 1997.


  In December 1996, American acquired an option to purchase another station serving West Palm Beach for approximately $11.0 million. American also agreed to loan up to $150,000 to the party to this option agreement. American intends to exercise the option and subject to certain conditions, including the receipt of FCC approval, American expects to consummate the acquisition in the third quarter of 1997.

  Omaha: In October 1996, American entered into an agreement, as amended, to sell KGOR-FM, KFAB-AM and Business Music Service for approximately $38.0 million. FCC approval has been received and the HSR Act waiting period was terminated early. American expects to consummate the sale in the second quarter of 1997.

  Rochester: In February 1997, American entered into an agreement to sell WCMF-AM for approximately $0.7 million. FCC approval has been obtained and American expects to consummate the acquisition in the second quarter of 1997.

  Riverside/San Bernardino: In April 1997, American entered into an agreement to acquire KFRG-FM, serving the Riverside/San Bernardino market, and KXFG-FM, serving Sun City, California, for approximately $60.0 million in cash. Subject to the receipt of FCC approval and expiration or earlier termination of the HSR Act waiting period, the acquisition is expected to be consummated in the first quarter of 1998.

  Other Transactions

  American has entered into letters of intent to acquire five stations (three FM and two AM) for an aggregate cash purchase price of approximately $13.6 million. For information with respect to letters of intent relating to the acquisition of affiliated companies owning and managing tower communication sites, see "--Tower Subsidiary" below. The transactions contemplated by such letters of intent have not been included in the American Probable Transactions or reflected in the Pro Forma Financial Information included in this Prospectus because of, among other things, the absence of definitive purchase and sale agreements. Further, on May 8, 1997, American entered into an agreement to acquire KKIK-FM, licensed to Temple, Texas, from Stellar Communications, Inc. for approximately $3.7 million in cash. The station's signal is currently being upgraded and the city of license changed to Taylor, Texas. Upon completion the station will serve, in addition to Temple and Taylor, the greater Austin radio market. Such transaction has also not been included in the American Probable Transactions or reflected in the Pro Forma Financial Information included in this Prospectus. While American continues to discuss possible acquisitions and exchanges of radio stations, American has no binding agreements or letters of intent with respect to any such acquisition or exchange other than as described elsewhere in this Prospectus.

  Tower Subsidiary

  In July 1995, American organized the Tower Subsidiary to acquire, own and operate telecommunications antenna sites and towers, principally for other radio and telecommunications operators. In February 1996, the Tower Subsidiary acquired Skyline Communications Limited Partnership and Skyline Antenna Management, Inc. in exchange for an aggregate of 26,989 shares of its Class A Common Stock, then valued at approximately $0.8 million, $2.2 million in cash and the assumption of approximately $0.3 million of long-term debt which was paid in full at closing. Skyline Communications Limited Partnership owns eight towers, six in West Virginia and two in Northern Virginia. Skyline Antenna Management, Inc. manages more than 200 antenna sites, primarily in the northeast region of the United States.

  In April 1996, the Tower Subsidiary acquired BDS Communications, Inc. and BRIDAN Communications Corporation for 257,495 shares of its Class A Common Stock, then valued at approximately $7.4 million, and the assumption of $1.7 million of long-term debt of which $1.5 million was paid at closing. BDS Communications, Inc. owns three towers in Pennsylvania and BRIDAN Communications Corporation manages or has sublease agreements on approximately 40 tower sites located throughout the mid-Atlantic Region.

  In July 1996, the Tower Subsidiary became a member of a limited liability company with an unaffiliated party relating to the ownership and operation of a tower site in Needham, Massachusetts. In connection with such agreement, American Tower advanced approximately $3.8 million and acquired a 50.1% interest in the limited liability company.

  In October 1996, the Tower Subsidiary acquired tower sites located in Hampton, Virginia and North Stonington, Connecticut for approximately $1.4 million and $1.0 million, respectively.

  In November 1996, the Tower subsidiary acquired for approximately $0.3 million a 32.5% interest in a partnership which owns and operates a tower site in Los Angeles, California.

  In November 1996, the Tower Subsidiary entered into the Tower Credit Agreement with The Toronto-Dominion Bank, as agent, and the banks named therein relating to a $90.0 million eight-year secured revolving credit facility.

  In December 1996, American transferred its towers and tower sites in Philadelphia (acquired as part of the Marlin Transaction and not included in the Secret Transaction) and in Peabody, Massachusetts to the Tower Subsidiary.

  In December 1996, the Tower Subsidiary entered into letters of intent with two entities which are affiliated with each other, to acquire tower sites and a tower site management business primarily in northern California for approximately $42.0 million. In connection therewith, American agreed to loan up to $1.35 million to the sellers on an unsecured basis. Consummation of the transaction is conditioned on, among other things, negotiation and execution of definitive purchase and sale agreements and the expiration or earlier termination of the HSR Act waiting period. Subject to such execution and expiration or termination, the acquisitions are expected to be consummated in the second quarter of 1997.

  In February 1997, the Tower Subsidiary entered into asset purchase agreements with three entities that are affiliated with each other (the "Meridian Transaction") to purchase tower sites and a tower site management business in southern California for an aggregate purchase price of approximately $32.1 million. Consummation of the transaction is conditioned on, among other things, the expiration or earlier termination of the HSR Act waiting period. Subject to such contingencies, the acquisitions are expected to be consummated in the second quarter of 1997.

  In March 1997, the Tower Subsidiary entered into a letter of intent to acquire the assets of a company relating to 63 sites in northern California on which communication towers are to be constructed. The letter of intent provides for the formation of a joint venture with the seller to construct the towers in which the Tower Subsidiary would own 70% and the seller would own 30%. The seller would also receive approximately $1.1 million in cash. The Tower Subsidiary is obligated to provide equity financing for construction of those towers as well as any others that the joint venture may construct in the future. Consummation of the transaction is conditioned on, among other things, negotiation and execution of definitive purchase and sale agreement and joint venture agreement. Subject to such execution, the acquisition is expected to be consummated in the second quarter of 1997.

  In May 1997, the Tower Subsidiary entered into an agreement to purchase an aggregate of 21 tower sites and a tower site management business in Georgia, North Carolina and South Carolina for approximately $5.3 million. The agreement will also provide for additional payments if the seller is able to arrange the purchase or management of tower sites presently owned by an unaffiliated public utility in South Carolina, which payments are estimated could aggregate up to approximately $1.2 million. Consummation of the transaction is expected in the second quarter of 1997.

  In May 1997, the Tower Subsidiary expects to enter into an agreement to acquire two companies that are affiliated with one another and are engaged in the business of acquiring and developing tower sites for unaffiliated third parties in various locations in the United States for approximately $12.5 million. Consummation of the transaction is conditioned on, among other things, negotiation and execution of definitive purchase and sale agreement. Subject to such execution, the acquisition is expected to be consummated in the second quarter of 1997.

  Equity and Debt Financings

  February Public Offerings. In February 1996, American consummated an offering of 5,514,707 shares of Class A Common Stock at an offering price of $27 per share, including 4,501,337 shares sold by American and 1,013,370 shares sold by the selling stockholders. Proceeds to American, net of underwriters' discount and associated costs, were approximately $114.5 million. Concurrent with the stock offering, American sold $175,000,000 principal amount of the American Notes at a discount of $1,419,250 to yield 9.125%. Proceeds of the debt offering to American, net of the underwriters' discount and associated costs, were approximately $167.5 million.

  June Private Offering. In June 1996, American consummated an offering exempt from registration under the Securities Act of 137,500 shares of Convertible Preferred Stock. Net proceeds to American from the offering were approximately $132.8 million. The Convertible Preferred Stock is convertible into shares of Class A Common Stock at a conversion price of $42.50, subject to adjustment for certain dilutive stock issuances, and exchangeable at American's option after June 30, 1997 for the Convertible Exchange Debentures which are convertible into Class A Common Stock on the same terms as the Convertible Preferred Stock.

  Original Offering. In January 1997, American consummated the Original Offering. Net proceeds to American from the offering were approximately $192.4 million.

  Credit Agreements. In January 1997, American entered into the Credit Agreements pursuant to which American may borrow a maximum combined principal amount of $900.0 million, of which $150.0 million is available only to finance the repurchase of American-EZ Notes. See "Indebtedness of American".

OPERATIONS

  The following table sets forth information about each of American's stations and each of the stations which will be owned by American upon consummation of the American Probable Transactions.

                                                                                     STATION RANK STATION
                           MARKET   MARKET            STATION             PRIMARY     IN PRIMARY  RANK IN
                         RANKING BY REVENUE        BROADCASTING         DEMOGRAPHIC  DEMOGRAPHIC   ADULTS
   MARKET/STATION(1)     REVENUE(2) RANK(2)           FORMAT             TARGET(3)    TARGET(4)   25-54(4)
   -----------------     ---------- -------        ------------         ------------ ------------ --------
BOSTON, WORCESTER MA....      9         2
 WBMX-FM................                     Modern Adult Contemporary  Women 25-44        3          4
 WEEI-AM................                            Sports/Talk          Men 35-54         1          8
 WRKO-AM................                               Talk              Adults 35+        2         13
 WEGQ-FM................                            70's Oldies         Adults 25-44      11+        15
 WAAF-FM................                        Album Oriented Rock      Men 18-34         2         18
 WWTM-AM................                            Sports/Talk          Men 35-54        --         --
SEATTLE, WA.............     13         2
 KMPS-FM................                              Country           Adults 25-54       6          6
 KZOK-FM................                           Classic Rock          Men 25-54         2          3+
 KYCW-FM................                              Country           Adults 18-34       7          9+
 KBKS-FM................                    Rhythmic Adult Contemporary Adults 18-34       8         18
 KRPM-AM(5).............                    Rhythmic Adult Contemporary Adults 18-34      --         --
ST. LOUIS, MO...........     18         1
 KEZK-FM................                        Adult Contemporary      Women 25-54        1          2
 KYKY-FM................                        Adult Contemporary      Women 25-54        2          4
 KSD-FM.................                           Classic Rock          Men 25-54         4          7+
 KFNS-AM................                            Sports/Talk          Men 25-54        13         18+
BALTIMORE, MD...........     21         1
 WQSR-FM................                            60's Oldies         Adults 35-54       1          2
 WWMX-FM................                      Hot Adult Contemporary    Women 25-44        1          1
 WOCT-FM................                            70's Oldies         Adults 25-44       9+         9
 WBGR-AM................                             Religious           Adults 18+       --         --
 WBMD-AM................                             Religious           Adults 18+       --         --
CINCINNATI, OH..........     20         2
 WGRR-FM................                              Oldies            Adults 35-64       2          5
 WKRQ-FM................                      Contemporary Hit Radio    Adults 18-34       3          6+
PORTLAND, OR............     22         1
 KUPL-FM................                              Country           Adults 25-54       3          3
 KINK-FM*...............                      Adult Album Alternative    Men 25-54        11+         5
 KUFO-FM................                        Album Oriented Rock      Men 18-34         1         11+
 KBBT-FM................                     Modern Adult Contemporary  Adults 18-34       4         11+
 KKJZ-FM................                            Smooth Jazz         Adults 35-54       7          9
 KUPL-AM................                              Country           Adults 25-54      --         --
PITTSBURGH, PA..........     24         2
 WDSY-FM*...............                              Country           Adults 25-54       2          2
 WBZZ-FM................                      Contemporary Hit Radio    Adults 18-34       3          4
 WZPT-FM................                            70's Oldies         Adults 25-54      12         12
SACRAMENTO, CA..........     25         1
 KSFM-FM................                      Contemporary Hit Radio    Adults 18-34       1          4
 KNCI-FM................                              Country           Adults 25-54       6          6
 KZZO-FM................                     Modern Adult Contemporary  Women 25-44        1          2
 KYMX-FM................                      Soft Adult Contemporary   Women 35-54        1          8
 KHTK-AM................                            Talk/Sports         Adults 25-54       6         11
 KRAK-FM................                              Country           Adults 25-54       6         12
 KCTC-AM................                             Nostalgia           Adults 45+        2         21+
 KQPT-AM................                              Oldies            Adults 35-54      15         17+

                                                                                   STATION RANK STATION
                           MARKET   MARKET           STATION            PRIMARY     IN PRIMARY  RANK IN
                         RANKING BY REVENUE       BROADCASTING        DEMOGRAPHIC  DEMOGRAPHIC   ADULTS
   MARKET/STATION(1)     REVENUE(2) RANK(2)          FORMAT            TARGET(3)    TARGET(4)   25-54(4)
   -----------------     ---------- -------       ------------        ------------ ------------ --------
CHARLOTTE, NC...........     27         1
 WSOC-FM................                             Country          Adults 25-54       2          2
 WPEG-FM*...............                              Urban           Adults 18-34       1          3
 WSSS-FM................                           70's Oldies        Adults 25-49       3          4
 WBAV-FM*...............                              Urban           Adults 25-54       7          7
 WNKS-FM*...............                     Contemporary Hit Radio   Adults 18-34       4         11
 WBAV-AM*...............                              Urban           Adults 25-54      17         17
 WFNZ-AM*...............                             Sports           Adults 25-54      18+        18+
KANSAS CITY, MO.........     29         3
 KFKF-FM................                             Country          Adults 25-54       1          1
 KBEQ-FM................                             Country          Adults 18-34       4          2+
 KOWW-AM................                             Country           Adults 35+       --         --
HARTFORD, CT............     35         1
 WRCH-FM................                     Soft Adult Contemporary  Women 35-54        1          1
 WTIC-AM................                            News/Talk          Adults 35+        1          5
 WTIC-FM................                     Contemporary Hit Radio   Adults 18-34       1          2
 WZMX-FM................                           70's Oldies        Adults 25-44       4          6
AUSTIN, TX..............     37         4
 KKMJ-FM................                     Soft Adult Contemporary  Women 35-54        1          2
 KAMX-FM................                     Hot Adult Contemporary   Women 25-44        6+        10
 KJCE-AM................                    Urban Adult Contemporary  Adults 35-54      13         14
LAS VEGAS, NV...........     39         2
 KMZQ-FM................                     Soft Adult Contemporary  Women 35-54        1          1
 KLUC-FM................                     Contemporary Hit Radio   Adults 18-34       1          3
 KMXB-FM................                    Modern Adult Contemporary Women 25-44        2+         6
 KXTE-FM................                        Alternative Rock      Adults 18-34       3          9+
 KXNT-AM................                           Sports/Talk         Men 35-54        12+        16
 KXNO-AM................                             Casino            Adults 18+       --         --
BUFFALO, NY.............     42         2
 WJYE-FM................                     Soft Adult Contemporary  Women 35-54        1          3+
 WYRK-FM................                             Country          Adults 25-54       5          5
 WBLK-FM*...............                              Urban           Adults 18-34       4          8
 WLCE-FM(6).............                    Modern Adult Contemporary Women 25-44        9         11
 WECK-AM................                            Big Band           Adults 45+        2         14
SAN JOSE, CA............     43         1
 KSJO-FM................                       Album Oriented Rock     Men 18-34         2+         8
 KEZR-FM*...............                       Adult Contemporary     Women 35-54        1          2
 KBRG-FM*(7)............                     Undetermined at Present  Undetermined     N/A        N/A
 KUFX-FM*(7)............                     Soft Adult Contemporary  Women 35-54      N/A        N/A
 KLUE-FM*(7)............                     Hot Adult Contemporary   Women 25-44       --         --
WEST PALM BEACH, FL.....     49         2
 WEAT-FM................                     Soft Adult Contemporary  Women 35-54        1          1
 WIRK-FM................                             Country          Adults 25-54       3          3
 WPBZ-FM*...............                        Alternative Rock      Adults 18-34       2          5+
 WMBX-FM*(8)............                    Modern Adult Contemporary Women 25-44       12+        20+
ROCHESTER, NY...........     53         1
 WRMM-FM................                     Soft Adult Contemporary  Women 35-54        1          2
 WCMF-FM................                       Album Oriented Rock     Men 18-34         1          3
 WPXY-FM................                     Contemporary Hit Radio   Adults 18-34       2          4
 WZNE-FM(9).............                    Modern Adult Contemporary Women 25-44       --         --
DAYTON, OH..............     58         1
 WMMX-FM................                     Hot Adult Contemporary   Women 25-44        1          1
 WLQT-FM................                     Soft Adult Contemporary  Women 35-54        3          3
 WTUE-FM................                       Album Oriented Rock     Men 18-34         1          4
 WBTT-FM................                     Contemporary Hit Radio   Adults 18-34       9         12+
 WXEG-FM................                        Alternative Rock      Adults 18-34       5         10+
 WONE-AM................                            Nostalgia          Adults 45+        3         --

                                                                                   STATION RANK STATION
                           MARKET   MARKET           STATION            PRIMARY     IN PRIMARY  RANK IN
                         RANKING BY REVENUE       BROADCASTING        DEMOGRAPHIC  DEMOGRAPHIC   ADULTS
   MARKET/STATION(1)     REVENUE(2) RANK(2)          FORMAT            TARGET(3)    TARGET(4)   25-54(4)
   -----------------     ---------- -------       ------------        ------------ ------------ --------
FRESNO, CA..............     62         1
 KMJ-AM.................                            News/Talk          Adults 35+        1          1
 KSKS-FM................                             Country          Adults 25-54       2          2
 KVSR-FM................                    Modern Adult Contemporary Women 25-44        3          4
 KNAX-FM................                             Country          Adults 25-54      14         14
 KOQO-FM................                             Spanish          Adults 18-54      10+        13
 KKDJ-FM................                         Spanish Romance      Adults 18-54      16         18+
 KOQO-AM................                             Spanish          Adults 18-54      --         --
RIVERSIDE/SAN
 BERNARDINO, CA.........     64         1
 KFRG-FM*...............                             Country          Adults 25-54       1          1
 KXFG-FM*(10)...........                             Country          Adults 25-54      --         --

--------
N/A Not applicable.
* Included in American Probable Transactions. Several of these stations are being programmed and marketed by American, pursuant to LMAs.
+  Tied.
(1) Actual community of license may differ from the metropolitan market served. This listing and the accompanying notes to not correspond top the formal call signatures recognized by the FCC, which do not include the "-AM" suffix or, in most instances, the "-FM" suffix.
(2) "Market Ranking by Revenue" is the ranking of the principal radio market served by the station among all radio markets in the United States, by 1996 market revenue, according to the Duncan Guide. "Market Revenue Rank" is the ranking of American's station group (currently owned or operated and giving effect to the American Probable Transactions) among all radio stations in its market by gross radio revenue (excluding trade items) for 1996, according to the Duncan Guide. American has attempted to recompute Market Revenue Rank and Market Revenue Percent of its competitors based on consummated or announced acquisitions of such competitors. However, there can be no assurance that American is aware of all such acquisitions. Accordingly, the Market Revenue Rank of American's stations shown may not necessarily be the same were all such competitor's acquisitions taken into account.
(3) Due to variations that may exist within the same station programming format (such as variations in the tempo of the music or the age of the songs broadcast), the primary demographic target may be different even though the station programming format is the same.
(4) "Station Rank in Primary Demographic Target" is the ranking of the station among all radio stations in its market that are ranked in its target demographic group and is based on the station's average persons share in the primary demographic target in the applicable Metro Survey Area, Average Quarter Hour Share, Monday through Sunday, 6:00 A.M. to Midnight, according to the Winter 1997 Radio Arbitron reports (the "Winter 1997 Arbitron reports") prepared by the Arbitron Company ("Arbitron")*. Arbitron is the generally accepted industry source for statistical information concerning audience ratings. The table includes stations having at least a 0.1% market share. Due to the nature of listener surveys, other radio rating services may report different rankings; however, American does not believe that any radio rating service other than Radio Arbitron is accorded significant weight in the radio broadcast industry. "Station Rank in Adults 25-54" is also based on the Winter 1997 Arbitron reports. The information provided herein regarding Arbitron's audience listening estimates is based on Arbitron's copyrighted and proprietary data and estimates concerning the applicable station's average quarter hour persons share, Monday-Sunday, 6:00 A.M.-Midnight, from the applicable Winter 1997 Arbitron reports for the demographic, daypart and metro areas listed. Stations referenced herein are ranked according to calculations made by Arbitron based on Arbitron's data and estimates for stations that have met Arbitron's minimum reporting standards for the applicable market and survey.
(5) Simulcast with KBKS-FM.
(6) Formerly WSJZ-FM. The station underwent a format change in April 1997; Arbitron figures reflect prior format.
(7) KBRG-FM is licensed to Fremont, California and serves the Fremont/San Francisco area. KUFX-FM will continue the programming of, and change its call letters to, KBAY-FM. KLUE-FM is licensed to broadcast in Soledad, California, which is not a part of the San Jose market and is not expected to have an impact in San Jose.
(8) Formerly WHLG-FM. Relaunched as Modern Adult Contemporary in January 1997.
(9) WZNE-FM (formerly WAQB-FM) is a newly licensed Class A FM station which went on-the-air in December 1996.
(10) KXFG-FM is licensed to Sun City, California and went on-the-air in February 1997. The station is simulcast with KFRG-FM.
--------
*  Copyright 1996, The Arbitron Company. All Rights Reserved.

ADVERTISING SALES

  Virtually all of American's revenues are generated from the sale of local and national advertising for broadcast on its radio stations. During 1996, approximately 77% and 23% of American's net revenues were generated from local and national advertising, respectively. American's revenues vary throughout the year, with the first calendar quarter historically producing the lowest revenues for the year and each of the other quarters producing roughly equivalent revenues.

  American believes that radio is an efficient and cost-effective means for advertisers to reach specific demographic groups. Advertising rates charged by radio stations are based primarily on (i) a station's share of the audience in the demographic groups targeted by advertisers, (ii) the number of stations and alternative media (electronic, print and others) in the market competing for the same demographic groups, and (iii) the supply of and demand for radio advertising time, and the supply of and demand for advertising in alternative media. Rates are generally highest during morning and afternoon commuting hours.

  American believes that operating several radio stations in each of its markets will enable its sales teams to offer advertisers more attractive advertising packages. Furthermore, as radio station groups achieve significant audience shares, they can deliver the audience reach to advertisers that historically only television and newspapers could offer, with the added benefit of frequent exposure to advertisers' potential customers. Management believes that American's station groups, and their corresponding audience shares, provide opportunities to capture an increased share of total advertising revenue in each of American's markets.

  Depending on the format of a particular station, there are predetermined numbers of advertisements that are broadcast each hour. American determines the number of advertisements broadcast hourly that can maximize available revenue dollars without jeopardizing listening levels. Although the number of advertisements broadcast during a given time period may vary, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year. As is typical of the broadcasting industry, American's stations respond to changing demand for advertising inventory by varying prices based on supply and demand rather than by varying the target inventory level (and potentially jeopardizing audience levels) for a particular station.

  Local and most regional advertising sales are made by a station's sales staff. To achieve greater access to potential advertising dollars, American's sales force focuses on establishing direct relationships with local advertisers. National sales are made by firms specializing in such sales which are compensated on a commission-only basis. The majority of advertising contracts run for only a few weeks.

  Advertising sales in connection with its sports network generated approximately 8% of American's revenues during 1996. American believes that live sports event broadcasting, absent unusual circumstances, is a relatively stable source of advertising revenues. Because only one radio station can offer a particular game, the station carrying the game achieves a higher degree of differentiation from its competitors. In addition, due to the higher degree of audience predictability, sports advertisers tend to sign contracts which are generally longer term and more stable than those with American's other advertisers. American's sports network also benefits from a dedicated and experienced sales force that has specialized expertise in sports advertising.

  American believes its multi-station combinations give it significant advantages in the competition for advertising dollars. A leading group in a market better positions American to access a significant share of various demographic segments, making its stations more attractive to advertisers seeking to reach a given segment. In addition, management believes the larger size of the American organization attracts a higher quality sales force, a key asset for the profitability of a radio station.

COMPETITION

  Radio broadcasting is a highly competitive business. Each of American's radio stations competes for audience share and advertising revenue directly with other radio stations, as well as with other media such as newspapers, broadcast and cable television, magazines, billboards, direct mail, compact discs and music videos. There are typically other well-capitalized firms competing in the same geographic markets as American, many of which have substantial financial resources. With the elimination of restrictions on the number of radio stations which may be owned nationally by a single entity and the liberalization of local ownership restrictions effected by the Telecommunications Act, the radio industry is experiencing a consolidation of ownership, as a result of which competition may intensify as companies with substantial resources emerge.

  The financial success of each of American's radio stations is dependent principally upon its share of the overall advertising revenue within its geographic market, its promotion and other expenses incurred to obtain that revenue and the economic health of the geographic market. A radio station's advertising revenues are, in turn, highly dependent upon audience share. Audience share is influenced by factors including: changes in listener preference, audience migration to other media supplying music, news and other entertainment and the programming decisions and promotional efforts of competing stations in American's markets. The broadcast cash flow of American's affected stations could decrease due to increased promotional and other expenses incurred in response to changes in its markets and/or lower advertising revenues resulting from lower ratings.

  In addition to management experience, factors that may materially influence a station's competitiveness include audience characteristics, local program acceptance and the characteristics of other stations in the market area. American attempts to improve its competitive position in each market by devoting extensive research to its stations' programming, implementing advertising campaigns aimed at the demographic groups for which its stations program and managing its sales efforts to attract a larger share of advertising dollars.

  As noted above, radio broadcasting is also subject to competition from electronic and print media. Potential advertisers can substitute advertising through broadcast television, cable television systems (which can offer through cable interconnects concurrent exposure on a number of cable networks to enlarge the potential audience), daily, weekly and free-distribution newspapers, other print media, direct mail and on-line computer services for radio advertising. Competing media frequently target the customers of their competitors, and advertisers regularly shift dollars from radio to these competing media and vice versa.

  Radio broadcasting is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems or the introduction of DAB. DAB may deliver to nationwide and regional audiences by satellite multi-channel, multi-format digital radio services with sound quality equivalent to compact discs. The FCC has allotted and auctioned spectrum for DAB to two companies that plan to implement DAB within the next five years. American cannot predict the effect, if any, that any such new technologies may have on the radio broadcasting industry. Another possible competitor to traditional radio is IBOC digital radio. IBOC could provide multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional FM radio services. See "--Federal Regulation of Radio Broadcasting". See "-- Federal Regulation of Radio Broadcasting" for information concerning additional competitions from other media, entertainment and telecommunication companies which might be able to enter the radio broadcasting industry in the event of legislative or regulatory change. The radio broadcasting industry historically has grown in terms of total revenues despite the introduction of new technologies for the delivery of entertainment and information, such as television broadcasting, cable television, audio tapes and compact disks.

  There can be no assurance that any of American's radio stations will be able to maintain or increase its current audience share and advertising revenue share.

EMPLOYEES

  At April 15, 1997, American employed approximately 2,631 employees (approximately 1,883 full time and approximately 748 part time persons). American has three agreements with the American Federation of Television and Radio Artists ("AFTRA") covering various on-air personnel at four of its Boston stations, at two of its Hartford stations and one of its Cincinnati stations. American also has agreements with the International Brotherhood of Electrical Workers, AFL-CIO ("IBEW") in Boston expiring on April 30, 1997 and in Fresno, which expired on March 1, 1997 and is currently in negotiation. American considers its relations with its employees, AFTRA and IBEW to be satisfactory. See "Risk Factors--Dependence on Key Personnel" for information with respect, among other things, to the dependence of American upon the performance of certain key individuals, particularly the executive officers and general managers and high-profile on-air announcers of its stations.

COMMUNITY INVOLVEMENT

  American considers its community involvement to be of considerable importance, and, to that end, each of its stations participates in many community programs, fund raisers and activities that benefit a wide variety of organizations. Charitable organizations that have been the beneficiaries of American's telethons, marathons, walkathons, swimathons, parades, food banks, fairs and festivals include, among others, the American Cancer Society, American Heart Association, Big Brothers, Big Sisters, Red Cross, United Way, Salvation Army, Jimmy Fund (Dana Farber Cancer Institute), St. Jude's Hospital and many other organizations.

FEDERAL REGULATION OF RADIO BROADCASTING

  The radio broadcasting industry is subject to extensive and changing regulatory oversight, governing among other things, technical operations, ownership and business and employment practices, and certain types of program content (including indecent and obscene program material).

  The ownership, operation and sale of radio broadcast stations (including those licensed to American) are subject to the jurisdiction of the FCC, which acts under authority granted by the Communications Act. The Communications Act prohibits the assignment of an FCC license or any transfer of control of an FCC licensee without the prior written approval of the FCC. In determining whether to grant requests for consents to such assignments or transfers, and in determining whether to grant or renew a radio broadcast license, the FCC considers a number of factors pertaining to the licensee (and proposed licensee) including compliance with alien ownership restrictions and rules governing the multiple ownership and cross-ownership of broadcast and other media properties, the "character" of the applicant and those persons or entities holding "attributable" interests in the applicant and compliance with the Anti-Drug Abuse Act of 1988. Among other things, the FCC assigns frequency bands for radio broadcast stations; issues, renews, revokes and modifies radio broadcast station licenses; regulates transmitting equipment used by radio broadcast stations; and adopts and implements regulations and policies that directly or indirectly affect the ownership, operation, program content and employment and business practices of radio broadcast stations. The FCC also has the power to impose penalties for violations of its rules and the Communications Act.

  On February 8, 1996, the President signed the Telecommunications Act which substantially amended the Communications Act. The Telecommunications Act, among other things, eliminated the national radio broadcast ownership restrictions in the FCC's broadcast ownership regulations and raised the ceiling on the number of radio broadcast stations that a single entity may own in a local radio market. The precise number of stations that may be commonly owned in a particular local market depends upon the number of commercial radio stations serving the local market.

  The following is a brief summary of certain provisions of the Communications Act and specific FCC rules and policies. Reference should be made to the Communications Act, the FCC's rules and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of radio broadcast stations.

  License Renewal. Under present FCC rules, radio broadcast licenses are granted for maximum terms of eight years and upon application may be renewed for additional terms. Broadcast licenses may be renewed through an application to the FCC and licensees are entitled to renewal expectancies. The Communications Act authorizes the filing of petitions to deny a license renewal application during specified periods after the renewal application has been filed. Interested parties, including members of the public, may file petitions as a means to raise issues concerning the renewal applicant's qualifications. The FCC may not consider applications for the channel by other parties until it first has decided to deny renewal to the incumbent. Before denying renewal to an incumbent, the FCC must allow the licensee a hearing on the licensee's alleged failure to satisfy the statutory standard. The Communications Act now prohibits the FCC from considering whether another licensee would be preferable until it first has determined that the incumbent does not qualify for renewal. In the vast majority of cases the FCC has renewed incumbent operators' station licenses. Also, during certain periods when a renewal application is pending, the transferability of the applicant's license may be restricted. American is not aware of any facts or circumstances that would prevent it from obtaining renewal of the radio broadcast licenses that it holds. There can be no assurance, however, that each of American's licenses will necessarily be renewed.

  The current expiration date of American's stations (including the American Probable Transactions) is as follows: Boston--April 1998; Seattle--February 1998; Baltimore--October 2003; Cincinnati--October 2004; Portland--February 1998; Pittsburgh--August 1998; Sacramento--December 1997; Kansas City--June 1997; Charlotte--December 2003; Hartford--April 1998; Buffalo--June 1998; Las Vegas--October 1997; San Jose--December 1997; West Palm Beach--February 2004; Rochester--June 1998; Dayton--2004, Fresno--December 1997; and Riverside/San Bernardino--December 1997. Applications are pending for the renewal of licenses for certain of the St. Louis and Kansas City stations and all of the Austin stations.

  Ownership Matters. The FCC's broadcast multiple ownership rules restrict the number of radio broadcast stations one person or entity may own, operate or control in a local market. The Telecommunications Act eliminated all of the FCC's restrictions on the number of FM and AM radio stations that an entity may own nationwide. The Telecommunications Act also raised the limitation on the number of radio broadcast stations that a single entity may own in a given local market, as follows:

  (i) In radio markets with 14 or fewer commercial radio stations, one person or entity may hold attributable interests in up to five radio stations, no more than three of which may be in any one service (i.e., AM or FM), as long as the commonly owned stations amount to no more than 50% of the commercial radio stations in that market;

  (ii) In radio markets with between 15 and 29 commercial radio stations, one person or entity may hold attributable interests in up to six radio stations, no more than four of which may be in any one service;

  (iii) In radio markets with between 30 and 44 commercial radio stations, one person or entity may hold attributable interest in up to seven radio stations, no more than four of which may be in any one service; and

  (iv) In radio markets with 45 or more commercial radio stations, one person or entity may hold attributable interests in up to eight radio stations, no more than five of which may be in any one service.

  The FCC rules also generally restrict the common ownership, operation or control of (i) a radio broadcast station and a television broadcast station serving the same local market, and (ii) a radio broadcast station and a daily newspaper serving the same local market. Under these "cross-ownership" rules, American, absent waivers, would not be permitted to acquire an attributable interest in any daily newspaper or television broadcast station (other than a low-power television station) in a local market where it then owned any radio broadcast station. American is not aware of any reason why these cross-ownership rules would require any change in American's current ownership of radio broadcast stations.

  Programming and Operation. The Communications Act requires broadcasters to serve the "public interest". A broadcast licensee is required to present programming in response to community problems, needs and interest and to maintain certain records demonstrating its responsiveness. The FCC will generally consider complaints from listeners concerning a broadcast station's programming when it evaluates the licensee's renewal application, but such complaints may be filed and considered at any time. Stations also must follow various FCC rules that regulate, among other things, political advertising, the broadcast of obscene or indecent programming, sponsorship identification, the broadcast of contests and lotteries and technical operation (including limits on human exposure to radio frequency energy). From time to time, complaints have been and may be filed against American's stations alleging violations of these or other rules. A complaint is pending against a station licensed to American alleging violation of the political broadcasting rules by discriminatory political sales practices. American believes that these complaints will not, either separately or in the aggregate, result in either monetary forfeitures of a material nature or any other regulatory action which might have a materially adverse effect on American's stations or FCC licenses.

  In addition, licensees must develop and implement programs designed to promote equal employment opportunities and must submit reports to the FCC on these matters annually and in connection with the licensee's renewal application. The FCC has begun a rule making proceeding to revise its equal employment opportunity rules. At this time, however, American cannot predict what changes, if any, the FCC will implement, or the effect of those changes on American's current equal employment opportunity programs.

  Local Marketing Agreements. In recent years, a number of radio stations, including certain of American's stations, have entered into what are referred to as "local marketing agreements" ("LMAs"), "time brokerage agreements" ("TBAs") or joint sales and service agreements. These agreements take various forms. Separately owned and licensed stations may agree to function cooperatively with respect to certain other matters, subject to compliance with the antitrust laws and the FCC's rules and policies, including the requirement that the licensee of each station maintain independent control over the programming and other operations of its own station. The FCC has held that such agreements do not violate the Communications Act as long as the licensee of the radio broadcast station that is being substantially programmed by another entity maintains complete responsibility for, and control over, operations of its station and otherwise ensures compliance with applicable FCC rules and policies. A radio broadcast station that brokers time on another radio broadcast station or engages in a TBA or LMA with a radio broadcast station in the same market will be considered to have an attributable ownership interest in the brokered radio station for purposes of the FCC's multiple ownership rules, if the arrangement covers more than 15% of the brokered station's weekly broadcast hours.

  Failure to observe these or other FCC rules and policies may result in the imposition of various sanctions, including admonishment, fines, the grant of "short" (less than the full) renewal terms or, for particularly egregious violations, the denial of a license renewal application, the revocation of FCC licenses or the denial of FCC consent to acquire additional broadcast properties.

  Digital Audio Broadcasting. The FCC recently has allocated spectrum to a new technology, DAB to deliver satellite-based audio programming to a national or regional audience. The FCC has issued regulations for a DAB service and has auctioned the allocated spectrum to two companies that plan to initiate service within five years. DAB may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats with compact disc quality sound to local and national audiences. Another form of DAB, known as IBOC, is being developed by the radio industry and could provide DAB in the present FM radio band. Implementation of DAB would provide an additional audio programming service that could compete with American's radio stations for listeners, but the effect upon American cannot be predicted.

  Future Changes. The Congress and the FCC have under consideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly: (i) affect the operation, ownership and profitability of American and its radio stations;
(ii) result in the loss of audience share and advertising revenue of American's radio stations; and (iii) affect the ability of American to acquire additional radio stations or finance such acquisitions. Such matters include, but are not limited to, for example, changes to the license renewal process; proposals to impose spectrum use or other governmentally-imposed fees upon licensees; proposals to repeal or modify some or all of the FCC's multiple ownership rules and/or policies; proposals to permit expanded use of FM translator stations; proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages on radio and television; changes in the FCC's cross-interest, multiple ownership, alien ownership and cross-ownership rules and policies; changes to broadcast technical requirements; proposals to limit the tax deductibility of advertising expenses by advertisers; and proposals to auction the right to use the broadcast spectrum to the highest bidder, instead of granting broadcast licenses and subsequent license renewals free of charge.

  American cannot predict what other matters may be considered in the future, nor can it judge in advance what impact, if any, the implementation of any of these proposals or changes might have on its business.

                                     * * *

  The foregoing is only a brief summary of certain provisions of the Communications Act, the Telecommunications Act and of specific FCC rules and other regulations. Reference should be made to the Communications Act, the Telecommunications Act, FCC regulations, and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of broadcast stations. In addition to the Telecommunications Act, the Congress and the FCC have had under consideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of American's radio broadcast stations, result in the loss of audience share and advertising revenues for American's radio broadcast stations or affect its ability to acquire additional radio broadcast stations or finance such acquisitions. Such matters may include changes to the comparative licensing and hearing process; proposals to impose spectrum use or other fees on FCC licensees; changes to the FCC's equal employment opportunity regulations and other matters relating to involvement of minorities and women in the broadcasting industry; proposals to change rules relating to political broadcasting; technical and frequency allocation matters; changes in broadcast cross- interest, multiple ownership and cross-ownership policies; changes to technical broadcast requirements; proposals to allow telephone companies to deliver audio and video programming to homes in their service areas; and proposals to alter provisions of the tax laws affecting broadcast operations and acquisitions.

  American cannot predict whether or when any proposed changes will be adopted nor can it predict what other matters might be considered in the future, nor can it judge in advance what impact, if any, the implementation of any of these proposals or changes might have on its business.

PROPERTIES

  American's corporate headquarters are located in leased facilities at 116 Huntington Avenue, Boston, Massachusetts. The properties used by American's radio stations and owned by the Tower Subsidiary consist of office and studio facilities, towers, and tower and transmitter sites. Station studio and sales offices are generally located in a downtown or business district. Antennas are located on either American-owned or leased towers. Transmitter and tower sites are generally located to provide maximum market coverage. American believes that owning its tower and transmitter sites is an important goal for American inasmuch as such ownership provides a station with the stabilizing benefits of predictable cash flow and lower fixed operating costs. American office and studio facilities, towers and tower and transmitter sites that are leased by American are under leases that expire in three to twenty-five years, most of which are renewable. American does not anticipate any difficulties in renewing its leases, where required, or in leasing additional space, if required, and it believes that its properties are adequate for its operations. American owns substantially all of the equipment it uses, including its transmitting antennas, transmitters, studio equipment and general office equipment. American believes that its properties are in good condition and suitable for its operations; however, American continually reviews opportunities to upgrade its properties. See Notes to Consolidated Financial Statements of American in the American 10-K for additional information regarding the minimum annual rental commitments of American.

LEGAL PROCEEDINGS

  From time to time, American becomes involved in various claims and lawsuits that are incidental to its business. In the opinion of American's management, there are no material legal proceedings pending against American.

  In January 1997, EZ and American were served with a Civil Investigative Demand by the Department of Justice concerning activities of the Charlotte Area Radio Managers organization ("CHARM") with respect to radio advertising pricing in the Charlotte area. It is American's understanding that many radio operators in Charlotte were served with similar or identical Civil Investigative Demands. Although it is impossible to predict the outcome of this investigation, American believes it will not have a material adverse effect on American.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of American are as follows:

        NAME              AGE                          POSITIONS
        ----              ---                          ---------
Steven B. Dodge(1)......   51 Chairman of the Board, President and Chief Executive Officer
Thomas H. Stoner(1)(3)..   62 Chairman of the Executive Committee of the Board
Alan L. Box.............   45 Executive Vice President and Director
Joseph L. Winn..........   45 Treasurer, Chief Financial Officer and Director
Don P. Bouloukos........   48 Co-Chief Operating Officer
John R. Gehron..........   50 Co-Chief Operating Officer
David Pearlman..........   46 Co-Chief Operating Officer
Charlton H.
 Buckley(1)(3)..........   59 Director
Arnold L.
 Chavkin(1)(2)..........   45 Director
James H. Duncan,
 Jr.(2)(4)..............   49 Director
Arthur C. Kellar(1)(3)..   74 Director
Charles D. Peebler,
 Jr.(3)(4)..............   60 Director
Lance R. Primis(2)......   50 Director

--------
(1) Member of the Executive Committee; Mr. Stoner is the Chairman of the Executive Committee.
(2) Member of the Audit Committee; Mr. Chavkin is the Chairman of the Audit Committee.
(3) Member of the Compensation Committee; Mr. Stoner is the Chairman of the Compensation Committee.
(4) Independent director elected by holders of the Class A Common Stock.

  The Board of Directors of American currently consists of ten members. All directors hold office until the annual meeting of the stockholders of American next following their election or until their successors are elected and qualified. The holders of the shares of Class A Common Stock, voting separately as a class, are entitled to elect two independent directors. Each executive officer is appointed annually by the Board of Directors and serves at the discretion of the Board.

                    DESCRIPTION OF THE NEW PREFERRED STOCK

GENERAL

  When issued, the New Preferred Stock will be fully paid and nonassessable. The holders of the New Preferred Stock will have no preemptive rights with respect to any shares of capital stock of American or any other securities of American convertible into or carrying rights or options to purchase any such shares. Harris Trust and Savings Bank is the registrar, transfer agent and dividend disbursing agent for the New Preferred Stock. The following summary description of the terms of the New Preferred Stock is qualified in its entirety by reference to the Certificate of Designation of the New Preferred Stock (the "Certificate of Designation"), a copy of which has been filed with the Commission and is part of the Registration Statement of which this Prospectus is a part and the summary herein of certain provisions thereof does not purport to be complete and is subject to, and is qualified in its entirety by, reference thereto. Wherever particular provisions of the Certificate of Designation are referred to, such provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference. Certain terms used in this summary without definition are defined in the Certificate of Designation and, unless otherwise noted, have the same meaning as given such terms in the Certificate of Designation.

RANKING

  The New Preferred Stock will rank, with respect to the dividend rights and rights on liquidation, winding up and dissolution, (i) senior to all classes of Common Stock of American, each other class of capital stock or series of Preferred Stock established after the date of this Prospectus by the Board of Directors of American (or, to the extent permitted by the Delaware General Corporation Law, the Executive Committee thereof) (the "Board") which does not expressly provide that it ranks senior to or on a parity with the New Preferred Stock as to dividend rights and rights on liquidation, winding up and dissolution (collectively referred to with the Common Stock of American as "Junior Securities"); (ii) on a parity with the Old Preferred Stock and the Convertible Preferred Stock and each other class of capital stock or series of Preferred Stock established after the date of this Prospectus by the Board, which expressly provides that such series will rank on a parity with the New Preferred Stock as to dividend rights and rights on liquidation, winding up and dissolution (collectively referred to as "Parity Securities"); and (iii) junior to each other class of capital stock or series of Preferred Stock established after the date of this Prospectus by the Board the terms of which specifically provide that such series will rank senior to the New Preferred Stock as to dividend rights and rights on liquidation, winding up and dissolution (collectively referred to as "Senior Securities"). While any shares of New Preferred Stock are outstanding, American may not issue, authorize or increase the authorized amount of, or issue, authorize or increase the authorized amount of any obligation or security convertible into or evidencing a right to purchase, any class or series of Senior Securities, without the vote or consent of a majority of the holders of the outstanding shares of New Preferred Stock and any Parity Securities (including without limitation the Old Preferred Stock and the Convertible Preferred Stock), voting as a single class (with each share being entitled to the number of votes specified, if so specified, for such securities) without regard to series. However, American may create additional classes of Junior or Parity Securities, authorize or increase the authorized amount of any obligation or security (other than Senior Securities) convertible into or evidencing a right to purchase Junior or Parity Securities, increase the authorized number of shares of any Junior or Parity Security or issue any Junior or Parity Securities or any obligation or security (other than Senior Securities) without the consent of any holder of the New Preferred Stock. See "--Voting Rights".

LIQUIDATION RIGHTS

  In the event of any voluntary or involuntary liquidation, dissolution or winding up of American, before any payment or distribution of assets is made on any Junior Securities, including, without limitation, Common Stock of American, the holders of New Preferred Stock shall receive the liquidation preference per share of New Preferred Stock ($100 per share), plus, without duplication, an amount in cash equal to all accumulated and unpaid dividends through the date of distribution, and the holders of any Parity Securities shall be entitled to receive the full respective liquidation preferences (including any premium) to which they are entitled and shall receive all accumulated and unpaid dividends with respect to their respective shares through and including the date of distribution. If, upon such a voluntary or involuntary liquidation, dissolution or winding up of American, the assets of American are insufficient to pay in full the amounts described above as payable with respect to the New Preferred Stock and any Parity Securities, the holders of the New Preferred Stock and such Parity Securities will share ratably in any such distribution of assets of American first in proportion to their respective liquidation preferences until such preferences are paid in full, and then in proportion to their respective amounts of accumulated and unpaid dividends. After payment of any such liquidation preference and accumulated and unpaid dividends, the shares of New Preferred Stock will not be entitled to any further participation in any distribution of assets by American. Neither the sale or transfer of all or substantially all the assets of American, nor the merger or consolidation of American into or with any other corporation or other entity or a merger of any other corporation or other entity with or into American, will be deemed to be a liquidation, dissolution or winding up of American.

DIVIDENDS

  Holders of shares of the New Preferred Stock will be entitled to receive, when, as and if declared by the Board out of funds of American legally available for payment, cash dividends at an annual rate equal to 11 3/8% of the liquidation preference per share of the New Preferred Stock. All dividends will be cumulative, whether or not earned or declared, on a daily basis from the date to which dividends have been paid (or deemed to have been paid) on the Old Preferred Stock and will be payable in arrears on January 15, April 15, July 15 and October 15 of each year (each a "Dividend Payment Date"), commencing July 15, 1997. American may, at its option, pay dividends on any Dividend Payment Date occurring on or before January 15, 2002 either in cash or in additional shares of New Preferred Stock. In the event that, after January 15, 2002, cash dividends on the New Preferred Stock are in arrears and unpaid for six or more quarterly dividends periods (whether or not consecutive), holders of New Preferred Stock will be entitled to certain voting rights. See "--Voting Rights" below. Each dividend will be payable to holders of record as they appear on the stock transfer books of American on a record date, not more than sixty (60) nor less than ten (10) days before the payment date, fixed by the Board. Dividends payable for any period less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual number of days elapsed in the period for which payable. The New Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. No interest, or sum of money in lieu of interest, will be payable in respect of any accumulated and unpaid dividends. The ability of American to pay dividends on the New Preferred Stock is restricted under the terms of the Note Indentures and is prohibited during the existence of a default under the Credit Agreements or either of the Note Indentures. See "Risk Factors--Factors Relating to American and its Business--Restrictions Imposed by Terms of Indebtedness", "Indebtedness of American", "Description of Capital Stock--Dividend Restrictions", and Notes to Consolidated Financial Statements of American in the American 10-K.

  Unless otherwise resolved by the Board of Directors with respect to any Dividend Payment Date, if any dividend payable on such Dividend Payment Date on or before January 15, 2002 is not declared or paid in full in cash on such Dividend Payment Date, the amount payable as dividends on such Dividend Payment Date that is not paid in cash on such Dividend Payment Date will be paid in additional shares of New Preferred Stock on such Dividend Payment Date and, unless such shares are not issued, will be deemed paid in full and will not accumulate. All dividends paid with respect to shares of the New Preferred Stock pursuant to the foregoing shall be paid pro rata to the Holders entitled thereto.

  No full dividends may be declared or paid or funds set apart for the payment of dividends on any Parity Securities for any period unless full cumulative dividends shall have been paid (or deemed paid) or, if payable in cash, set apart for such payment on the New Preferred Stock. If full dividends are not so paid, the New Preferred Stock shall share dividends pro rata with the Parity Securities. No dividends may be paid or set apart for such payment on Junior Securities (except dividends on Junior Securities in additional shares of Junior Securities) and no Junior Securities may be repurchased, redeemed or otherwise retired nor may funds be set apart for payment with respect thereto, if full dividends have not been paid on the New Preferred Stock. Accumulated unpaid dividends will not bear interest. Prior to January 15, 2002, the Company may elect to pay dividends on the New Preferred Stock by issuing additional shares of New Preferred Stock, as described above, while at the same time paying cash dividends on Parity Securities (including the Convertible Preferred Stock) or Junior Securities. Conversely, if at any time the Company is in cash dividend arrears as to Parity Securities, whether as a result of payment restrictions contained in the Company's debt instruments or otherwise, the Company will be permitted to pay dividends on the New Preferred Stock only pro rata with such Parity Securities (if at all), even if the Company elects to pay such dividends by issuing additional shares of New Preferred Stock.

OPTIONAL REDEMPTION

  Shares of the New Preferred Stock are not subject to any sinking fund or other similar provision and may not be redeemed by American on or prior to January 15, 2002. After January 15, 2002, the New Preferred Stock will be redeemable at the option of American upon notice at any time, in whole or in part, at the following redemption prices per share (expressed as a percentage of the liquidation preference thereof), plus accumulated and unpaid dividends, if any, up to but excluding the date fixed for redemption, if redeemed during the twelve-month period commencing immediately after January 15 of the years indicated below:

     YEAR                                                       REDEMPTION PRICE
     ----                                                       ----------------
     2002......................................................     105.688%
     2003......................................................     104.550
     2004......................................................     103.413
     2005......................................................     102.275
     2006......................................................     101.138
     2007 and thereafter.......................................     100.000

  In addition, prior to January 15, 2000, the Company may, at its option, use the net cash proceeds of one or more Public or Rule 144A Equity Offerings to redeem up to 35% of the outstanding New Preferred Stock, at a redemption price of 111.375% of the liquidation preference thereof plus, in each case, without duplication, an amount in cash equal to all accumulated and unpaid dividends to the redemption date (including an amount in cash equal to a prorated dividend for the period from the Dividend Payment Date immediately prior to the redemption date to the redemption date); provided, however, that after any such redemption, there must be at least $130.0 million aggregate liquidation preference of New Preferred Stock outstanding. Any such redemption will be required to occur on or prior to sixty (60) days after the receipt by the Company of the proceeds of each Public or Rule 144A Equity Offering. In the event of a redemption of only a portion of the then outstanding shares of the New Preferred Stock, the Company shall effect such redemption on a pro rata basis, except that the Company may redeem such shares held by holders of fewer than 100 shares (or shares held by holders who would hold less than 100 shares as a result of such redemption), as may be determined by the Company.

MANDATORY REDEMPTION

  The New Preferred Stock will also be subject to mandatory redemption (subject to the legal availability of funds therefor) in whole on January 15, 2009, at a price equal to 100% of the liquidation preference thereof, plus, without duplication, all accumulated and unpaid dividends to the date of redemption. Future agreements of the Company may restrict or prohibit the Company from redeeming the New Preferred Stock.

PROCEDURE FOR REDEMPTION

  Notice of redemption will be given by mail, not less than thirty (30) nor more than sixty (60) days prior to the date fixed for redemption thereof, to each record holder of the shares of New Preferred Stock to be redeemed at the address of such holder in the stock register of American. If a notice of redemption has been given, from and after the specified redemption date (unless American defaults in making payment of the redemption price), dividends on the New Preferred Stock so called for redemption will cease to accumulate, such shares will no longer be deemed to be outstanding and all rights of the holders thereof as stockholders of American (except the right to receive the redemption price) will cease.

  The ability of American to redeem New Preferred Stock is restricted under the terms of the Credit Agreements and the Note Indentures and is prohibited during the existence of a default under any thereof. See "Risk Factors-- Factors Relating to American and its Business--Restrictions Imposed by Terms of Indebtedness", "Indebtedness of American", and Notes to Consolidated Financial Statements of American in the American 10-K.

VOTING RIGHTS

  Except as indicated below or as expressly required by applicable law, the holders of the New Preferred Stock will have no voting rights.

  If (i) dividends (either in cash or, on or before January 15, 2002, through the issuance of additional shares of New Preferred Stock) on the New Preferred Stock are in arrears and unpaid for six or more quarterly dividend periods (whether or not consecutive), (ii) the Company fails to redeem the New Preferred Stock on January 15, 2009, or fails to otherwise discharge any redemption obligation with respect to the New Preferred Stock, (iii) the Company fails to make an Offer to Purchase if such offer is required by the provisions set forth under "--Change of Control" below or fails to purchase shares of New Preferred Stock from holders who elect to have such shares purchased pursuant to the Offer to Purchase, (iv) a breach or violation of any of the provisions described under the caption "--Certain Covenants" occurs and the breach or violation continues for a period of thirty (30) days or more after the Company receives notice thereof specifying the default from the holders of at least 25% of the shares of New Preferred Stock then outstanding, or (v) the Company fails to pay at the final stated maturity (giving effect to any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the final stated maturity of any such Indebtedness is accelerated, if the aggregate principal amount of such Indebtedness, together with the aggregate principal amount of any other such Indebtedness in default for failure to pay principal at the final stated maturity (giving effect to any extensions thereof) or which has been accelerated, aggregates $5,000,000 or more at any time, in each case, after a 30-day period during which such default shall not have been cured or such acceleration rescinded, then the maximum authorized number of directors of American will be increased by two and the holders of New Preferred Stock, voting separately as a class with the holders of shares of any Parity Securities upon which like voting rights have been conferred and are then exercisable, will be entitled to elect two directors for successive one-year terms. Such voting rights will continue until such time as, in the case of a dividend default, all dividends in arrears on the New Preferred Stock are paid in full in cash and, in all other cases, any failure, breach or default giving rise to such voting rights is remedied or waived by the holders of at least a majority of the shares of New Preferred Stock then outstanding, at which time the term of any directors elected pursuant to the provisions of this paragraph shall terminate and the number of directors constituting the entire Board will be reduced by the number of directors elected by the holders of the New Preferred Stock and any Parity Securities. Each such event described in clauses (i) through (v) above is referred to herein as a "Voting Rights Triggering Event". The voting rights provided herein shall be the holder's exclusive remedy at law or in equity. The Certificate of Designation contains provisions with respect to the qualifications of any directors elected pursuant to the provisions of this paragraph designed to ensure compliance by American with the Communication Act and the FCC rules and regulations.

  The vote or consent of the holders of a majority of the outstanding shares of New Preferred Stock and any Parity Securities, voting as a single class (with each share being entitled to the number of votes otherwise specified, if so specified, for such securities) without regard to series, will be required to issue, authorize or increase the authorized amount of any obligation or security convertible into or evidencing a right to purchase, any class or series of Senior Securities. However, American may create additional classes of Junior or Parity Securities, increase the authorized number of shares of any Junior or Parity Security, or issue, authorize or increase the authorized amount of any obligation or security (other than Senior Securities) convertible into or evidencing a right to purchase, any Junior or Parity Securities without the consent of any holder of the New

Preferred Stock. Prior to the Exchange Date (as defined in "Description of the Exchange Debentures--Certain Definitions"), American shall not amend or modify the Exchange Indenture (as defined in "Description of the Exchange Debentures") without the affirmative vote or consent of holders of at least a majority of the outstanding shares of New Preferred Stock, voting together as a single class; provided, however, that American and the Trustee (as defined in "Description of the Exchange Debentures") shall be permitted, without any vote or consent of such holders, to effect any amendments to the Exchange Indenture that could have been effected under the Exchange Indenture without the consent of holders of Exchange Debentures if any Exchange Debentures were then outstanding.

  Without the affirmative vote or consent of the holders of at least a majority of the outstanding shares of New Preferred Stock, the Company shall not consolidate or merge with or into (whether or not the Company is the Surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person, unless:

    (i) the Surviving Person is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

    (ii) the Surviving Person (if other than the Company) assumes all the obligations of the Company under the Certificate of Designation;

    (iii) at the time of and immediately after such Disposition, no Voting Rights Triggering Event shall have occurred and be continuing; and

    (iv) the Surviving Person shall at the time of such Disposition and after giving pro forma effect thereto, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to EBITDA Ratio test described below under "--Certain Covenants--Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock".

  Under Delaware law, holders of the New Preferred Stock will be entitled to vote as a class upon a proposed amendment to the Restated Certificate, whether or not entitled to vote thereon by the Restated Certificate, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

CHANGE OF CONTROL

  The Certificate of Designation will provide that the Company will commence an Offer to Purchase all of the outstanding shares of New Preferred Stock within fifteen (15) days after the occurrence of a Change of Control. In the event that the Company makes an Offer to Purchase the Exchange Preferred Stock, the Company intends to comply with applicable securities laws and regulations.

  The ability of American to purchase New Preferred Stock upon a Change of Control is restricted under the terms of the Credit Agreements and the Note Indentures and is prohibited during the existence of a default under any thereof. See "Risk Factors--Factors Relating to American and its Business-- Restrictions Imposed by Terms of Indebtedness", "Indebtedness of American", and Notes to Consolidated Financial Statements of American in the American 10-K.

CERTAIN COVENANTS

  Limitation on Incurrence of Indebtedness and Issuance of Preferred
Stock. The Certificate of Designation provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or directly or indirectly guarantee or in any other manner become directly or indirectly liable for ("incur") any Indebtedness (including Acquired Debt) or issue any preferred stock, except that the Company may:

    (x) issue (i) preferred stock that is not Disqualified Stock at any time (subject to the provisions described above under "--Voting Rights" in the case of an issuance of preferred stock constituting Senior

  Securities), and (ii) additional shares of New Preferred Stock as described above under "--Dividends", and

    (y) incur Indebtedness or issue Disqualified Stock (subject to such voting rights provisions described above), if the Debt to EBITDA Ratio of the Company and its Restricted Subsidiaries at the time of incurrence of such Indebtedness or issuance of such Disqualified Stock, after giving pro forma effect thereto, is 7.0:1 or less.

  The foregoing limitations shall not apply to the incurrence of any of the following:

    (i) Senior Bank Debt (including guarantees thereof by the Company's Subsidiaries) pursuant to either of the Credit Agreements (which include as a condition a maximum Total Debt to Consolidated Annual Operating Cash Flow ratio of 7.00:1 declining in stages over time; see "Indebtedness of American--Credit Agreements" for a description of the Credit Agreements);

    (ii) Existing Indebtedness;

    (iii) Indebtedness represented by (1) the Exchange Debentures, and (2) guarantees by Restricted Subsidiaries of (A) Senior Bank Debt and (B) any other Indebtedness of the Company permitted to be incurred under the Certificate of Designation;

    (iv) Refinancing Indebtedness; provided, however, that the principal amount of such Refinancing Indebtedness shall not exceed the principal amount of Indebtedness or amount of Disqualified Stock so extended, refinanced, renewed, replaced, substituted, defeased or refunded (plus the amount of expenses incurred and premiums paid in connection therewith);

    (v) intercompany Indebtedness between the Company and any of its Restricted Subsidiaries or among its Restricted Subsidiaries, or Equity Interests issued by a Restricted Subsidiary in conformity with the covenant described below under "--Limitations on Restricted Subsidiary Equity Interests";

    (vi) Hedging Obligations, including interest rate swap obligations, that are incurred in the ordinary course of business for the purpose of fixing or hedging interest rate risk with respect to any floating rate
  Indebtedness that is permitted by the terms of the Certificate of Designation to be outstanding; and

    (vii) additional Indebtedness of the Company, which may be guaranteed by any of its Restricted Subsidiaries, in an aggregate outstanding principal amount not to exceed $20,000,000 at any time.

  Limitation on Restricted Payments. The Certificate of Designation provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

    (i) declare or pay any dividend, or make any other distribution or payment, on any Junior Securities of the Company or on any Equity Interests of any Restricted Subsidiary (other than dividends or distributions payable by the Company in Junior Securities (other than Disqualified Stock) of the Company or by a Restricted Subsidiary in Equity Interests (other than Disqualified Stock) of such Restricted Subsidiary or dividends or distributions payable to the Company or any Restricted Subsidiary);

    (ii) purchase, redeem or otherwise acquire or retire for value any Junior Securities of the Company or any Equity Interests of any Restricted Subsidiary or other Affiliate of the Company (other than any Equity Interests owned by the Company or any Restricted Subsidiary); or

    (iii) make an Investment other than (a) a Permitted Investment and (b) Investments of the Company or any Restricted Subsidiary in the Company or any Restricted Subsidiary;

(any payment made for any of the foregoing purposes being herein referred to as a "Restricted Payment"),

unless:

    (I) at the time of and immediately after giving effect to the proposed Restricted Payment, no Voting Rights Triggering Event shall have occurred and be continuing or would occur as a consequence thereof,

    (II) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness under the Debt to EBITDA Ratio test described above under "--Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock", and

    (III) at the time of and immediately after giving effect to the proposed Restricted Payment (valued at its Fair Market Value, if other than cash), the aggregate amount of all Restricted Payments (excluding all payments, investments, redemptions, repurchases, retirements and other acquisitions described in clauses (2) and (3) of the following paragraph) declared or made after December 31, 1995 shall not exceed the sum of

      (A) an amount equal to the Company's EBITDA cumulated from December 31, 1995 to the end of the Company's most recently ended full fiscal quarter, taken as a single accounting period, less 1.4 times the sum of
    (i) the Company's Consolidated Interest Expense from December 31, 1995 to the end of the Company's most recently ended full fiscal quarter, taken as a single accounting period, plus (ii) all dividends or other distributions paid or made by the Company or any Restricted Subsidiary on any Disqualified Stock of the Company or any of its Subsidiaries during such period, plus

      (B) an amount equal to the aggregate sum of all net cash proceeds received after December 31, 1995 by the Company from the issuance and sale of Junior Securities (other than any Disqualified Stock and other than to Restricted Subsidiaries) to the extent that such proceeds are not used to redeem, repurchase, retire or otherwise acquire Junior Securities of the Company pursuant to clause (2) in the next paragraph, plus

      (C) the aggregate net proceeds received after December 31, 1995 by the Company and its Restricted Subsidiaries from the sale or disposition of any Investment other than a Permitted Investment.

  The foregoing provisions will not prohibit:

    (1) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would have been permitted by the provisions of the Certificate of Designation;

    (2) the redemption, repurchase, retirement or other acquisition for value of any Junior Securities of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to the Company or a Restricted Subsidiary) of Junior Securities of the Company (other than Disqualified Stock); or

    (3) Restricted Payments made or paid since December 31, 1995 in an aggregate amount not exceeding $10,000,000.

  Payments made pursuant to clause (1) above shall nevertheless be considered Restricted Payments for purposes of computing the aggregate amount of Restricted Payments under clause (III) of the preceding paragraph. For purposes of clause (B) of the preceding paragraph, the conversion or exchange of Indebtedness or Disqualified Stock of the Company into Junior Securities of the Company (other than into Equity Interests constituting Indebtedness or Disqualified Stock) shall be deemed to be the issuance and sale by the Company of such Junior Securities at the time of such conversion or exchange for net cash proceeds equal to the net cash proceeds originally received by the Company for the Indebtedness or Disqualified Stock so converted or exchanged (or received by the Company for any other Indebtedness or Disqualified Stock previously converted into or exchanged for such Indebtedness or Disqualified Stock), plus any additional net cash proceeds received by the Company upon such conversion or exchange (or such previous conversion or exchange) and less any cash paid by the Company in connection therewith.

  Limitation on Restricted Subsidiary Equity Interests. The Certificate of Designation provides that the Company will not permit any Restricted Subsidiary to issue any Equity Interests, except for (i) Equity Interests issued to and held by the Company or a Restricted Subsidiary, and (ii) Equity Interests issued by a Person prior to the time that (A) such Person becomes a Restricted Subsidiary, (B) such Person merges with or into a Restricted Subsidiary or (C) a Restricted Subsidiary merges with or into such Person; provided that such Equity Interests were not issued or incurred by such Person in anticipation of the type of transaction contemplated by subclause (A), (B) or (C).

  Provision of Financial Information. The Certificate of Designation provides that whether or not required by the rules and regulations of the Commission, so long as any shares of New Preferred Stock are outstanding, the Company will furnish to the holders of New Preferred Stock:

  (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's independent certified public accountants, and

  (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

  In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information with the Commission for public availability (unless the Commission will not accept such filing) and make such information available to investors who request it in writing.

EXCHANGE PROVISIONS

  The Company may, at its option, subject to certain conditions, on any scheduled Dividend Payment Date, exchange the New Preferred Stock, in whole but not in part, for the Exchange Debentures; provided that (i) on the date of such exchange there are no accumulated and unpaid dividends on the New Preferred Stock (including the dividend payable on such date) or other contractual impediment to such exchange; (ii) there shall be funds legally available sufficient therefor; and (iii) immediately after giving effect to such exchange, no Default or Event of Default (each as defined in the Exchange Indenture) would exist under the Exchange Indenture and no default or event of default would exist under either of the Credit Agreements, either of the Note Indentures or any other Indebtedness of the Company.

  Upon any exchange pursuant to the preceding paragraph, holders of outstanding shares of New Preferred Stock will be entitled to receive, subject to the second succeeding sentence, $1.00 principal amount of Exchange Debentures for each $1.00 liquidation preference of New Preferred Stock held by them. The Exchange Debentures will be issued in registered form, without coupons. Exchange Debentures issued in exchange for New Preferred Stock will be issued in principal amounts of $1,000 and integral multiples thereof to the extent possible, and will also be issued in principal amounts less than $1,000 so that each holder of New Preferred Stock will receive certificates representing the entire amount of Exchange Debentures to which such holder's shares of New Preferred Stock entitle such holder, provided that the Company may pay cash in lieu issuing an Exchange Debenture in a principal amount less than $1,000. The Company will send a written notice of exchange by mail to each holder of record of shares of New Preferred Stock not less than 30 days nor more than 60 days before the date fixed for such exchange. On and after the date of exchange, dividends will cease to accumulate on the outstanding shares of New Preferred Stock, and all rights of the holder of New Preferred Stock (except the right to receive the Exchange Debentures, an amount in cash, to the extent applicable, equal to the accumulated and unpaid dividends to the Exchange Date and, if the Company so elects, cash in lieu of any Exchange Debenture that is in a principal amount that is not an integral multiple of $1,000) will terminate. The person entitled to receive the Exchange Debentures issuable upon such exchange will be treated for all purposes as the registered holder of such Exchange Debentures. See "Description of the Exchange Debentures".

  The ability of American to exchange New Preferred Stock for Exchange Debentures is restricted under the terms of the Credit Agreements and the Note Indentures and is prohibited during the existence of a default under any thereof. See "Risk Factors--Factors Relating to American and its Business-- Restrictions Imposed by Terms of Indebtedness", "Indebtedness of American", and Notes to Consolidated Financial Statements of American in the American 10-
K. The ability of American to exchange New Preferred Stock for Exchange Debentures is also subject to certain conditions contained in the Exchange Indenture relating to the Exchange Debentures and to limitations imposed under the Delaware General Corporation Law and by applicable laws protecting the rights of creditors.

                    DESCRIPTION OF THE EXCHANGE DEBENTURES

  If American elects to issue Exchange Debentures in exchange for the New Preferred Stock, the Exchange Debentures will be issued under the Indenture dated as of January 30, 1997 (the "Exchange Indenture") between American and Fleet National Bank, as trustee, or any successor trustee appointed in accordance with the terms of the Exchange Indenture, as Trustee (the "Trustee") at a rate of $1.00 principal amount of Exchange Debentures for $1.00 in the liquidation preference plus, without duplication, accumulated and unpaid dividends. The following statements are subject to the detailed provisions of the Exchange Indenture and are qualified in their entirety by reference to the Exchange Indenture, a copy of the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and the summary herein of certain provisions thereof does not purport to be complete and is subject to, and is qualified in its entirety by, reference thereto. Wherever particular provisions of the Exchange Indenture are referred to, such provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference. Unless otherwise indicated, references under this caption to sections, "(S)" or articles are references to the Exchange Indenture.

GENERAL

  The Exchange Debentures will represent unsecured general obligations of American subordinate in right of payment to all Senior Debt (as defined) of American as described under "--Subordination of Exchange Debentures" below. The Exchange Debentures will be limited to the liquidation preference of the New Preferred Stock, plus, without duplication, accumulated and unpaid dividends (plus any additional Exchange Debentures issued in lieu of cash interest as described herein), will be issued in fully registered form only in denominations of $1,000 or any multiple thereof (other than as described in "Description of the New Preferred Stock--Exchange Provisions" or with respect to additional Exchange Debentures issued in lieu of cash interest as described herein) and will mature on January 15, 2009, unless earlier redeemed at the option of American. The Exchange Debentures will initially be issued on the Exchange Date.

  Exchange Debentures will bear interest at the annual rate of 11 3/8% payable in cash (or, on or prior to January 15, 2002, in additional Exchange Debentures, at the option of the Company) from the Exchange Date or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on January 15 and July 15 of each year, commencing on the first payment date following the Exchange Date to the person in whose name the Exchange Debenture (or any predecessor Exchange Debenture) is registered at the close of business on the preceding January 1 or July 1, as the case may be. The Exchange Debentures will bear interest on overdue principal and premium, if any, and, to the extent permitted by law, overdue interest at the rate per annum set forth in the first sentence of this paragraph plus 2%. Interest on the Exchange Debentures will be computed on the basis of a 360-day year of twelve 30-day months. ((S)(S) 301, 307 and 310)

  Principal of, and premium, if any, and interest on the Exchange Debentures will be payable, and the Exchange Debentures may be presented for registration of transfer and exchange, at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, provided that at the option of the Company, payment of interest on the Exchange Debentures may be made by check mailed to the address of the Person entitled thereto as it appears in the Securities Register or, at the timely election of a registered owner of greater than $1,000,000 principal amount of the Exchange Debentures, by wire transfer. Until otherwise designated by the Company, such office or agency will be the corporate trust office of the Trustee, which will act as Paying Agent and Registrar. ((S)(S) 301, 305 and 1002)

  The Exchange Debentures will, except as otherwise noted above, be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. ((S) 302) No service change will be made for any registration of transfer or exchange of Exchange Debentures, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. ((S) 305)

OPTIONAL REDEMPTION

  The Exchange Debentures will be subject to redemption, at the option of the Company, in whole or in part, at any time on or after January 15, 2002 and prior to maturity, upon not less than 30 nor more than 60 days notice mailed to each Holder of Exchange Debentures to be redeemed at such Holder's address appearing in the Security Register, in amounts of $1,000 or an integral multiple of $1,000, at the following Redemption Prices (expressed as percentages of principal amounts) plus accrued and unpaid interest, if any, to but excluding the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), if redeemed during the 12-month period beginning January 15 of the years indicated:

     YEAR                                                       REDEMPTION PRICE
     ----                                                       ----------------
     2002......................................................     105.688%
     2003......................................................     104.550
     2004......................................................     103.413
     2005......................................................     102.275
     2006......................................................     101.138
     2007 and thereafter.......................................     100.000

  Notwithstanding the foregoing, at any time prior to January 15, 2000, the Company may redeem up to 35% of the outstanding Exchange Debentures from the net proceeds of a Public or Rule 144A Equity Offering, in cash, within 60 days of any such sale upon not less than 30 nor more than 60 days' notice mailed to each Holder of Exchange Debentures to be redeemed at such Holder's address appearing in the Security Register, in amounts of $1,000, or any integral multiple of $1,000, at a Redemption Price equal to 111.375% of the principal amount thereof plus, in each case, accrued and unpaid interest, if any, to the Redemption Date; provided, however, that after any such redemption, the aggregate principal amount of the Exchange Debentures outstanding must equal at least $130.0 million. ((S) 1101). If less than all the Exchange Debentures are to be redeemed, the Trustee shall select, in such manner as it shall deem fair and appropriate, the particular Exchange Debentures to be redeemed or any portion thereof that is an integral multiple of $1,000. ((S) 1104).

  The Exchange Debentures will not have the benefit of any sinking fund.

  The ability of American to redeem Exchange Debentures is restricted under the terms of the Credit Agreements and the Note Indentures and is prohibited during the existence of any default pursuant under any thereof. See "Risk Factors--Factors Relating to American and its Business--Restrictions Imposed by Terms of Indebtedness", and Notes to Consolidated Financial Statements of American in the American 10-K.

SUBORDINATION OF EXCHANGE DEBENTURES

  The Exchange Debentures will, to the extent set forth in the Exchange Indenture, be subordinate in right of payment to the prior payment in full in cash or Cash Equivalents of all Senior Debt. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of Senior Debt will first be entitled to receive any payment in respect of the principal of (and premium, if any) or interest on the Exchange Debentures. In the event that notwithstanding the foregoing, the Trustee or the Holder of any Exchange Debenture receives any payment or distribution of assets of the Company of any kind or character, before all the Senior Debt is paid in full in cash or Cash Equivalents, then such payment or distribution will be required to be paid over or delivered forthwith to the trustee in bankruptcy or other person making payment or distribution of assets of the Company for application to the payment of all Senior Debt remaining unpaid, to the extent necessary to pay the Senior Debt in full in cash or Cash Equivalents. ((S) 1202).

  In the event that any of the Exchange Debentures are declared due and payable prior to their stated maturity, the Holders of Senior Debt shall be entitled to receive payment in full in cash or Cash Equivalents of all Senior

Debt before the Holders of the Exchange Debentures shall be entitled to receive any payment on account of the principal of (or premium, if any) or interest on the Exchange Debentures or on account of the purchase or redemption or other acquisition of the Exchange Debentures.

  The Company may not make any payments on account of the Exchange Debentures or on account of the purchase, redemption or other acquisition of Exchange Debentures following the maturity (on the due date, upon acceleration or otherwise) of any Senior Debt until such Senior Debt is paid in full in cash or Cash Equivalents. The Company also may not make any payments on the account of the Exchange Debentures or on account of the purchase or redemption or other acquisition of Exchange Debentures if there shall have occurred and be continuing a default in the payment of Senior Debt (a "Payment Default"). In addition, if any default (other than a Payment Default) with respect to any Designated Senior Debt permitting the holders thereof (or a trustee on behalf thereof) to accelerate the maturity thereof (a "Monetary Default") has occurred and is continuing and the Company and the Trustee have received written notice thereof from the representatives of holders of such Designated Senior Debt, then the Company may not make any payments (other than the payments previously made pursuant to the provisions described under "-- Defeasance") on account of the Exchange Debentures or on account of the purchase or redemption or other acquisition of Exchange Debentures for a period (a "blockage period") commencing on the date the Company and the Trustee receive such written notice and ending on the earlier of (x) 179 days after such date and (y) the date, if any, on which the Designated Senior Debt to which such default relates is discharged or such default is waived or otherwise cured. In any event, not more than one blockage period may be commenced during any period of 360 consecutive days when no blockage period is in effect. No Nonmonetary Default that existed or was continuing on the date of the commencement of any blockage period with respect to the Designated Senior Debt initiating such blockage period will be, or can be, made the basis for the commencement of a subsequent blockage period, unless such default has been cured or waived for a period of not less than 180 consecutive days. In the event that, notwithstanding the foregoing, the Company makes any payment to the Trustee or the Holder of any Exchange Debenture prohibited by these subordination provisions, then such payment will be required to be paid over and delivered forthwith to the holders of the Senior Debt remaining unpaid, to the extent necessary to pay in full all the Senior Debt. ((S)1203)

  By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Debt may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the Holders of the Exchange Debentures.

  The subordination provisions described above will cease to be applicable to the Exchange Debentures upon any defeasance or covenant defeasance of the Exchange Debentures as described under "--Defeasance". (Article Thirteen)

  The Company expects to incur Indebtedness under the Credit Agreements which will constitute Senior Bank Debt and the Company may from time to time incur additional Indebtedness constituting Senior Debt. The Exchange Indenture does not prohibit or limit the incurrence of additional Senior Debt, provided that the incurrence of such Senior Debt is otherwise permitted thereunder including under the limitations described under "--Certain Covenants--Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock" below.

  The Exchange Debentures will be subordinate to the American Notes, the American-EZ Notes and the Credit Agreements and, unless otherwise designated by the Company prior to the issuance thereof, the Convertible Exchange Debentures. At December 31, 1996, Senior Debt of American on a historical and pro forma basis equaled the corresponding amounts of total long-term debt set forth in the table under "Capitalization".

CERTAIN COVENANTS

  The Exchange Indenture contains, among others, the following covenants.

  Limitation on Certain Asset Sales. The Exchange Indenture provides that neither the Company nor any of its Restricted Subsidiaries will:

    (i) sell, lease, convey or otherwise dispose of any assets (including by way of a sale-and-leaseback) other than in the ordinary course of business, or

    (ii) issue or sell Equity Interests of any of its Restricted
  Subsidiaries,

in each case, whether in a single transaction or a series of related transactions, to any Person (other than an issuance, sale, lease, conveyance or disposal by a Restricted Subsidiary to the Company or one of its Restricted Subsidiaries or an Asset Swap permitted by the covenant described below under "--Limitation on Asset Swaps"), for Net Proceeds in excess of $1,000,000 (each of the foregoing, an "Asset Sale"), unless:

    (x) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests sold or otherwise disposed of;

    (y) at least 80% of such consideration is in the form of cash, provided, however, that the following will be deemed to be cash for purposes of this covenant:

      (A) the amount of any Senior Debt that is assumed by the transferee of any such assets, and

      (B) any notes or other obligations received by the Company or any such Restricted Subsidiary from a transferee that are immediately converted by the Company or such Restricted Subsidiary into cash, and

    (z) if such Asset Sale includes Equity Interests of any Restricted Subsidiary, 100% of the Equity Interests of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary is sold or otherwise disposed of in such Asset Sale.

  Following any Asset Sale, the Company may elect to apply the Net Proceeds from such Asset Sale, within 360 days of the Asset Sale, (a) to reduce permanently Senior Bank Debt (or in the event that Senior Bank Debt is extended under a revolving credit or similar facility, to reduce permanently the aggregate commitments thereunder and to make any principal payments on the Senior Bank Debt required or permitted thereby) as then in effect or (b) to acquire Broadcast Assets. Pending the final application of any such Net Proceeds, the Company may reduce temporarily Senior Bank Debt or temporarily invest such Net Proceeds in any manner permitted by the Exchange Indenture. Any Net Proceeds from an Asset Sale not applied to the payment of or reduction of commitments under the Senior Bank Debt or to the acquisition of Broadcast Assets or invested as provided in the first sentence of this paragraph, upon expiration of such 360-day period or such earlier date as the Company decides not to so apply or invest such Net Proceeds, will be deemed to constitute "Excess Proceeds". Whenever Excess Proceeds minus the aggregate purchase price of the Exchange Debentures which have been the subject of any previous Offer to Purchase ("Net Excess Proceeds") exceeds $5,000,000, the Company will commence an Offer to Purchase within thirty (30) days after the date on which the Net Excess Proceeds exceeded $5,000,000. Such Offer to Purchase shall be for a principal amount of Outstanding Exchange Debentures having an aggregate purchase price equal to Net Excess Proceeds. (Section 1008)

  Limitation on Asset Swaps. The Exchange Indenture provides that neither the Company nor any Restricted Subsidiary will engage in any Asset Swaps, unless:

    (i) at the time of entering into the agreement to swap assets and immediately after giving effect to the proposed Asset Swap, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

    (ii) the Company would, at the time of entering into the agreement to swap assets and after giving pro forma effect to the proposed Asset Swap, as if such Asset Swap had occurred at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness under the Debt to EBITDA Ratio test described below under "-- Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock";

    (iii) the respective Fair Market Values of the assets being purchased and sold by the Company or any of its Restricted Subsidiaries are substantially the same at the time of entering into the agreement to swap assets; and

    (iv) at the time of the consummation of the proposed Asset Swap, the percentage of any decline in the Fair Market Value of the asset or assets being acquired by the Company and its Restricted Subsidiaries shall not be significantly greater than the percentage of any decline in the Fair Market Value of the assets being disposed of by the Company, calculated from the time the agreement to swap assets was entered into. (Section 1009)

  Limitation on Restricted Payments. The Exchange Indenture provides that neither the Company nor any Restricted Subsidiary will, directly or indirectly:

    (i) declare or pay any dividend, or make any other distribution or payment, on any Equity Interests of the Company or any of its Restricted Subsidiaries (other than dividends or distributions payable in Equity Interests (other than Indebtedness or Disqualified Stock) of the Company or such Restricted Subsidiary or dividends or distributions payable to the Company or any Restricted Subsidiary);

    (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Restricted Subsidiary or other Affiliate of the Company (other than any Equity Interests owned by the Company or any Restricted Subsidiary);

    (iii) purchase, redeem, defease, or otherwise acquire or retire for value any Indebtedness that is subordinated in right of payment to, or pari passu with, the Exchange Debentures (other than with the proceeds of Refinancing Indebtedness permitted under clause (d) of the last paragraph under "-- Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock" below); or

    (iv) make an Investment other than (a) a Permitted Investment or (b) Investments of the Company or any Restricted Subsidiary in the Company or any Restricted Subsidiary;

(any payment made for any of the foregoing purposes being herein referred to as a "Restricted Payment"),

unless:

    (I) at the time of and immediately after giving effect to the proposed Restricted Payment, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof,

    (II) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness under the Debt to EBITDA Ratio test described below under "--Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock", and

    (III) at the time of and immediately after giving effect to the proposed Restricted Payment (valued at its Fair Market Value, if other than cash), the aggregate amount of all Restricted Payments (excluding all payments, investments, redemptions, repurchases, retirements and other acquisitions described in clauses (2), (3) and (4) of the following paragraph) declared or made after December 31, 1995 shall not exceed the sum of

      (A) an amount equal to the Company's EBITDA cumulated from December 31, 1995 to the end of the Company's most recently ended full fiscal quarter, taken as a single accounting period, less 1.4 times the sum of
    (i) the Company's Consolidated Interest Expense from December 31, 1995 to the end of the Company's most recently ended full fiscal quarter, taken as a single accounting period, plus (ii) all dividends or other distributions paid or made by the Company or any Restricted Subsidiary on any Disqualified Stock of the Company or any of its Subsidiaries during such period, plus

      (B) an amount equal to the aggregate sum of all net cash proceeds received after December 31, 1995 by the Company from the issuance and sale of Equity Interests (other than any Indebtedness or Disqualified Stock and other than to Restricted Subsidiaries) to the extent that such proceeds are not used to redeem, repurchase, retire or otherwise acquire Equity Interests of the Company pursuant to clause (2) in the next paragraph, plus

      (C) the aggregate net proceeds received after December 31, 1995 by the Company and its Restricted Subsidiaries from the sale or disposition of any Investment other than a Permitted Investment.

  The foregoing provisions will not prohibit:

      (1) the payment of any dividend within sixty (60) days after the date of declaration thereof, if at such date of declaration such payment would have complied with the provisions of the Exchange Indenture;

      (2) the redemption, repurchase, retirement or other acquisition for value of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to the Company or a Restricted Subsidiary) of Equity Interests of the Company (other than any Indebtedness or Disqualified Stock);

      (3) Payments of Senior Debt or pursuant to any guarantee by any Restricted Subsidiary of Senior Debt; or

      (4) Restricted Payments made or paid since December 31, 1995 in an aggregate amount not exceeding $10,000,000.

Payments made pursuant to clause (1) above shall nevertheless be considered Restricted Payments for purposes of computing the aggregate amount of Restricted Payments under clause (III) of the preceding paragraph. For purposes of clause (B) of the preceding paragraph, the conversion or exchange of Indebtedness or Disqualified Stock of the Company into Equity Interests of the Company (other than into Equity Interests constituting Indebtedness or Disqualified Stock) shall be deemed to be the issuance and sale by the Company of such Equity Interests at the time of such conversion or exchange for net cash proceeds equal to the net cash proceeds originally received by the Company for the Indebtedness or Disqualified Stock so converted or exchanged (or received by the Company for any other Indebtedness or Disqualified Stock previously converted into or exchanged for such Indebtedness or Disqualified Stock), plus any additional net cash proceeds received by the Company upon such conversion or exchange (or such previous conversion or exchange) and less any cash paid by the Company in connection therewith. (Section 1010)

  Limitation on Incurrence of Indebtedness and Issuance of Preferred
Stock. The Exchange Indenture provides that neither the Company nor any Restricted Subsidiary will create, incur, assume or directly or indirectly guarantee or in any other manner become directly or indirectly liable for ("incur") any Indebtedness (including Acquired Debt) or issue any preferred stock, except that the Company may:

    (i) issue preferred stock that is not Disqualified Stock at any time, and

    (ii) incur Indebtedness or issue Disqualified Stock, if the Debt to EBITDA Ratio of the Company and its Restricted Subsidiaries at the time of incurrence of such Indebtedness or issuance of such Disqualified Stock, after giving pro forma effect thereto, is 7.0:1 or less; provided, however, that any such Indebtedness (other than Senior Debt) incurred by the Company shall, at the time of incurrence, have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Exchange Debentures.

  The foregoing limitations shall not apply to the incurrence of any of the following:

    (a) Senior Bank Debt (including guarantees thereof by the Company's Subsidiaries) pursuant to either of the Credit Agreements (which include as a condition a maximum Total Debt to Consolidated Annual Operating Cash Flow ratio 7.00:1 declining in stages over time; see "Indebtedness of American-- Credit Agreements" for a description of the Credit Agreements);

    (b) Existing Indebtedness;

    (c) Indebtedness represented by (1) the Exchange Debentures and (2) guarantees by Restricted Subsidiaries of (x) Senior Bank Debt and (y) any other Senior Debt permitted to be incurred by the Company under the terms of the Exchange Indenture;

    (d) Refinancing Indebtedness, provided, however, that

      (1) the principal amount of such Refinancing Indebtedness shall not exceed the principal amount of Indebtedness or amount of Disqualified Stock so extended, refinanced, renewed, replaced, substituted, defeased or refunded (plus the amount of expenses incurred and premiums paid in connection therewith),

      (2) with respect to Refinancing Indebtedness of any Indebtedness other than Senior Debt or Disqualified Stock, the Refinancing Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, substituted, defeased or refunded, and

      (3) with respect to Refinancing Indebtedness of Indebtedness other than Senior Debt or any Disqualified Stock incurred by the Company, such Refinancing Indebtedness shall rank no more senior, and shall be at least as subordinated, in right of payment to the Exchange Debentures as the Indebtedness being extended, refinanced, replaced, renewed, substituted, defeased or refunded;

    (e) intercompany Indebtedness between the Company and any of its Restricted Subsidiaries or among its Restricted Subsidiaries, or Equity Interests issued by a Restricted Subsidiary in conformity with the covenant described below under "--Limitation on Restricted Subsidiary Equity Interests";

    (f) Hedging Obligations, including interest rate swap obligations, that are incurred in the ordinary course of business for the purpose of fixing or hedging interest rate risk with respect to any floating rate
  Indebtedness that is permitted by the terms of this Indenture to be outstanding; and

    (g) additional Indebtedness of the Company, which may be guaranteed by any of its Restricted Subsidiaries, in an aggregate outstanding principal amount not to exceed $20,000,000 at any time. (Section 1011)

  Limitation on Liens. The Exchange Indenture provides that neither the Company nor any Restricted Subsidiary will, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom to secure any Indebtedness. (Section 1012)

  Limitation on Restricted Subsidiary Equity Interests. The Exchange Indenture provides that the Company will not permit any Restricted Subsidiary to issue any Equity Interests, except for (i) Equity Interests issued to and held by the Company or a Restricted Subsidiary, and (ii) Equity Interests issued by a Person prior to the time that (A) such Person becomes a Restricted Subsidiary,
(B) such Person merges with or into a Restricted Subsidiary or (C) a Restricted Subsidiary merges with or into such Person; provided that such Equity Interests were not issued or incurred by such Person in anticipation of the type of transaction contemplated by subclause (A), (B) or (C). (Section
1013)

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Exchange Indenture provides that neither the Company nor any Restricted Subsidiary will, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

    (i) (a) pay dividends or make any other distributions to the Company or any other Restricted Subsidiary (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Indebtedness owed to the Company or any other Restricted Subsidiary,

    (ii) make loans or advances to the Company or any other Restricted Subsidiary, or

    (iii) transfer any of its properties or assets to the Company or any other Restricted Subsidiary,

except for such encumbrances or restrictions existing under or by reason of:

    (t) any Existing Indebtedness;

    (u) the Credit Agreements as in effect on the Issue Date, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided, however, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive in the aggregate with respect to such dividend and other payment restrictions than those contained in the Credit Agreements (or, if more restrictive, the Exchange Indenture) immediately prior to any such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing;

    (v) applicable law;

    (w) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), provided, however, that (1) such restriction is not applicable to any other Person (other than any Subsidiary of such Person) or the properties or assets of any other Person (other than any Subsidiary of such Person), and
  (2) the consolidated net income (loss) of such acquired Person (or any such Subsidiary) for any period prior to such acquisition shall not be taken into account in determining whether such acquisition was permitted by the terms of the Exchange Indenture;

    (x) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

    (y) Purchase Money Indebtedness for property acquired in the ordinary course of business that only impose restrictions on the property so acquired; or

    (z) Refinancing Indebtedness permitted under the Exchange Indenture, provided, however, that the restrictions contained in the agreements governing such Refinancing Indebtedness are no more restrictive in the aggregate than those contained in the agreements governing the Indebtedness being refinanced immediately prior to such refinancing. (Section 1014)

  Transactions with Affiliates. The Exchange Indenture provides that neither the Company nor any Restricted Subsidiary will, directly or indirectly, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company or any Restricted Subsidiary (each of the foregoing, an "Affiliate Transaction"), unless:

    (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with a non-Affiliated Person;

    (ii) such Affiliate Transaction is approved by a majority of disinterested members of the Company's Board of Directors; and

    (iii) the Company delivers to the Trustee--

      (a) with respect to any Affiliate Transaction involving aggregate payments in excess of $1,000,000, an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and such Affiliate Transaction has been approved by a majority of the disinterested members of the Company's Board of Directors; and

      (b) with respect to any Affiliate Transaction (or series of related transactions) with an aggregate value in excess of $5,000,000 an opinion from a nationally recognized investment bank to the effect that the transaction is fair to the Company or the Restricted Subsidiary, as the case may be, from a financial point of view;

provided, however, that none of the following shall constitute an Affiliate
Transaction:

    (x) employment arrangements (including customary benefits thereunder) entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary,


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

    (y) transactions solely between or among the Company and its Restricted Subsidiaries or solely between or among Restricted Subsidiaries, and

    (z) transactions permitted by the provisions of the restrictions described under "--Limitation on Restricted Payments". (Section 1015)

  Provision of Financial Information. The Exchange Indenture provides that whether or not required by the rules and regulations of the Commission, so long as any Exchange Debentures are outstanding, the Company will furnish to the Trustee and to the Holders of Exchange Debentures:

    (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's independent certified public accountants, and

    (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information with the Commission for public availability (unless the Commission will not accept such filing) and make such information available to investors who request it in writing. (Section 1016)

  Change of Control. The Exchange Indenture provides that the Company will commence an Offer to Purchase all of the Outstanding Exchange Debentures within fifteen (15) days after the occurrence of a Change of Control. (Section
1017) In the event that the Company makes an Offer to Purchase the Exchange Debentures, the Company intends to comply with applicable securities laws and regulations.

  The ability of American to purchase Exchange Debentures upon a Change of Control is restricted under the terms of the Credit Agreements and the Note Indenture and is prohibited during the existence of a default under any thereof. See "Risk Factors--Factors Relating to American and its Business-- Restrictions Imposed by Terms of Indebtedness", "Indebtedness of American", and the Notes to Consolidated Financial Statements of American in the American 10-K.

LIMITATION ON MERGER, CONSOLIDATION AND SALE OF ASSETS

  The Exchange Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the Surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person, unless:

    (i) the Surviving Person is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

    (ii) the Surviving Person (if other than the Company) assumes all the obligations of the Company under the Exchange Debentures and the Exchange Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

    (iii) at the time of and immediately after such Disposition, no Default or Event of Default shall have occurred and be continuing; and

    (iv) the Surviving Person shall at the time of such Disposition and after giving pro forma effect thereto, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to EBITDA Ratio test described above under "--Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock". (Article Eight)

EVENTS OF DEFAULT AND REMEDIES

  The following will be Events of Default under the Exchange Indenture; (a) failure to pay (whether or not prohibited by the subordination provisions of the Indenture) principal of (or premium, if any, on) any Exchange

Debenture when due; (b) failure to pay (whether or not prohibited by the subordination provisions of the Exchange Indenture) any interest on any Exchange Debenture when due, continued for 30 days; (c) default in the payment (whether or not prohibited by the subordination provisions of the Exchange Indenture) of principal and interest on Exchange Debentures required to be purchased pursuant to an Offer to Purchase as described above under "--Certain Covenants--Change of Control" and "--Limitation on Certain Asset Sales" when due and payable; (d) failure to perform or comply with the provisions described above under "--Limitation on Merger, Consolidation and Sale of Assets"; (e) failure to perform any other covenant or agreement of the Company under the Exchange Indenture or the Exchange Debentures continued for 60 days after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of Exchange Debentures then outstanding; (f) default under the terms of any instrument evidencing or securing Indebtedness for money borrowed by the Company or any Restricted Subsidiary having an outstanding principal amount of $5,000,000 individually or in the aggregate which default results in the acceleration of the payment of such Indebtedness or constitutes the failure to pay such Indebtedness when due at final maturity and such failure to pay such Indebtedness (whether at maturity or upon becoming due or being declared due and payable) shall have continued for 30 days; (g) the rendering of a final judgement or judgments (not subject to appeal) against the Company or any Restricted Subsidiary in an amount in excess of $5,000,000 which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired; and (h) certain events of bankruptcy, insolvency or reorganization affecting the company or any Restricted Subsidiary. ((S) 501) Subject to the provisions of the Exchange Indenture relating to the duties of the Trustee in case an Event of Default (as defined) shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Exchange Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. ((S) 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Exchange Debentures then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. ((S) 512)

  If an Event of Default (other than an Event of Default described in Clause
(h) above) shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Exchange Debentures outstanding may accelerate the maturity of all Exchange Debentures; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Exchange Debentures then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Exchange Indenture. If an Event of Default specified in Clause (h) above occurs, the Exchange Debentures then outstanding will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. ((S) 502) For information as to waiver of defaults, see "--Modifications and Waiver" below.

  No holder of any Exchange Debenture will have any right to institute any proceeding with respect to the Exchange Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Exchange Debentures then outstanding shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Exchange Debentures then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. ((S) 507) However, such limitations do not apply to a suit instituted by a Holder of an Exchange Debenture for enforcement of payment of the principal of and premium, if any, or interest on such Exchange Debenture on or after the respective due dates stated in such Exchange Debenture. ((S) 508)

  The Company will be required to furnish to the Trustee quarterly a statement as to the performance by the Company of certain of its obligations under the Exchange Indenture and as to any default in such performance. ((S) 1018)


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

GOVERNING LAW

  The Exchange Indenture and the Exchange Debentures will be governed by the laws of the State of New York.

DEFEASANCE

  The Exchange Indenture will provide that, at the option of the Company, (A) if applicable, the Company will be discharged from any and all obligations in respect of the Exchange Debentures then outstanding (including the provisions described above under "--Subordination of Exchange Debentures") or (B) if applicable, the Company may omit to comply with certain restrictive covenants and the provisions described above under "--Subordination of Exchange Debentures", and that such omission shall not be deemed to be an Event of Default under the Exchange Indenture and the Exchange Debenture, in the case of either clause (A) or (B) upon irrevocable deposit with the Trustee, in trust, of money or U.S. Government Obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the Exchange Debentures then outstanding. With respect to clause (B), the obligations under the Exchange Indenture other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above shall remain in full force and effect. Such trust may only be established if, among other things (i) with respect to clause (A), the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the Opinion of Counsel provides that Holders of the Exchange Debentures will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (B), the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Exchange Debentures will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (ii) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing; (iii) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the Trust so created to be subject to the Investment Company Act of 1940; and (iv) certain other customary conditions precedent are satisfied. (Article Thirteen)

MODIFICATION AND WAIVER

  Modifications and amendments of the Exchange Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Exchange Debentures then outstanding; provided, however, that no such modification or amendment may, without the consent of the Holder of each Exchange Debenture then outstanding affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Exchange Debenture, (b) reduce the principal amount of (or the premium), or interest on, any Exchange Debenture; (c) change the place or currency of payment of principal of (or premium), or interest on any Exchange Debenture, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Exchange Debenture, (e) reduce the above-stated percentage of Exchange Debentures then outstanding necessary to modify or amend the Exchange Indenture, (f) reduce the percentage of aggregate principal amount of Exchange Debentures then outstanding necessary for waiver of compliance with certain provisions of the Exchange Indenture or for waiver of certain defaults, (g) modify any provisions of the Exchange Indenture relating to the modification and amendment of the Exchange Indenture or the waiver of past defaults or covenants, except as otherwise specified, (h) modify any of the provisions of the Exchange Indenture relating to the subordination of the Exchange Debentures in a manner materially adverse to the Holders, (i) modify any provisions of the Exchange Indenture relating to the guarantee by the Company of the Indebtedness of any Unrestricted Subsidiaries or (j) following the mailing of any Offer to Purchase, modify any Offer to Purchase for the Exchange Debentures required under covenants described above under "--Certain Covenants--

Limitation on Certain Asset Sales" and "--Change of Control" in a manner materially adverse to the Holders thereof. ((S)902)

  The Holders of a majority in aggregate principal amount of the Outstanding Exchange Debentures, on behalf of all Holders of Exchange Debentures, may waive compliance by the Company with certain restrictive provisions of the Exchange Indenture. ((S) 1019) Subject to certain rights of the Trustee, as provided in the Exchange Indenture, the Holders of a majority in aggregate principal amount of the Exchange Debentures then outstanding, on behalf of all Holders of Exchange Debentures, may waive any past default arising from failure to purchase any Exchange Debentures tendered pursuant to an Offer to Purchase. ((S) 513)

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the Certificate of Designation and/or the Exchange Indenture. Reference is made to the Certificate of Designation and/or the Exchange Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

  "Acquired Debt" means, with respect to any specified Person, Indebtedness of any other Person existing at the time such other Person merges with or into, or becomes a Subsidiary of, such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person.

  "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control of" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with") any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

  "Asset Swap" means the execution of a definitive agreement, subject only to FCC approval, expiration or earlier termination of the HSR Act waiting period to the extent applicable and other customary closing conditions, that the Company in good faith believes will be satisfied, for a substantially concurrent purchase and sale, or exchange, of Broadcast Assets between the Company or any of its Restricted Subsidiaries and another Person or group of Affiliated Persons; provided that any amendment to or waiver of any closing condition which individually or in the aggregate is material to the Asset Swap shall be deemed to be a new Asset Swap.

  "Broadcast Assets" means assets used or useful in the ownership or operation of an AM or FM radio station.

  "Broadcast License" means an authorization issued by the FCC for the operation of an AM or FM radio station.

  "Capital Lease Obligation" means, at any time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on the balance sheet in accordance with GAAP.

  "Capital Stock" means (i) in the case of a corporation, capital stock, (ii) in the case of any association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) or capital stock and (iii) in the case of a partnership, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

  "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of less

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

than one year from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of less than one year from the date of acquisition, bankers' acceptances with maturities of less than one year and overnight bank deposits, in each case with any lender party to either of the Credit Agreements or with any domestic commercial bank having capital and surplus in excess of $500,000,000 and a Keefe Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above and (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., and in each case maturing within nine months after the date of acquisition.

  "Change of Control" means the occurrence of any of the following:

    (i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the Company's assets to any Person or group (as such term is used in Section 13(d)(3) of the Exchange
  Act) (other than the Principal Shareholders or their Related Parties),

    (ii) the adoption of a plan relating to the liquidation or dissolution of the Company,

    (iii) the acquisition, directly or indirectly, by any Person or group (as such term is used in Section 13(d)(3) of the Exchange Act) (other than one or more of the Principal Shareholders and their Related Parties) of 40% or more of the voting power of the voting stock of the Company by way of merger or consolidation or otherwise, provided that such acquisition will not constitute a "Change of Control" unless or until such Person or group owns, directly or indirectly, more of the voting power of the voting stock of the Company than the Principal Shareholders and their Related Parties, or

    (iv) the Continuing Directors cease for any reason to constitute a majority of the directors of the Company then in office.

  For purposes of this definition, any transfer of an Equity Interest of an entity that was formed for the purpose of acquiring voting stock of the Company shall be deemed to be a transfer of such portion of such voting stock as corresponds to the portion of the equity of such entity that has been so transferred.

  "Consolidated Interest Expense" means, without duplication, with respect to any period, the sum of (i) the interest expense and all capitalized interest of the Company and its Restricted Subsidiaries for such period, on a consolidated basis, including, without limitation, (a) amortization of debt discount, (b) the net cost under interest rate contracts (including amortization of debt discount), (c) the interest portion of any deferred payment obligation and (d) accrued interest, plus (ii) the interest component of any Capital Lease Obligation paid or accrued or scheduled to be paid or accrued by the Company during such period, determined on a consolidated basis in accordance with GAAP.

  "Continuing Director" means any member of the Board of Directors of the Company who (i) is a member of that Board of Directors on the Issue Date or
(ii) was nominated for election by either (a) one or more of the Principal Shareholders (or a Related Party thereof) or (b) the Board of Directors a majority of whom were directors at the Issue Date or whose election or nomination for election was previously approved by one or more of the Principal Shareholders or such directors.

  "Convertible Exchange Debentures" means any debentures issued pursuant to the Indenture, dated as of June 25, 1996, between the Company and Bank of Montreal Trust Company, as Trustee.

  "Credit Agreements" means both the $550,000,000 Credit Agreement and the $350,000,000 Credit Agreement, each dated as of January 24, 1997, among the Company, The Bank of New York, as collateral agent and administrative agent, the co-syndication agents, the managing agents, the agent and the co-agents named therein and the lenders parties thereto, including in each case (i) any related notes, guarantees (including guarantees by the Company's Subsidiaries), collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time, and (ii) any notes, guarantees (including guarantees by the Company's Subsidiaries), collateral documents, instruments and agreements executed in connection with any such amendment, modification, renewal, refunding, replacement or refinancing.

  "Debt to EBITDA Ratio" means, with respect to any date, the ratio of (a) the aggregate principal amount of all outstanding Indebtedness (excluding Hedging Obligations, including interest rate swap obligations, that are incurred in the ordinary course of business for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Exchange Indenture or the Certificate of Designation, as the case may be, to be outstanding) of the Company and its Restricted Subsidiaries as of such date on a consolidated basis, plus the aggregate liquidation preference or redemption amount of all outstanding Disqualified Stock of the Company and its Restricted Subsidiaries as of such date (excluding any such Disqualified Stock held by the Company or a Wholly Owned Restricted Subsidiary), to (b) EBITDA of the Company and its Restricted Subsidiaries on a consolidated basis for the four most recent full fiscal quarters ending immediately prior to such date, determined on a pro forma basis after giving effect to each acquisition or disposition of assets made by the Company and its Restricted Subsidiaries from the beginning of such four-quarter period through such date as if such acquisition or disposition had occurred at the beginning of such four-quarter period.

  "Default" means any event that is, or after the giving of notice or passage of time or both would be, an Event of Default.

  "Designated Senior Debt" means (i) the Senior Bank Debt, and (ii) any other Senior Debt of the Company permitted under the Exchange Indenture, the principal amount of which is $25,000,000 or more at the time of designation by the Company in a written instrument delivered to the Trustee.

  "Disposition" means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease conveyance or other disposition of all or substantially all of such Person's assets.

  "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than upon a Change of Control of the Company in circumstances where the holders of the New Preferred Stock or Exchange Debentures, as the case may be, would have similar rights), in whole or in part on or prior to one year after (i) January 15, 2009, in the case of the New Preferred Stock or (ii) the Stated Maturity of the Exchange Debentures, in the case of the Exchange Debentures. The amount of Disqualified Stock shall be the greater of the liquidation preference or mandatory or optional redemption price thereof.

  "EBITDA" of a specified person means, for any period, the consolidated net income of such specified Person and its Restricted Subsidiaries for such period:

    (i) plus (without duplication and to the extent involved in computing such consolidated net income) (a) interest expense, (b) provision for income taxes, (c) depreciation and amortization and other non-cash charges (including amortization of goodwill and other intangibles and barter expenses), (d) EBITDA of Sponsored Investees (where such Person is the Company), and (e) LMA expenses; and

    (ii) minus (without duplication and to the extent involved in computing such consolidated net income) (a) any gains (or plus losses), together with any related provision for taxes on such gains or losses, realized in connection with any sale of assets (including, without limitation, dispositions pursuant to sale and leaseback transactions), (b) any non-cash or extraordinary gains (or plus losses), together with any related provision for taxes on such extraordinary gains or losses, (c) the amount of any cash payments related to non-cash charges that were added back in determining EBITDA in any prior period, (d) barter revenues, and (e) interest attributable to Indebtedness of Sponsored Investees (where such Person is the Company) that is owed to the Company or a Restricted Subsidiary, together with any taxes attributable thereto;

provided, however, that:

    (i) the net income of any other Person (other than a Sponsored Investee) that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to such specified Person whose EBITDA is being determined or a Wholly Owned Restricted Subsidiary thereof;

    (ii) the net income of any other Person that is a Restricted Subsidiary (other than a Wholly Owned Restricted Subsidiary) or is an Unrestricted Subsidiary shall be included only to the extent of the amount of dividends or distributions paid in cash to such specified Person whose EBITDA is being determined or a Wholly Owned Restricted Subsidiary thereof;

    (iii) the net income (loss) of any other Person acquired after the Issue Date in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded (to the extent otherwise included); and

    (iv) gains or losses from sales of assets other than sales of assets acquired and held for resale in the ordinary course of business shall be excluded (to the extent otherwise included).

  All of the foregoing will be determined in accordance with GAAP.

  "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (including any Indebtedness or Disqualified Stock that is convertible into, or exchangeable for, Capital Stock).

  "Exchange Date" means the date of original issuance of the Exchange Debentures in exchange for New Preferred Stock.

  "Exchangeable Preferred Stock" means the Old Preferred Stock or New Preferred Stock issued in exchange therefor.

  "Existing Indebtedness" means any outstanding Indebtedness of the Company and its Restricted Subsidiaries as of the Issue Date (in the case of the New Preferred Stock) or the Exchange Date (in the case of the Exchange Debentures) or which thereafter becomes Indebtedness of the Company or any of its Restricted Subsidiaries as a result of the EZ Merger and which was outstanding Indebtedness of EZ or its Subsidiaries as of the Issue Date or the Exchange Date, as the case may be.

  "Existing Investments" means any Investments of the Company and its Restricted Subsidiaries (other than Investments in Unrestricted Subsidiaries) as of the Issue Date or which thereafter becomes an Investment of the Company or any of its Restricted Subsidiaries as a result of the EZ Merger and was an Investment of EZ or its Subsidiaries on the Issue Date.

  "EZ" means EZ Communications, Inc., a Virginia corporation.

  "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. All determinations of Fair Market Value shall be made by the Board of Directors of the Company and shall be evidenced by a resolution of such Board set forth in an Officers' Certificate. In the case of the Exchange Debentures, the Officer's Certificate shall be delivered to the Trustee, and the Trustee may conclusively rely upon it.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.


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

  "Hedging Obligations" means, with respect to any Person, the Obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

  "Immediate Family Member" means, with respect to any individual, such individual's spouse (past or current), descendants (natural or adoptive, of the whole or half blood) of the parents of such individual, such individual's grandparents and parents (natural or adoptive), and the grandparents, parents and descendants of parents (natural or adoptive, of the whole or half blood) of such individual's spouse (past or current).

  "Indebtedness" means, with respect to any Person, whether or not contingent,
(i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices) or which is evidenced by a note, bond, debenture or similar instrument, (ii) all Capital Lease Obligations of such Person, (iii) all obligations of such Person in respect of letters of credit or bankers' acceptances issued or created for the account of such Person, (iv) all Hedging Obligations of such Person, (v) all liabilities secured by any Lien on any property owned by such Person even if such Person has not assumed or otherwise become liable for the payment thereof to the extent of the value of the property subject to such Lien, and (vi) to the extent not otherwise included, any guarantee by such person of any other Person's indebtedness or other obligations described in clauses (i) through (v) above.

  "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates of such Person) in the form of loans, guarantees, advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities of any other Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

  "Issue Date" means the date of original issuance of the Exchangeable Preferred Stock.

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in any asset and any filing of, or agreement to give, any financing statement under the "Uniform Commercial Code" (or equivalent statutes) of any jurisdiction).

  "Net Proceeds" means, with respect to any Asset Sale by any Person, the aggregate cash proceeds received by such Person in respect of such Asset Sale, which amount is equal to the excess, if any, of:

    (i) the cash received by such Person (including any cash payments received by way of deferred payment pursuant to, or monetization of, a note or installment receivable or otherwise, but only as and when received) in connection with such Asset Sale, over

    (ii) the sum of

      (a) the amount of any Indebtedness including any premium thereon and fees and expenses associated therewith which is required to be repaid by such Person in connection with such Asset Sale, plus

      (b) the out-of-pocket expenses (1) incurred by such Person in connection with such Asset Sale, and (2) if such Person is a Restricted Subsidiary, incurred in connection with the transfer of such amount to the parent company or entity of such Person, plus

      (c) provision for taxes, including income taxes, attributable to the Asset Sale or attributable to required prepayments or repayments of Indebtedness with the proceeds of such Asset Sale, plus


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

      (d) a reasonable reserve for the after-tax cost of any indemnification payments (fixed or contingent) attributable to the seller's indemnities to the purchaser in respect of such Asset Sale undertaken by the Company or any of its Restricted Subsidiaries in connection with such Asset Sale.

  "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

  "Offer to Purchase", with respect to the Exchange Debentures, means a written offer ("Offer") to each Holder at such Holder's address appearing in the Security Register on the date of the Offer, offering to purchase in cash up to the principal amount of Exchange Debentures specified in such Offer at a purchase price equal to 101% of the principal amount of the Exchange Debentures plus accrued and unpaid interest, if any. Unless otherwise required by applicable law, the Offer shall specify an expiration date ("Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date ("Purchase Date") for purchase of Exchange Debentures within five Business Days after the Expiration Date. The Company shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be sent by first class mail by the Company or, at the Company's request and expense, by the Trustee in the name and at the expense of the Company. The Offer shall contain information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will enable such Holders to make an informed decision with respect to the Offer to Purchase (which at a minimum will include (i) the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the Trustee pursuant to the Exchange Debenture (which requirements may be satisfied by delivery of such documents together with the Offer), (ii) a description of material developments in the Company's business subsequent to the date of the latest of such financial statements referred to in Clause (i) (including a description of the events requiring the Company to make the Offer to Purchase), (iii) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring the Company to make the Offer to Purchase and (iv) any other information required by applicable law to be included therein. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Exchange Debentures pursuant to the Offer to Purchase. The Offer shall also state:

    (1) the Section of the Exchange Indenture pursuant to which the Offer to Purchase is being made;

    (2) the Expiration Date and the Purchase Date;

    (3) the aggregate principal amount of the Outstanding Exchange Debentures offered to be purchased by the Company (the "Purchase Amount") pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such has been determined pursuant to the Section of the Exchange Debenture requiring the Offer to Purchase);

    (4) the purchase price to be paid by the Company (the "Purchase Price") for each $1,000 aggregate principal amount of Exchange Debentures accepted for payment (as specified pursuant to the Exchange Indenture);

    (5) that the Holder may tender all or any portion of the Exchange Debentures registered in the name of such Holder and that any portion of Securities tendered must be tendered in an integral multiple of $1,000 principal amount;

    (6) the place or places where Exchange Debentures are to be surrendered for tender pursuant to the Offer to Purchase;

    (7) that interest on any Exchange Debenture not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue;

    (8) that on the Purchase Date the Purchase Price will become due and payable upon each Exchange Debenture being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

    (9) that each Holder electing to tender an Exchange Debenture pursuant to the Offer to Purchase will be required to surrender such Exchange Debenture at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Exchange Debenture being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

    (10) that Holders will be entitled to withdraw all or any portion of Exchange Debentures tendered if the Company (or the Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Exchange Debenture that the Holder tendered, the certificate number of the Exchange Debenture that the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

    (11) that (a) if Exchange Debentures in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Exchange Debentures and (b) if Exchange Debentures in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Exchange Debentures having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Exchange Debentures in denominations of $1,000 or integral multiples thereof shall be purchased); and

    (12) that in the case of any Holder whose Exchange Debenture is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Exchange Debenture without service charge, a new Exchange Debenture or Exchange Debentures, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Exchange Debenture so tendered.

  Any Offer to Purchase shall be governed by and effected in accordance with the Offer for such Offer to Purchase.

  "Offer to Purchase," with respect to the New Preferred Stock, has the same meaning as Offer to Purchase with respect to the Exchange Debentures, except that references to (i) Exchange Debentures shall be to New Preferred Stock,
(ii) principal amount and interest shall be to the liquidation preference and dividends, respectively, (iii) the Trustee and the Exchange Indenture shall be deleted, (iv) documents filed with the Trustee shall be to documents contemplated in the covenant described above under "Description of the New Preferred Stock--Provision of Financial Information," and (v) minimum denominations or multiples of $1,000 shall be to whole shares.

  "Permitted Investment" means:

    (i) any Investment in the Company or any Wholly Owned Restricted
  Subsidiary;

    (ii) any Investment in Cash Equivalents;

    (iii) any Investment in a Person if, as a result of such Investment, (a) such Person becomes a Wholly Owned Restricted Subsidiary of the Company, or
  (b) such Person either (1) is merged, consolidated or amalgamated with or into the Company or one of its Wholly Owned Restricted Subsidiaries and the Company or such Wholly Owned Restricted Subsidiary is the Surviving Person or the Surviving Person becomes a Wholly Owned Restricted Subsidiary, or
  (2) transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or one of its Wholly Owned Restricted Subsidiaries;

    (iv) any Investment in a Sponsored Investee as contemplated by clause
  (ii) of the definition of "Sponsored Investee";

    (v) any Investment in accounts and notes receivable acquired in the ordinary course of business;

    (vi) notes from employees issued to the Company representing payment of the exercise price of options to purchase capital stock of the Company;


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

    (vii) investments in Tower Parent and Tower (excluding Existing Investments) aggregating up to $25,000,000 in cash and/or property made within two years from the Issue Date, provided that at the time of and immediately after giving effect to each proposed Investment, (a) each of Tower Parent and Tower is an Unrestricted Subsidiary, (b) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and (c) the Debt to EBITDA Ratio of the Company and its Restricted Subsidiaries is 7.0:1 or less;

    (viii) Investments in Unrestricted Subsidiaries represented by shares of Capital Stock (other than Disqualified Stock) of the Company or assets and property acquired in exchange for Capital Stock (other than Disqualified Stock) of the Company; and

    (ix) any Existing Investment.

  Any Investment in an Unrestricted Subsidiary shall not be a Permitted Investment unless included in clauses (i) through (ix) above.

  "Permitted Liens" means (i) Liens securing Senior Debt; (ii) Liens in favor of the Company or any Restricted Subsidiary; (iii) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary, provided, however, that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged with or into or consolidated with the Company or any Restricted Subsidiary; (iv) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary, provided, however, that such Liens were in existence prior to the contemplation of such acquisition; (v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, bids, tenders, contracts (other than contracts for the payment of money) escrow deposits in connection with permitted acquisitions, leases or other obligations of a like nature incurred in the ordinary course of business; (vi) Liens existing on the Issue Date (in the case of the New Preferred Stock) or the Exchange Date (in the case of the Exchange Debentures); (vii) Liens for taxes, workers compensation, unemployment insurance, social security obligations, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided, however, that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (viii) Liens imposed by law, such as mechanics', carriers', warehousemen's, materialmen's, and vendors' Liens, incurred in good faith in the ordinary course of business with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made therefor; (ix) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property or minor irregularities of title incident thereto that do not, in the aggregate, materially detract from the value of the property or the assets of the Company or materially impair the use of such property in the operation of the Company's business;
(x) judgment Liens to the extent that such judgments do not cause or constitute a Default or an Event of Default; (xi) Liens to secure the payment of all or a part of the purchase price of property or assets acquired or the construction costs of property or assets constructed in the ordinary course of business on or after the Exchange Date, provided, however, that (a) such property or assets are used in the same or similar line of business as the Company was engaged in on the Exchange Date, (b) at the time of incurrence of any such Lien, the aggregate principal amount of the obligations secured by such Lien does not exceed the lesser of the cost or Fair Market Value of the assets or property (or portions thereof) so acquired or constructed, (c) each such Lien encumbers only the assets or property (or portions thereof) so acquired or constructed and attaches to such assets or property within 120 days of the purchase or construction thereof and (d) any Indebtedness secured by such Lien is permitted to be incurred under "--Certain Covenants-- Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock";
(xii) to the extent deemed to create a Lien, any negative pledge covenants contained in any Senior Debt; (xiii) Liens arising in connection with any agreement or option to sell or otherwise dispose of any assets of the Company or any Restricted Subsidiary not prohibited by the provisions of the Exchange Indenture; and (xiv) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary with respect to obligations that do not exceed $500,000 at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary.

  "Permitted Sponsored Investee Indebtedness" means Indebtedness of a Sponsored Investee to a Person other than the Company or a Wholly Owned Restricted Subsidiary, provided that:

    (a) such Indebtedness ranks junior in right of payment to the Investments of the Company and any Wholly Owned Restricted Subsidiary in the Sponsored Investee;

    (b) the net proceeds of such Indebtedness are utilized to reduce the amount outstanding on the Company's or a Wholly Owned Restricted Subsidiary's Investments in the Sponsored Investee;

    (c) the terms of such Indebtedness do not restrict the ability of the Sponsored Investee to make any payments to the Company or a Wholly Owned Restricted Subsidiary; and

    (d) if such Sponsored Investee becomes a Restricted Subsidiary, such Indebtedness is refinanced by the Company (and no longer outstanding to such other Person) prior to or simultaneously with the Sponsored Investee becoming a Restricted Subsidiary.

  "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "Preferred Stock Source Date" means the date of original issue of the Exchangeable Preferred Stock.

  "Principal Shareholders" means Steven B. Dodge and Thomas H. Stoner.

  "Public or Rule 144A Equity Offering" means an underwritten public offering, or an exempt offering made on a firm commitment basis by initial purchasers the substantial majority of which is contemplated to be resold by the initial purchasers pursuant to Rule 144A under the Securities Act, of Equity Interests (other than Indebtedness or Disqualified Stock) of a Person, the net proceeds from which (after deducting any underwriting discounts and commissions) exceeds $10,000,000.

  "Purchase Money Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries incurred in connection with the purchase of property or assets for the business of the Company and its Restricted Subsidiaries.

  "Radio Data" means Radio Data Group, Inc., a Virginia corporation.

  "Refinancing Indebtedness" means (i) Indebtedness of the Company or any Restricted Subsidiary incurred or given in exchange for, or the proceeds of which are used to, extend, refinance, renew, replace, substitute, defease or refund any other Indebtedness or Disqualified Stock incurred by the Company in accordance with the terms of this Indenture, and (ii) Indebtedness of any Restricted Subsidiary incurred or given in exchange for, or the proceeds of which are used to, extend, refinance, renew, replace, substitute, defease or refund any other Indebtedness or Disqualified Stock of the Company or any Restricted Subsidiary in accordance with the terms of the Exchange Indenture.

  "Related Party" with respect to any Principal Shareholder means (i) any 80% (or more) owned Subsidiary or Immediate Family Member (in the case of an individual) of such Principal Shareholder or (ii) any Person, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Principal Shareholder or an Immediate Family Member, or (iii) any Person employed by the Company in a management capacity as of the Issue Date.

  "Restricted Subsidiary" means a Subsidiary of the Company other than an Unrestricted Subsidiary.

  "Senior Bank Debt" means (i) the Indebtedness outstanding under either of the Credit Agreements, provided that Senior Bank Debt under this clause (i) shall not exceed the difference between (a) the sum of $750,000,000 plus the aggregate principal amount (up to $150,000,000) of borrowings incurred under the applicable Credit Agreement to finance the repurchase by the Company of EZ Notes (the "EZ Note Amount") plus any borrowings and letters of credit under either of the Credit Agreements after the Issue Date to the extent that such borrowings or letters of credit at the time of incurrence or issuance, as the case may be, resulted in combined Indebtedness under the Credit Agreements exceeding $750,000,000 plus the EZ Note Amount and to the extent that such borrowings or letters of credit at the time of incurrence or issuance, as the case may be, were permitted under the covenant described above under "-- Certain Covenants--Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock" with respect to the New Preferred Stock or the Exchange Debentures, as the case may be, and (b), in the case of the New Preferred Stock, the aggregate amount of net proceeds from asset sales applied to permanently reduce the level of permitted borrowings under the Credit Agreements pursuant to the terms of any of the Company's outstanding Indebtedness or, in the case of the Exchange Debentures, the aggregate amount of Net Proceeds from Asset Sales applied to reduce permanently borrowings under the Credit Agreements pursuant to the covenant described above under "-- Certain Covenants--Limitation on Certain Asset Sales", and (ii) all Obligations incurred by or owing to the holders or their agent or representatives of such Indebtedness outstanding under either of the Credit Agreements (including, but not limited to, all fees and expenses of counsel and all other interest, charges, fees and expenses).

  "Senior Debt" means the principal of and interest (including post-petition interest whether or not allowed as a claim) on, and all other amounts owing in respect of, (a) Senior Bank Debt, (b) the American Notes, (c) the EZ Notes (as defined in the Exchange Indenture) upon consummation of the EZ Merger, (d) the Convertible Exchange Debentures, unless otherwise designated by the Company pursuant to the indenture under which they are issued, and (e) any other Indebtedness permitted to be incurred by the Company under the terms of the Exchange Indenture (including, but not limited to, reasonable fees and expenses of counsel and all other charges, fees and expenses incurred in connection with such Indebtedness), unless (i) the instrument creating or evidencing such Indebtedness or pursuant to which such Indebtedness is outstanding expressly provides that such Indebtedness is pari passu with or subordinated in right of payment to the Exchange Debentures or (ii) such Indebtedness is Acquired Debt that, after taking into account the provisions of the Exchange Indenture described in the next sentence, is pari passu with the Exchange Debentures. The Exchange Debentures shall be pari passu with junior subordinated Acquired Debt unless such treatment would result in a breach or a default under the terms of such Acquired Debt.

  Notwithstanding the foregoing, Senior Debt shall not include (v) any Indebtedness that is represented by Disqualified Stock, (w) any liability for federal, state, local, or other taxes, (x) any Indebtedness among or between the Company, any Restricted Subsidiary or any of their Affiliates, (y) any trade payables and any Indebtedness to trade creditors (other than amounts accrued thereon) incurred for the purchase of goods or materials, or for services obtained, in the ordinary course of business or any Obligations to trade creditors in respect of any such Indebtedness, or (z) any Indebtedness (other than Senior Bank Debt) that is incurred in violation of the Exchange Indenture.

  "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

  "Sponsored Investee" means a Person:

    (i) which owns or acquires Broadcast Assets (including a Broadcast
  License);

    (ii) which either (A) obtains substantially all of the funds required for such acquisition (other than capital contributions from the stockholders of such Person) and for the physical improvement of such Broadcast Assets approved by the Company at the time of such acquisition, from the proceeds of Investments by the Company in such Person or (B) receives all or a portion of the purchase price for such assets, in either case, in the form of Indebtedness bearing interest at a rate of not less than the lesser of 10% per annum or the prime rate plus 1% per annum;

    (iii) in respect of which the Company has a right to acquire either (A) all of such Person's Equity Interests outstanding on the acquisition date or (B) such Broadcast Assets (including such Broadcast License), subject, in either case to no conditions other than customary closing conditions, including without limitation compliance with the rules and regulations of the FCC relating to acquisitions of Broadcast Licenses and any Federal laws restricting the number of Broadcast Licenses or share of a market which any Person may own or control;

    (iv) in which the Company has the right to share in not less than 75% of the appreciation in value of the Broadcast Assets, subject to the right of the stockholders of the Sponsored Investee to receive a return on their capital contribution which is not greater than the annual interest rate on the Indebtedness owed to the Company;

    (v) which has agreed that it will not--

      (a) incur or be liable for any Indebtedness, except for Investments owned by the Company and Permitted Sponsored Investee Indebtedness,

      (b) make any Investments, except Investments of the type mentioned in clauses (ii), (iv) and (v) of the definition of Permitted Investments,

      (c) declare or pay any dividend or other distribution on any of its Equity Interests or purchase, redeem or otherwise acquire or retire for value any of its Equity Interests, other than Equity Interests owned by the Company or any Restricted Subsidiary,

      (d) sell, lease, convey or otherwise dispose of any assets (including by way of a sale-and-leaseback) other than in the ordinary course of business or to the Company or any Restricted Subsidiary, or

      (e) permit to exist any Liens, except Permitted Liens or Liens in favor of the Company or any Restricted Subsidiary;

    (vi) which has employed a general manager of each radio station owned by such Person who has, in the reasonable opinion of the Company's Board of Directors, experience commensurate with that which the Company would expect of its radio station general managers; and

    (vii) which has agreed that not less than 90% of the excess of its cumulative cash flow from operations that exceeds $500,000 will be used to meet its obligations on the Investments in it held by the Company or to prepay such Investments, except such portion of its cash flow which is used to purchase property, plant and equipment (a) in the ordinary course of business and approved by the Company (to the extent permitted by FCC regulations) or (b) pursuant to plans approved in writing by the Company at the time the Person became a Sponsored Investee.

  "Subsidiary" means, with respect to any Person, any corporation, or other business entity of which more than 50% of the total voting power of shares of Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees or other governing body thereof is at the time owned or controlled by such Person (regardless of whether such Equity Interests are owned directly or through one or more other Subsidiaries of such Person or a combination thereof).

  "Surviving Person" means, with respect to any Person involved in or that makes any Disposition, the Person formed by or surviving such Disposition or the Person to which such Disposition is made.

  "Tower" means American Tower Systems Inc., a Delaware corporation.

  "Tower Parent" means American Tower Systems Holding Corporation, a Delaware corporation.

  "Unrestricted Subsidiary" means (i) Tower, (ii) Tower Parent, (iii) Radio Data, (iv) American Merger Corporation, (v) any Subsidiary of the Company that at the time of determination shall be an Unrestricted

Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (vi) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary if all of the following conditions apply: (a) neither the Company nor any of its Restricted Subsidiaries provides credit support for any Indebtedness of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness), (b) such Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Unrestricted Subsidiary Indebtedness, (c) such Unrestricted Subsidiary is not a party to any agreement, contract, arrangement or understanding at such time with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company (the "Third Party Value") or, in the event such condition is not satisfied, an amount equal to the value of the portion of such agreement, contract, arrangement or understanding to such Subsidiary in excess of the Third Party Value shall be deemed a Restricted Payment, and (d) such Unrestricted Subsidiary does not own any Capital Stock of any Subsidiary of the Company that has not theretofore been or is not simultaneously being designated an Unrestricted Subsidiary. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing conditions. The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary; provided, however, that (i) immediately after giving effect to such designation, the Company could incur $1.00 of additional Indebtedness pursuant to the restrictions above under "--Certain Covenants-- Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock", and
(ii) all Indebtedness of such Unrestricted Subsidiary shall be deemed to be incurred on the date such Subsidiary is designated a Restricted Subsidiary.

  "Unrestricted Subsidiary Indebtedness" of any Unrestricted Subsidiary means Indebtedness of such Unrestricted Subsidiary (i) as to which neither the Company nor any Restricted Subsidiary is directly or indirectly liable (by virtue of the Company or any such Restricted Subsidiary being the primary obligor on, guarantor of, or otherwise liable in any respect to, such Indebtedness) and (ii) which, upon the occurrence of a default with respect thereto, does not result in, or permit any holder of any Indebtedness of the Company or any Restricted Subsidiary to declare, a default on such Indebtedness of the Company or any Restricted Subsidiary or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

  "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payment of principal, including payment at final maturity, in respect thereof, with
(b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding aggregate principal amount of such Indebtedness.

  "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary all of the outstanding Equity Interests (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Company or a Surviving Person of any Disposition involving the Company, as the case may be.

THE TRUSTEE

  The Exchange Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Exchange Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Exchange Indenture and

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use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. ((S) 601, 603)

  The Exchange Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with the Company or any Affiliate; provided, however, that if it acquires any conflicting interest (as defined in the Exchange Indenture or in the Trust Indenture Act), it must eliminate such conflict or resign. ((S) 608)

  The Trustee is also the trustee under the American Note Indenture, is a lender and one of the Managing Agents under each of the Credit Agreements, and may provide other commercial banking services to the Company. In the event of a default under any or all of the Credit Agreements, or either of the Note Indentures, the Trustee could be required to resign due to a conflict of interest.

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                           INDEBTEDNESS OF AMERICAN

  The summaries contained herein of the material provisions of certain indebtedness of American do not purport to be complete and are qualified in their entirety by reference to the provisions of the Credit Agreements, the American Note Indenture, the American-EZ Note Indenture and the Tower Credit Agreement, copies of each of which have been filed with the Commission and are part of the Registration Statement of which this Prospectus is a part and the summary herein of certain provisions thereof does not purport to be complete and is subject to, and is qualified in its entirety by, reference thereto. Capitalized terms used in this Section which are not otherwise defined in this Prospectus have the respective meanings assigned thereto in the Credit Agreements, the American Note Indenture, the American-EZ Note Indenture or the Tower Credit Agreement, as the case may be.

CREDIT AGREEMENTS

  In order to finance acquisitions of radio stations and for general corporate purposes, American has borrowed and expects to continue to borrow under the Credit Agreements. The Credit Agreements (which consists of two separate agreements) provide for facilities consisting of (i) a $550.0 million reducing revolving credit facility which may be borrowed, repaid and reborrowed until December 31, 2004 (the "Reducing R/C"), (ii) a $200.0 million revolving credit converting to a term loan facility maturing December 31, 2004 (the "RC/TL"), and (iii) a $150.0 million single draw converting to a term loan facility maturing December 31, 2004 which can be used only to repurchase the EZ Notes (the "SD/TL"). Until interest rates are fixed or capped at American's request, all outstanding amounts under the Credit Agreements bear interest at a variable base rate plus a variable margin based on certain of American's financial ratios. Interest rates under the Credit Agreements are determined, at the option of American, at either the Eurodollar Rate plus 0.50% to 2.00% or the Alternate Base Rate plus 0.00% to 0.75%. The spread over the Eurodollar Rate and the Alternate Base Rate varies from time to time, depending upon American's financial leverage. American pays quarterly commitment fees equal to 0.375% or 0.250% per annum (in the case of the Reducing R/C) or equal to 0.1250% or 0.1875% (in the case of the RC/TL and SD/TL), in each case depending on American's financial leverage, on the aggregate unused portion of the aggregate commitment. American may make borrowings under the Credit Agreements only so long as it remains in compliance with certain financial covenants and meets certain other conditions.

  American may incur Indebtedness under the Credit Agreements for acquisitions, capital expenditures, investments in the Tower Subsidiary, working capital and general corporate purposes. All such Indebtedness will be subject to satisfaction of certain conditions with respect to the maintenance of debt levels, including the maintenance of the following ratios: (i) maximum Total Debt to Consolidated Annual Operating Cash Flow ratio of 7.00:1 declining in stages to 4.00:1 by December 31, 2000 and thereafter, (ii) maximum Senior Debt to Consolidated Annual Operating Cash Flow ratio of 5.75:1 declining in stages to 3.25:1 by December 31, 2000 and thereafter, (iii) minimum Consolidated Annual Operating Cash Flow to Interest Expense ratio of 2.00:1 increasing to 2.25:1 at December 31, 1999 and thereafter, (iv) minimum Consolidated Annual Operating Cash Flow to Fixed Charges ratio of 1.05:1 at all times, and (v) minimum Consolidated Annual Operating Cash Flow to Pro Forma Debt Service ratio of 1.10:1 at all times.

  The Credit Agreements restrict the ability of American to redeem, purchase or otherwise acquire shares of New Preferred Stock and the Exchange Debentures and prohibit any such redemption, purchase or other acquisition during the existence of a default or event of default thereunder. See "Description of Capital Stock--Dividend Restrictions".

  The obligations of American under the Credit Agreements are secured by a first priority security interest in all of the capital stock of each of American's Restricted Subsidiaries (including its FCC broadcast license holding subsidiary) and all instruments and material agreements. The Restricted Subsidiaries have also guaranteed the obligations of American under the Credit Agreements. If American becomes insolvent or is liquidated or if the indebtedness under the Credit Agreements is accelerated, the lenders under the Credit Agreements would be entitled to exercise the remedies available to a secured lender. Accordingly, such lenders will have a prior claim on such assets of American and its Restricted Subsidiaries.

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

  The Tower Subsidiary is a party to the Tower Credit Agreement relating to aggregate borrowings of up to $90.0 million. The Tower Subsidiary is an Unrestricted Subsidiary under the Credit Agreement and the Note Indentures. The Tower Credit Agreement restricts the ability of the Tower Subsidiary to pay dividends to, make loans to, or to engage in other transactions with, American and its Restricted Subsidiaries. Indebtedness under the Tower Credit Agreement is secured by a lien on substantially all of the property and assets of the Tower Subsidiary (other than its leasehold mortgages). Neither American nor any of the Restricted Subsidiaries has any obligations with respect to indebtedness under the Tower Credit Agreement.

AMERICAN NOTES

  The American Note Indenture provides for the issuance of $175.0 million aggregate principal amount of the American Notes, all of which are outstanding, are unsecured obligations of American and mature in 2006. The American Notes are, in the case of each existing Restricted Subsidiary, and will be, in the case of each future direct or indirect Restricted Subsidiary, unconditionally guaranteed, jointly and severally. The Tower Subsidiary is an Unrestricted Subsidiary and, accordingly, has not guaranteed the American Notes. The American Notes are subordinated to all Senior Debt (which includes indebtedness under the Credit Agreements and the American-EZ Note Indenture) of American, and the Subsidiary Guarantees are subordinated to all Senior Debt of the respective Subsidiary Guarantors.

  The American Notes are redeemable at the option of American, in whole or in part, at any time on or after February 1, 2001 at the redemption prices set forth in the American Note Indenture (beginning at 104.5% of the principal amount and decreasing annually to 100.0% in 2004 and thereafter) plus accrued and unpaid interest, if any, to but excluding the date of redemption. Also, on or prior to February 1, 1999, American may redeem up to $58.3 million principal amount of the American Notes, in cash, at 109% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption, as long as American Notes having an aggregate principal amount of at least $116.7 million remain outstanding immediately after any such redemption. Within 15 days after the occurrence of a Change of Control, American will be required to make an offer to purchase all American Notes then outstanding at a purchase price, in cash, equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase.

  The American Note Indenture contains certain restrictive covenants, including limitations on (i) the incurrence of indebtedness and the issuance of Preferred Stock by American and the Restricted Subsidiaries; (ii) the payment of dividends and the making of restricted payments which include payment of dividends on the New Preferred Stock and the purchase, redemption or other acquisition of the New Preferred Stock or the Exchange Debentures;
(iii) transactions with affiliates; (iv) the existence of liens; (v) the disposition of proceeds of asset sales; (vi) Asset Swaps; (vii) the making of guarantees by American and the Restricted Subsidiaries; (viii) transfers and issuances of stock of the Restricted Subsidiaries; (ix) the imposition of restrictions on certain payments by the Restricted Subsidiaries; (x) investment in Unrestricted Subsidiaries; and (xi) certain mergers and sales of assets.

AMERICAN-EZ NOTES

  The American-EZ Notes bear interest at a rate of 9.75% per annum, payable semi-annually on June 1 and December 1 of each year, commencing June 1, 1996. The American-EZ Notes are redeemable, in whole or in part, at the option of American at any time on or after December 1, 2000, at a redemption price of 104.875% of the principal amount, plus accrued and unpaid interest to the date of the redemption. The redemption price reduces over three years to a redemption price of 100% of the principal amount in 2003 and thereafter. At any time prior to December 1, 1998, American may redeem up to $50.0 million of the original aggregate principal amount of the American-EZ Notes with the net proceeds of one public offering of common stock at 109.75% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption, as long as at least $100.0 million of the original aggregate amount of the American-EZ Notes remain outstanding. Upon a Change of Control, holders of the American-EZ Notes will have the right to require American to repurchase

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

their American-EZ Notes at 101% of the principal amount, thereof, plus accrued and unpaid interest, if any, to the date of the purchase. The EZ Merger represented a Change of Control. As a result, American is required to purchase all of the American-EZ Notes at 101% of their principal amount. Such offer commenced on April 19, 1997 and expires May 19, 1997 and, to the extent it is accepted, American will borrow the funds necessary to purchase tendered American-EZ Notes under the applicable Credit Agreement. American will pay $1,056.31 per $1,000 aggregate principal amount of EZ Notes tendered in accordance with the offer to purchase.

  The American-EZ Notes are general unsecured obligations of American and are not be subordinated by their express terms in right of payment to any existing or future debt of American. The American-EZ Notes are guaranteed on a senior subordinated basis by American's Restricted Subsidiaries. The American-EZ Notes rank senior to the American Notes and pari passu in right of payment to indebtedness outstanding under the Credit Agreements. The American-EZ Notes contain substantially identical covenants to those contained in the American
Note Indenture (including without limitation those with respect to the payment of dividends or the making of restricted payments).

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

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of American consists of 100,000,000 shares of Class A Common Stock, $.01 par value per share, 15,000,000 shares of Class B Common Stock, $.01 par value per share, 6,000,000 shares of Class C Common Stock, $.01 par value per share, and 10,000,000 shares of Preferred Stock, $.01 par value per share. The outstanding shares of capital stock as of April 30, 1997 were as follows: Old Preferred Stock--2,047,391 shares; Convertible Preferred Stock--137,500; Class A Common Stock--23,494,917; Class B Common Stock--4,613,311 (exclusive of 18,449 shares held in treasury); and Class C Common Stock--1,295,518. The following statements are subject to the detailed provisions of the Restated Certificates of Incorporation of American and are qualified in their entirety by reference to the Restated Certificates of Incorporation, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and the summary herein of certain provisions thereof does not purport to be complete and is subject to, and is qualified in its entirety by, reference thereto.

PREFERRED STOCK

  All authorized and unissued shares of Preferred Stock may be issued with such designations, preferences, limitations and relative rights as the Board may authorize, including, but not limited to: (i) the distinctive designation of each series and the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series; (iii) the dividend rate on the shares of such series, any restriction, limitation or condition upon the payment of such dividends, whether dividends shall be cumulative, and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable; (v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series; (vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution or winding-up of American or the distribution of its assets; and
(vii) the price or rates of conversion at which, and the terms and conditions on which the shares of such series may be converted into other securities, if such shares are convertible. Although American has no present intention to issue any additional shares of Preferred Stock, the issuance of Preferred Stock, or the issuance of rights to purchase such shares, could discourage an unsolicited acquisition proposal.

  Convertible Preferred Stock. American has issued an aggregate of 137,500 shares of Convertible Preferred Stock, liquidation preference $1,000 per share. The Convertible Preferred Stock ranks, with respect to dividend rights and rights on liquidation, winding upon and dissolution, senior to all classes of Common Stock. Holders of the Convertible Preferred Stock are entitled to receive, when, as and if declared by the American Board out of funds legally available for payment, cash dividends at an annual rate of 7% ($70 per share). In the event of any liquidation, winding up or dissolution of American, before any distribution of assets is made on any Common Stock, the holders of the Convertible Preferred Stock are entitled to receive a liquidation preference of $1,000 per share, together with all accumulated and unpaid dividends through the date of distribution. The Convertible Preferred Stock is convertible at any time (except in the case of Convertible Preferred Stock called for redemption which shall be convertible at any time prior to the close of business on the Business Day prior to the redemption date), at the option of the holder thereof, into shares of Class A Common Stock at an initial conversion price of $42.50 per share, subject to adjust in certain events. The Convertible Preferred Stock is redeemable for cash at any time after July 15, 1999 at the option of American, in whole or in part, at a redemption price initially of $1,049, declining ratably immediately after July 15 of each year thereafter to a redemption price of $1,000 per share after July 15, 2006, together in each case with accrued and unpaid dividends.

  Except as provided by the DGCL or with respect to an amendment of the Restated Certificate adversely affecting the rights of the Convertible Preferred Stock, the holders of the Convertible Preferred Stock will not be entitled to any voting rights except as follows: (i) in the event the equivalent of six quarterly dividends payable on the Convertible Preferred Stock are in arrears, the number of directors of American will be increased by two

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

and the holders of the Convertible Preferred Stock, voting separately as a class with the holders of shares of any other series of parity New Preferred Stock upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors, who shall serve until all dividends in arrears have been paid or declared and set apart for payment or (ii) with respect to the creation, authorization or issuance of capital stock ranking senior (in certain respects) to the Convertible Preferred Stock.

  In the event of a Change in Control of American (as defined in the Restated Certificate), each share of Convertible Preferred Stock may, at the option of the holder, be convertible for a limited period into the number of shares of Class A Common Stock determined by dividing the $1,000 liquidation preference of the Convertible Preferred Stock, plus accumulated and unpaid dividends, if any, by the Special Conversion Price. The term Special Conversion Price means, in effect, the greater of (i) the average of the Last Sale Price (as defined in the Restated Certificate) of a share of Class A Common Stock prior to the Change in Control or (ii) $23.00. Upon a Change in Control, American may elect to pay holders of the Convertible Preferred Stock exercising their special conversion rights an amount in cash equal to the $1,000 liquidation preference thereof, plus accumulated and unpaid dividends, if any.

  The Convertible Preferred Stock will be exchangeable, subject to certain conditions, at the option of American, in whole but not in part, on any dividend payment date commencing June 30, 1997, for American's 7% Convertible Subordinated Debentures due 2011 (the "Convertible Exchange Debentures") at a rate of $1,000 principal amount of Convertible Exchange Debentures for each share of Convertible Preferred Stock. The Convertible Exchange Debentures will have substantially the same economic terms as the Convertible Preferred Stock except that upon a Change of Control the holders thereof will have the right to require American to purchase their Convertible Exchange Debentures at a price equal to the principal amount thereof, plus accrued and unpaid interest, if any. The Convertible Exchange Debentures will, unless designated by American prior to the issuance thereof, constitute Senior Debt for purposes of American's other debt instruments.

  New Preferred Stock. For a description of the New Preferred Stock, see "Description of the New Preferred Stock".

  Old Preferred Stock. The powers, preferences and relative rights of the Old Preferred Stock are substantially identical to the New Preferred Stock, except for the transfer restrictions imposed on the Old Preferred Stock.

COMMON STOCK

  Dividends. Holders of record of shares of Common Stock on the record date fixed by the American Board are entitled to receive such dividends as may be declared by the American Board out of funds legally available for such purpose. No dividends may be declared or paid in cash or property on any share of any class of Common Stock, however, unless simultaneously the same dividend is declared or paid on each share of the other classes of Common Stock. In the case of any stock dividend, holders of each class of Common Stock are entitled to receive the same percentage dividend (payable in shares of that class) as the holders of each other class.

  Voting Rights. Except as otherwise required by law and in the election of directors, holders of shares of Class A Common Stock and Class B Common Stock have the exclusive voting rights and will vote as a single class on all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. The holders of the Class A Common Stock, voting as a separate class, have the right to elect two independent directors.

  Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences and limitations of the shares of such class of common stock. Under the Restated Certificate, the affirmative vote of the holders of not less than 66 2/3% of the Class A Common Stock and Class B Common Stock, voting as a single class, is required in order to amend most of the provisions of the Restated Certificate, including those relating to

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

the provisions of the various classes of Common Stock, indemnification of directors, exoneration of directors for certain acts, and such super-majority provision.

  Conversion Provisions. Shares of Class B Common Stock and, except as hereinafter noted, Class C Common Stock, are convertible, at any time at the option of the holder, on a share for share basis into shares of Class A Common Stock. Class C Common Stock may not be converted into Class A Common Stock if, as a result thereof, the holder would be a Disqualified Person (as defined in the Restated Certificate) or would cause a violation of the alien ownership restrictions set forth in the Restated Certificate. In addition, the owner of Class C Common Stock can convert such stock only in the event of a Conversion Event (as defined in the Restated Certificate). Shares of Class B Common Stock automatically convert into shares of Class A Common Stock upon any sale, transfer, assignment or other disposition other than to Permitted Transferees (as defined in the Restated Certificate), which term includes certain family members, trusts and other family entities and charitable organizations and upon pledges but not to the pledgee upon foreclosure.

  Liquidation Rights. Upon liquidation, dissolution or winding-up of American, the holders of each class of Common Stock are entitled to share ratably (based on the number of shares held) in all assets available for distribution after payment in full of creditors and payment in full to any holders of the Preferred Stock then outstanding of any amount required to be paid under the terms of the Preferred Stock.

  Other Provisions. The holders of Common Stock are not entitled to preemptive or subscription rights. The shares of Common Stock presently outstanding are validly issued, fully paid and nonassessable. In any merger, consolidation or business combination, the consideration to be received per share by holders of each class of Common Stock must be identical to that received by holders of the other class of Common Stock, except that in any such transaction in which shares of Common Stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ between the different classes of Common Stock. No class of Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other classes of Common Stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

  Each new issuance of Common Stock shall be an issuance of Class A Common Stock or Class C Common Stock, except for up to an aggregate of 1,600,000 shares of Class B Common Stock issuable pursuant to the Amended and Restated Stock Option Plan of American or except in connection with stock splits, dividends or combinations.

DIVIDEND RESTRICTIONS

  American is prohibited under the terms of the Credit Agreements from paying cash dividends on its capital stock (including Preferred Stock other than, in the absence of a default or event of default, the Convertible Preferred Stock, the Old Preferred Stock and the New Preferred Stock) except that, beginning on January 1, 1999, American may pay cash dividends if (a)(i) the ratio of Total Debt to Consolidated Annual Operating Cash Flow is less than 4.5 to one or
(ii) the ratio of Total Debt to Consolidated Annual Operating Cash Flow is less than 5.0 to one and the ratio of Senior Debt to Consolidated Annual Operating Cash Flow is less than 3.0 to one, and (b) then only to the extent that Restricted Payments do not exceed 50% of Cumulative Excess Cash Flow for the period commencing January 1, 1998 minus aggregate Restricted Payments (as each such term is defined in the Credit Agreements). Accordingly, American's ability to pay dividends to its stockholders is restricted. The Note Indentures also restrict the ability of American to pay dividends. See the Notes to Consolidated Financial Statements of American in the Consolidated Financial Statements of American incorporated herein by reference.

  American may elect to pay dividends on the New Preferred Stock on any dividend payment date occurring on or before January 15, 2002 by issuing additional shares of New Preferred Stock. If at any time American is in cash dividend arrears on the Convertible Preferred Stock or any other Parity Securities (as defined under "Description of the New Preferred Stock-- Ranking"), whether as a result of payment restrictions contained in American's debt instruments or otherwise, American will be permitted to pay dividends on the New Preferred

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Stock only pro rata with such Parity Securities (if at all), even if American elects to pay such dividends by issuing additional shares of New Preferred
Stock.

OWNERSHIP RESTRICTIONS

  The Restated Certificate restricts the ownership, voting and transfer of American's capital stock, including the Class A Common Stock, in accordance with the Communications Act and the rules of the FCC, to prohibit ownership of American's outstanding capital stock (or the voting rights it represents) by or for the account of aliens or corporations otherwise subject to domination or control by aliens. The Restated Certificate also has provisions designed to restrict the ownership of the Common Stock to ameliorate a breach or violation of or default under the FCC's "cross-ownership" or multiple ownership rules, "cross-interest" policy and other rules and policies. The Restated Certificate provides that, in the event of a violation of any of these prohibitions, American has the right, in its sole and absolute discretion, to require a conversion of Class B Common Stock into Class C Common Stock. In addition, the Restated Certificate authorizes the American Board to adopt such provisions as it deems necessary to enforce these prohibitions. See "Business--Federal Regulation of Radio Broadcasting--Ownership Matters".

DELAWARE BUSINESS COMBINATION PROVISIONS

  Under the Delaware General Corporation Law, certain "business combinations" (including the issuance of equity securities) between a Delaware corporation and any person who owns, directly or indirectly, 15% or more of the voting power of the corporation's shares of capital stock (an "Interested Stockholder") must be approved by the holders of at least 66% of the voting stock not owned by the Interested Stockholder if it occurs within three years of the date such person became an Interested Stockholder unless prior to such date the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder. The transactions pursuant to which each of Messrs. Dodge and Stoner became an Interested Stockholder were approved by the American Board.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Class A Common Stock is Harris Trust and Savings Bank, 311 West Monroe Street, Chicago, Illinois 60606 (telephone number is (312) 461-5044).

LISTING

  The Class A Common Stock is listed on the New York Stock Exchange and trades under the symbol "AFM".

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

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is a summary of certain federal income tax considerations relevant to the exchange of Old Preferred Stock for New Preferred Stock, but does not purport to be a complete analysis of all potential tax consequences of such exchange. It also summarizes certain federal income tax considerations relevant to the ownership and disposition of the New Preferred Stock and the Exchange Debentures by the initial holders of the Old Preferred Stock and the Exchange Debentures, but does not purport to be a complete analysis of all the potential tax effects thereof. Further, the discussion below is not binding on the Internal Revenue Service (the "IRS") or the courts. American has not sought and will not seek any rulings from the IRS with respect to the positions discussed herein, and there can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of the Old Preferred Stock for the New Preferred Stock or the ownership or disposition of the New Preferred Stock or the Exchange Debentures, or that any such position would not be sustained.

  The following discussion is limited to certain United States federal income tax consequences relevant to a holder of the New Preferred Stock or the Exchange Debentures that is a citizen or resident of the United States, or a corporation or other entity created or organized under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income tax regardless of source, or that is otherwise subject to United States federal income tax on a net income basis in respect of the New Preferred Stock or the Exchange Debentures. Further, the discussion does not address all aspects of taxation that may be relevant to particular purchasers in light of their particular circumstances (including the effect of any foreign, state or local tax laws) or to certain types of purchasers subject to special treatment under the federal income tax laws (including dealers in securities or foreign currency, insurance companies, foreign persons, financial institutions, tax-exempt entities, persons that hold New Preferred Stock or Exchange Debentures as part of a straddle, conversion or hedging transaction for federal income tax purposes, persons that have a functional currency other than the U.S. dollar or (generally) holders subject to the alternative minimum tax). In addition, the summary is limited to persons that will hold the New Preferred Stock or any Exchange Debentures received in exchange therefor as "capital assets" (generally, property held for investment) within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

  The discussion of the federal income tax consequences set forth below is based upon currently existing provisions of the Code, the final, temporary and proposed regulations promulgated thereunder, judicial decisions and administrative interpretations now in effect, all of which are subject to change (possibly with adverse retroactive effect) or different interpretations. Because individual circumstances may differ, each prospective owner of New Preferred Stock is strongly urged to consult its own tax advisor with respect to its particular tax situation and the effects of any state, local, foreign or other tax laws and possible changes in the tax laws.

  Although the matter is not entirely free from doubt, for federal income tax purposes the New Preferred Stock should be treated as equity and the Exchange Debentures should be treated as indebtedness. American intends to treat the New Preferred Stock and the Exchange Debentures consistent with the foregoing classifications, and the balance of the discussion is based on the assumption that such treatment will be respected.

EXCHANGE OF THE OLD PREFERRED STOCK PURSUANT TO THE EXCHANGE OFFER

  Except to the extent of New Preferred Stock, if any, received in payment of declared but unpaid dividends on the Old Preferred Stock (which amount will be taxed as a dividend distribution to the extent of fair market value under the rules discussed below), an exchange of Old Preferred Stock for New Preferred Stock pursuant to the Exchange Offer should not result in a taxable event to a holder for federal income tax purposes. Accordingly, the New Preferred Stock should be regarded for federal income tax purposes as a continuation of the Old Preferred Stock, and a holder should have the same adjusted basis and holding period in the New Preferred Stock upon receipt as it had in the Old Preferred Stock immediately before the exchange.

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

DIVIDENDS ON NEW PREFERRED STOCK

  Dividends on the New Preferred Stock paid in cash will be taxable as ordinary income to the extent of American's current or accumulated earnings and profits for federal income tax purposes. While the matter is not free from doubt, in the case of dividends on the New Preferred Stock paid in the form of additional New Preferred Stock ("Dividend Shares"), the fair market value of Dividend Shares on the date of their distribution will be taxable as ordinary income to the extent of American's current or accumulated earnings and profits for federal income tax purposes.

  To the extent that the foregoing amount of distributions paid on the New Preferred Stock, whether paid in cash or in Dividend Shares, exceeds American's current or accumulated earnings and profits for federal income tax purposes, such distributions will be treated first as a return of capital and will be applied against and reduce the adjusted tax basis of the New Preferred Stock in the hands of the holder. Any remaining amount after the holder's basis has been reduced to zero will be taxed as capital gain and will be long-term capital gain if the holder's holding period for the New Preferred Stock exceeds one year. American may have accumulated earnings and profits for federal income tax purposes as of the date of the Exchange Offer, and current earnings and profits for 1997 and future years will be computed annually at the close of the taxable year in which the distribution is paid. For purposes of the remainder of this discussion, the term "dividend" refers to a distribution paid out of allocable earnings and profits as described above unless the context indicates otherwise.

  A holder's initial tax basis in any Dividend Shares distributed to it will generally equal the fair market value of such Dividend Shares on the date of their distribution. The holding period for such Dividend Shares will commence with their acquisition and will not include the holder's holding period for the outstanding shares of New Preferred Stock on which such Dividend Shares were distributed.

  Dividends received by corporate holders will be eligible for the 70% dividends-received deduction under section 243 of the Code, subject to the limitations contained in sections 246 and 246A of the Code. Under section 246(c) of the Code, the 70% dividends-received deduction will not be available with respect to shares of New Preferred Stock which are held for 45 days or less (90 days in the case of a dividend attributable to a period or periods aggregating more than 366 days), including the day of disposition, but excluding the day of acquisition or any day which is more than 45 days (or 90 days in the case of the more than 366 day period) after the date on which the New Preferred Stock becomes ex-dividend. The length of time that a holder is deemed to have held shares for these purposes is reduced for periods during which the holder's risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales or other similar transactions. Section 246(c) also denies the dividends-received deduction to the extent that a corporate holder is under an obligation with respect to substantially similar or related property to make payments corresponding to the dividend received. Under section 246(b) of the Code, the aggregate dividends-received deductions allowed may not exceed 70% of the taxable income (with certain adjustments) of the corporate holder. Moreover, under section 246A of the Code, to the extent that a corporate holder incurs indebtedness "directly attributable" to investment in the New Preferred Stock and the New Preferred Stock constitutes "debt financed portfolio stock" within the meaning of section 246A(c)(1) of the Code, the dividends-received deduction is proportionately reduced.

  In general, for purposes of computing its alternative minimum tax liability, a corporation claiming a 70% dividends-received deduction will be required to include in its alternative minimum taxable income a portion of any dividends-received deduction allowed in computing its regular taxable income. Thus, a corporate holder's liability for alternative minimum tax may fail to be reduced as a result of any dividends-received deduction.

  On February 6, 1997, President Clinton proposed certain tax law changes (the "Proposed Legislation") which, among other things, would reduce the dividends-received deduction under section 243 of the Code from 70% to 50%, and would alter the limitations contained in section 246 of the Code to provide that the dividends-received deduction would not be available with respect to New Preferred Stock held for 45 days or less during

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

the 90-day period beginning on the date which is 45 days before the date on which shares of New Preferred Stock become ex-dividend with respect to such dividend. Moreover, in the case of dividends attributable to a period or periods aggregating more than 366 days, the dividends-received deduction would not be available with respect to New Preferred Stock held for 90 days or less during the 180-day period beginning on the date which is 90 days before the date on which shares of New Preferred Stock become ex-dividend with respect to such dividend. Although the Proposed Legislation prescribes a prospective effective date for the foregoing proposed provisions, in its current form the Proposed Legislation provides no grandfather protection for stock issued prior to such effective date, and therefore if enacted could apply to dividends paid on the New Preferred Stock after such effective date. The Proposed Legislation also contains a provision that would eliminate the dividends-received deduction for certain types of preferred stock. A description of this legislative proposal suggests that the New Preferred Stock could be the type of preferred stock to which the eliminated dividends-received deduction would apply. According to this description, the foregoing legislative proposal would only apply to preferred stock issued after the thirtieth day after the date of enactment, which could include the Dividend Shares issued in lieu of cash dividends. On May 2, 1997, Congressional leaders and the President announced that they had reached agreement on a plan to eliminate the federal budget deficit, and it may be that the Proposed Legislation, or portions of it, will ultimately be enacted as part of such plan. However, it is not clear whether any such proposals ultimately will be enacted or, if enacted, will be enacted in the form proposed. There can thus be no assurance that the Proposed Legislation, or other legislation enacted after the date hereof, will not adversely affect the tax treatment of the New Preferred Stock.

  Section 1059 of the Code requires a corporate holder to reduce its basis (but not below zero) in the New Preferred Stock by the "nontaxed portion" of any "extraordinary dividend" if the holder has not held its New Preferred Stock for more than two years as of the date the amount or payment of such dividend is agreed to, announced or declared. Generally, the nontaxed portion of an extraordinary dividend is the amount excluded from income under section 243 of the Code (relating to the dividends-received deduction). An "extraordinary dividend" on the New Preferred Stock would include a dividend that (i) equals or exceeds 5% of the holder's adjusted tax basis in the underlying New Preferred Stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend, or (ii) exceeds 20% of the holder's adjusted tax basis in the underlying New Preferred Stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend. In determining whether a dividend paid is an extraordinary dividend, a holder may elect to use the fair market value of the underlying New Preferred Stock rather than its basis for purposes of applying the 5% (or 20%) limitation if the holder is able to establish to the satisfaction of the Secretary of the Treasury such fair market value as of the day before the ex-dividend date. An "extraordinary dividend" would also include any amount treated as a dividend in the case of a redemption of the New Preferred Stock that is non-pro rata as to all holders, without regard to the period the holder held the stock. If any part of the nontaxed portion of an extraordinary dividend has not been applied to reduce basis as a result of the limitation on reducing basis below zero, the amount thereof will be treated as gain from the sale or exchange of stock when such stock is disposed of or sold. The Proposed Legislation would require immediate recognition of gain under section 1059 of the Code to the extent a corporate holder's tax basis would otherwise be reduced below zero, instead of deferring such gain until the sale or exchange of such stock; such change is proposed to take effect retroactively. On May 2, 1997, Congressional leaders and the President announced that they had reached agreement on a plan to eliminate the federal budget deficit, and it may be that the Proposed Legislation, or portions of it, will ultimately be enacted as part of such plan. However, it is not clear whether any such proposals ultimately will be enacted or, if enacted, will be enacted in the form proposed. There can thus be no assurance that the Proposed Legislation, or other legislation enacted after the date hereof, will not adversely affect the tax treatment of the New Preferred Stock.

  The extraordinary dividend rules of section 1059 of the Code do not apply with respect to "qualified preferred dividends". A "qualified preferred dividend" is any fixed dividend payable with respect to New Preferred Stock which (i) provides for fixed preferred dividends payable no less often than annually and (ii) is not in arrears as to dividends when acquired, provided the actual rate of return, as determined under section 1059(e)(3) of the Code, on such stock does not exceed 15%. It is not clear whether dividends that may be paid either in cash or instead at the issuer's option in additional preferred stock will qualify as qualified preferred dividends. Where a qualified preferred dividend exceeds the 5% (or 20%) threshold for extraordinary dividend

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

status described above, (i) the extraordinary dividend rules will not apply to such qualified preferred dividend if the holder holds the stock for more than five years, and (ii) if the holder disposes of the stock before it has been held for more than five years, the aggregate reduction in basis with respect to qualified preferred dividends will not exceed the excess of the qualified preferred dividends paid on such stock during the period held by the holder over the qualified preferred dividends which would have been paid during such period on the basis of the "stated rate" of return, as determined under section 1059(e)(3) of the Code. The length of time that a holder is deemed to have held stock for purposes of section 1059 of the Code is determined under principles similar to those contained in section 246(c) of the Code discussed above.

  CORPORATE HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE POSSIBLE APPLICATION OF SECTION 1059 OF THE CODE TO THEIR OWNERSHIP AND DISPOSITION OF THE NEW PREFERRED STOCK, AND THE POSSIBLE EFFECTS OF PROPOSED LEGISLATION OR OTHER CHANGES IN THE TAX LAWS.

REDEMPTION PREMIUM

  The New Preferred Stock is subject to mandatory redemption on January 15, 2009 (the "Mandatory Redemption"), and American must offer to redeem each share of New Preferred Stock under certain circumstances involving a Change of Control (the "Change of Control Redemption"). In addition, after January 15, 2002 and subject to certain limitations, the New Preferred Stock is redeemable at any time at the option of American at specified redemption prices, and prior to January 15, 2000 American may at its option use the net proceeds of one or more Public or Rule 144A Equity Offerings to redeem the New Preferred Stock at the specified redemption price (together, the "Optional Redemption"). Also, on any dividend payment date commencing July 15, 1997 and subject to certain restrictions, American may at its option redeem all (and not less than all) of the New Preferred Stock in exchange for Exchange Debentures in an aggregate principal amount equal to the liquidation preference of the New Preferred Stock (the "Debenture Exchange"). See "Description of the New Preferred Stock--Optional Redemption", "--Mandatory Redemption", "--Change of Control", and "--Exchange Provisions".

  If the redemption price of redeemable New Preferred Stock exceeds its issue price, all or a portion of such excess may, pursuant to section 305(c) of the Code, constitute an excess premium (the "Preferred Stock Discount") that is treated as a series of constructive distributions of property (and thus as dividends to the extent of American's current or accumulated earnings and profits, and otherwise as distributions subject to the treatment described above) over the period during which the New Preferred Stock cannot be called for redemption under an economic accrual method similar to the method described below under "--Original Issue Discount" and "--Taxation of Stated Interest and Original Issue Discount on Exchange Debentures". For this purpose, Preferred Stock Discount will generally be treated as zero if it is less than 1/4 of 1% of the redemption price multiplied by the number of complete years from the date of issuance of the stock until the stock is to be redeemed.

  Under Treasury Regulations promulgated under section 305 of the Code, Preferred Stock Discount will arise due to the Optional Redemption feature only if, based on all of the facts and circumstances as of the date the New Preferred Stock is issued, redemption pursuant to the Optional Redemption is more likely than not to occur. Even if such redemption were more likely than not to occur, however, constructive distribution treatment would not result if the redemption premium were solely in the nature of a penalty for premature redemption. For this purpose, a penalty for premature redemption is a premium paid as a result of changes in economic or market conditions over which neither the issuer nor the holder has legal or practical control, such as changes in prevailing dividend rates. The Treasury Regulations provide a safe harbor pursuant to which constructive distribution treatment will not result from an issuer call right if (i) the issuer and the holder are unrelated, (ii) there are no arrangements that effectively require the issuer to redeem the stock, and (iii) exercise of the option to redeem would not reduce the yield of the stock. American believes that, under the foregoing criteria, the Optional Redemption feature does not give rise to Preferred Stock Discount, and accordingly American will not report redemption premium associated with the Optional Redemption feature as a constructive distribution. However, because of the factual nature of this determination, there can be no assurance that such treatment will be sustained.

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

  Under the Treasury Regulations promulgated under section 305 of the Code, Preferred Stock Discount will arise due to the Change of Control Redemption feature only if, (i) under the same criteria discussed above with regard to the Optional Redemption feature, a Change of Control Redemption is more likely than not to occur and in addition the redemption premium associated with such redemption is other than solely in the nature of a penalty for premature redemption, or (ii) triggering American's obligation to redeem under the Change of Control Redemption feature is within the legal or practical control of the holders of the New Preferred Stock (or parties related thereto) and based on all the facts and circumstances on the issue date such possibility of redemption is more than remote. American believes that, under the foregoing criteria, the Change of Control Redemption feature does not give rise to Preferred Stock Discount, and accordingly American will not report redemption premium associated with the Change of Control Redemption feature as a constructive distribution. However, because of the factual nature of this determination, there can be no assurance that such treatment will be sustained.

  Because the redemption price associated with the Mandatory Redemption and the Debenture Exchange is equal to the liquidation preference of the New Preferred Stock, and because the issue price for the Old Preferred Stock (exclusive of any shares thereof that were issued as a dividend distribution) was at or above its liquidation preference of $100 per share, the Mandatory Redemption and Debenture Exchange features should generally result in no Preferred Stock Discount for the New Preferred Stock. However, Dividend Shares received by holders of the New Preferred Stock (including New Preferred Stock received in exchange for shares of Old Preferred Stock that were issued as a dividend distribution) will bear Preferred Stock Discount if the redemption price for such shares exceeds, by more than the de minimis threshold described above, the issue price of such shares (i.e., the fair market value of such shares on the date of their distribution).

REDEMPTION, SALE OR EXCHANGE OF NEW PREFERRED STOCK

  A redemption of shares of New Preferred Stock for cash or an exchange of shares of New Preferred Stock for Exchange Debentures will be a taxable event. If New Preferred Stock is exchanged for Exchange Debentures, the "issue price" of the Exchange Debentures would be determined in the manner described below for purposes of computing original issue discount (if any) on Exchange Debentures according to the Treasury Regulations relating to original issue discount (the "OID Regulations"). See the discussion below under "--Original Issue Discount". Applicable Treasury Regulations generally provide that if a holder disposes of property in exchange for a debt instrument, the amount realized in the exchange attributable to the debt instrument is the issue price of the debt instrument as determined for purposes of determining original issue discount. The balance of this discussion assumes that the issue price of an Exchange Debenture should be taken into account for purposes of computing the amount of gain or loss or income realized by a holder upon the exchange of New Preferred Stock, and such holder's tax basis in an Exchange Debenture.

  A redemption of shares of New Preferred Stock for cash will be treated as a dividend to the extent of American's current or accumulated earnings and profits, unless the redemption (i) results in a "complete termination" of the holder's stock interest in American under section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to the holder under section 302(b)(2) of the Code, or (iii) is "not essentially equivalent to a dividend" with respect to the holder under section 302(b)(1) of the Code. In determining whether any of these tests has been met, the holder must take into account not only stock it actually owns, but also stock it constructively owns within the meaning of section 318 of the Code. A distribution to a holder is "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the holder's stock interest in American, but there cannot always be certainty as to when such "meaningful reduction" has occurred because the applicable test is not based on numerical criteria. Satisfaction of the "complete termination" and "substantially disproportionate" exceptions is dependent upon compliance with the objective tests set forth in sections 302(b)(3) and 302(b)(2) of the Code, respectively.

  If the redemption is not treated as a distribution taxable as a dividend, the redemption of the New Preferred Stock for cash would result in taxable gain or loss equal to the difference between the amount of cash received

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

(except to the extent that the redemption price includes declared but unpaid dividends prior to the redemption) and the holder's adjusted tax basis in the New Preferred Stock redeemed. Such gain or loss would be capital gain or loss and would be long-term capital gain or loss if the holding period for such New Preferred Stock exceeded one year. An exchange of New Preferred Stock for Exchange Debentures at the option of American will be subject to the same general rules as a redemption for cash. If the exchange is treated as other than a distribution taxable as a dividend, the holder of such New Preferred Stock would recognize gain or loss equal to the difference between the issue price of Exchange Debentures received and the holder's adjusted tax basis in the New Preferred Stock redeemed. Such gain or loss would be capital gain or loss and would be long-term capital gain or loss if the holding period for the New Preferred Stock exceeded one year.

  A sale of New Preferred Stock will generally result in taxable gain or loss equal to the difference between the amount of cash received and the holder's adjusted tax basis in the New Preferred Stock sold. Such gain or loss would be capital gain or loss and would be long-term capital gain or loss if the holding period for the New Preferred Stock exceeded one year.

  If a redemption of the New Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash or the issue price of the Exchange Debentures, as the case may be, received by the holder. The holder's adjusted tax basis in the redeemed New Preferred Stock will be transferred to any remaining stock holdings in American. If the holder does not retain any actual stock ownership in American (only having a stock interest constructively), the holder may lose such basis entirely. Under the "extraordinary dividend" provisions of section 1059 of the Code, a corporate holder may, under certain circumstances, be required to reduce its basis in its remaining shares of stock of American (and possibly recognize gain upon a disposition of such shares) to the extent the holder claims the dividends-received deduction with respect to the dividend. See the discussion above under "--Dividends on New Preferred Stock".

  Depending upon a holder's particular circumstances, the tax consequences of holding Exchange Debentures may be less advantageous than the tax consequences of holding New Preferred Stock because, for example, payments of interest on the Exchange Debentures will not be eligible for any dividends-received deduction that may be available to corporate holders of New Preferred Stock.

ORIGINAL ISSUE DISCOUNT

  In the event that the New Preferred Stock is exchanged for Exchange Debentures and the "stated redemption price at maturity" of the Exchange Debentures exceeds their "issue price" by more than a de minimis amount ( 1/4 of 1% of the stated redemption price at maturity multiplied by the number of complete years to maturity), the Exchange Debentures will be treated as having original issue discount ("OID") equal to the entire amount of such excess.

  Issue Price. If the Exchange Debentures are traded on an established securities market within the sixty-day period ending thirty days after the exchange date, the issue price of the Exchange Debentures will be their fair market value as of their issue date. Subject to certain limitations described in the OID Regulations, the Exchange Debentures will be deemed to be traded on an established securities market if, among other things, price quotations will be readily available from dealers, brokers, or traders. If the New Preferred Stock, but not the Exchange Debentures issued and exchanged therefor, is traded on an established securities market within the sixty-day period ending thirty days after the exchange, then the issue price of each Exchange Debenture should be the fair market value of the New Preferred Stock exchanged therefor at the time of the exchange. The New Preferred Stock generally will be deemed to be traded on an established securities market if, among other things, it appears on a system of general circulation that provides a reasonable basis to determine fair market value based on either recent price quotations or recent sales transactions. In the event that neither the New Preferred Stock nor the Exchange Debentures are traded on an established securities market within the applicable period, the issue price of the Exchange Debentures will be their stated principal amount--namely, their face value--unless either (i) the Exchange Debentures do not bear "adequate stated interest" within the meaning of section 1274 of the Code, which is unlikely, or (ii) also unlikely, the Exchange Debentures are issued in a so-called "potentially

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abusive situation" as defined in the OID Regulations under section 1274 of the
Code (including a situation involving a recent sales transaction), in which case the issue price of such Exchange Debentures generally will be the fair market value of the New Preferred Stock surrendered in exchange therefor.

  Stated Redemption Price at Maturity. The "stated redemption price at maturity" of the Exchange Debentures will equal the total of all payments under the Exchange Debentures, other than payments of "qualified stated interest." "Qualified stated interest" generally is stated interest that is unconditionally payable in cash or other property (other than an additional debt instrument of the issuer) at least annually at a single fixed rate. Exchange Debentures that are issued when American has the option to pay interest for certain periods in additional Exchange Debentures should be treated as having been issued without any qualified stated interest. Accordingly, the sum of all interest payable pursuant to the stated interest rate on such Exchange Debentures over the entire term should be included (along with stated principal) in the stated redemption price at maturity of such Exchange Debentures. On the other hand, if the Exchange Debentures are issued after the period for paying interest in additional Exchange Debentures has passed, then interest thereon would qualify as qualified stated interest and none of such interest would be included in the stated redemption price at maturity of the Exchange Debentures.

TAXATION OF STATED INTEREST AND ORIGINAL ISSUE DISCOUNT ON EXCHANGE DEBENTURES

  Each holder of an Exchange Debenture with OID will be required to include in gross income an amount equal to the sum of the "daily portions" of the OID for all days during the taxable year in which such holder holds the Exchange Debenture, even though the cash to which such income is attributable may not be received until sale, redemption, or maturity of the Exchange Debenture. The daily portions of OID required to be included in a holder's gross income in a taxable year will be determined under a constant yield method by allocating to each day during the taxable year in which the holder holds the Exchange Debenture a pro rata portion of the OID thereon which is attributable to the "accrual period" in which such day is included. The amount of the OID attributable to each accrual period will be the product of the "adjusted issue price" of the Exchange Debenture at the beginning of such accrual period multiplied by the "yield to maturity" of the Exchange Debenture (properly adjusted for the length of the accrual period). The adjusted issue price of an Exchange Debenture at the beginning of an accrual period is the original issue price of the Exchange Debenture plus the aggregate amount of OID that accrued in all prior accrual periods, and less any cash payments (other than qualified stated interest payments, which can only apply if the Exchange Debentures were issued on or after January 15, 2002) on the Exchange Debenture. The "yield to maturity" is the discount rate that, when used in computing the present value of all principal and interest payments to be made under the Exchange Debenture, produces an amount equal to the issue price of the Exchange Debenture. An "accrual period" may be of any length and may vary in length over the term of the debt instrument, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day or the first day of an accrual period. In general, the foregoing constant yield method will result in the allocation of less OID to the early years of the term of the Exchange Debentures and more for later years.

  An additional Exchange Debenture (a "Secondary Debenture") issued in payment of interest with respect to an initially issued Exchange Debenture (an "Initial Debenture") will not be considered as a payment made on the Initial Debenture and will instead be aggregated with the Initial Debenture for purposes of computing and accruing OID on the Initial Debenture. As between the Initial Debenture and the Secondary Debenture, the adjusted issue price of the Initial Debenture would be allocated between the Initial Debenture and the Secondary Debenture in proportion to their respective principal amounts. That is, upon the issuance of a Secondary Debenture with respect to an Initial Debenture, the Initial Debenture and the Secondary Debenture derived from the Initial Debenture are treated as initially having the same adjusted issue price and inherent amount of OID per dollar of principal amount. The Initial Debenture and the Secondary Debenture derived therefrom also would be treated as having the same yield to maturity. Similar treatment would be applied when additional Exchange Debentures are issued on Secondary Debentures.

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

  In the event that the Exchange Debentures are issued on or after January 15, 2002, when American no longer has the option to pay interest thereon in additional Exchange Debentures, stated interest would be included in income by a holder in accordance with such holder's usual method of accounting. In all other cases, all stated interest will be treated as payments on the Exchange Debentures under the rules discussed above.

  American will furnish annually to the IRS and to record holders of the Exchange Debentures information relating to the OID, if any, accruing during the calendar year. Such information will be based on the amount of OID that would have accrued to a holder who acquired the Exchange Debenture on original issue. Accordingly, other holders will be required to determine for themselves whether they are eligible to report a reduced amount of OID for federal income tax purposes.

BOND PREMIUM ON EXCHANGE DEBENTURES

  If the holder's basis in the Exchange Debentures exceeds the amount payable at the maturity date (or earlier call date, if appropriate), such excess will be deductible by the holder of the Exchange Debentures as amortizable bond premium over the term of the Exchange Debentures (taking into account earlier call dates, as appropriate), under a yield-to-maturity formula, if an election by the holder under section 171 of the Code is made or is already in effect. An election under section 171 of the Code is available only if the Exchange Debentures are held as capital assets. This election is revocable only with the consent of the IRS and applies to all obligations owned or subsequently acquired by the holder on or after the first day of the taxable year to which the election applies. To the extent the excess is deducted as amortizable bond premium, the holder's adjusted tax basis in the Exchange Debentures will be reduced. Except as may otherwise be provided in future Treasury Regulations, the amortizable bond premium will be treated as an offset to interest income on the Exchange Debentures rather than as a separate deduction item. Proposed regulations with a prospective effective date coordinate these amortizable bond premium rules with the acquisition premium rules described in "-- Acquisition Premium on Exchange Debentures" below, and in general would defer to the operation of these acquisition premium rules in the case of Exchange Debentures issued before January 15, 2002, when American has the option to pay interest on Exchange Debentures in additional Exchange Debentures (thus precluding stated interest thereon from being qualified stated interest).

ACQUISITION PREMIUM ON EXCHANGE DEBENTURES

  A holder of an Exchange Debenture issued with OID who purchases such Exchange Debenture for an amount that is greater than its then adjusted issue price but equal to or less than the sum of all amounts payable on the Exchange Debenture after the purchase date (other than payments, if any, of qualified stated interest) will be considered to have purchased such Exchange Debenture at an "acquisition premium." Under the acquisition premium rules, the amount of OID which such holder must include in income with respect to such Exchange Debenture for any taxable year will be reduced by the portion of such acquisition premium properly allocable to such year.

MARKET DISCOUNT ON EXCHANGE DEBENTURES

  Purchasers of New Preferred Stock should be aware that the disposition of Exchange Debentures may be affected by the market discount provisions of the Code. The market discount rules generally provide that if a holder of a debt instrument purchases it at a "market discount" and thereafter realizes gain upon a disposition or a retirement of the debt instrument, the lesser of such gain or the portion of the market discount that has accrued on a straight-line basis (or on a constant interest rate basis, if such alternative rate of accrual has been elected by the holder under section 1276(b) of the Code) while the debt instrument was held by such holder will be taxed as ordinary income at the time of such disposition. "Market discount" with respect to the Exchange Debentures will be the amount, if any, by which the "revised issue price" of an Exchange Debenture (or its stated redemption price at maturity if the Exchange Debenture has no OID) exceeds the holder's basis in the Exchange Debenture immediately after such holder's acquisition, subject to a de minimis exception. The "revised issue price" of an Exchange Debenture is its issue price increased by the portion of OID previously includible in the gross income of prior holders for periods prior to the acquisition of the Exchange Debenture by the holder (without regard to any acquisition premium exclusion) and reduced by prior payments other than payments of qualified stated interest.

  A holder who acquires an Exchange Debenture at a market discount also may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such Exchange Debenture until the holder disposes of the Exchange Debenture in a taxable transaction. Moreover, to the extent of any accrued market discount on such Exchange Debenture, any partial principal payment with respect to the Exchange Debenture will be includible as ordinary income upon receipt. Similarly, to the extent of any accrued market discount on such Exchange Debenture, otherwise unrecognized gain in the Exchange Debenture will be includible as ordinary income upon disposition of such Exchange Debenture in certain otherwise non-taxable transfers (such as gifts).

  A holder of Exchange Debentures acquired at a market discount may elect for federal income tax purposes to include market discount in gross income as the discount accrues, either on a straight-line basis or on a constant interest rate basis. This current inclusion election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. If a holder of Exchange Debentures makes such an election, the foregoing rules with respect to the recognition of ordinary income on sales and other dispositions of such debt instruments, and with respect to the deferral of interest deductions on indebtedness incurred or maintained to purchase or carry such debt instruments, would not apply.

REDEMPTION OR SALE OF EXCHANGE DEBENTURES

  Generally, any redemption or sale of Exchange Debentures by a holder would result in taxable gain or loss equal to the difference between the sum of the amount of cash and the fair market value of other property received (except to the extent attributable to accrued, but previously untaxed, interest, which portion of the consideration would be taxed as ordinary income) and the holder's adjusted tax basis in the Exchange Debentures. The adjusted tax basis of a holder who receives an Exchange Debenture in exchange for New Preferred Stock will generally be equal to the issue price of the Exchange Debenture increased by any OID with respect to the Exchange Debenture included in the holder's income prior to sale or redemption of the Exchange Debenture, reduced by any amortizable bond premium applied against the holder's income prior to sale or redemption of the Exchange Debenture and by payments other than payments of qualified stated interest. Except to the extent that an intention to call the Exchange Debentures prior to their maturity existed at the time of their original issue in the form of an agreement or understanding between American and the original holders of a substantial amount of the Exchange Debentures (which is unlikely in the view of American, but nevertheless the IRS might take this position under the theory that the optional redemption and the change of control redemption in respect of the Exchange Debentures manifests such an intention), and subject to the above discussion of market discount, such gain or loss would be capital gain or loss and would be long-term capital gain or loss if the holder's holding period for the Exchange Debentures exceeded one year.

APPLICABLE HIGH YIELD DISCOUNT OBLIGATIONS CONSEQUENCES

  Pursuant to section 163 of the Code and in the event that the Exchange Debentures are "applicable high yield discount obligations" ("AHYDOs"), a portion of the OID (if any) accruing on the Exchange Debentures may be treated as a dividend generally eligible for the dividends-received deduction in the case of corporate holders, and American would not be entitled to deduct the "disqualified portion" of the OID accruing on the Exchange Debentures and would be allowed to deduct the remainder of the OID only when paid in cash.

  The Exchange Debentures will constitute AHYDOs if they (i) have a term of more than five years, (ii) have a yield to maturity equal to or greater than the sum of the applicable federal rate at the time of issuance of the Exchange Debentures (the "AFR") plus five percentage points, and (iii) have "significant OID". A debt instrument is treated as having "significant OID" if the aggregate amount that would be includible in gross income with respect to such debt instrument for periods before the close of any accrual period ending after the date five years after the date of issue exceeds the sum of (i) the aggregate amount of interest to be paid in cash under the debt instrument before the close of such accrual period, and (ii) the product of the initial issue price of such debt instrument and its yield to maturity. Because the amount of OID, if any, attributable to the Exchange Debentures will be determined at the time such Exchange Debentures are issued and the AFR at that point in time is not predictable, it is impossible currently to determine whether the Exchange Debentures will be treated as AHYDOs.

  If an Exchange Debenture is treated as an AHYDO, a corporate holder would be treated as receiving dividend income to the extent of the lesser of (i) American's current and accumulated earnings and profits, and (ii) the "disqualified portion" of the OID of such AHYDO. The "disqualified portion" of the OID is defined in section 163(e)(5)(C) of the Code as the lesser of (i) the amount of OID, and (ii) the portion of the "total return" (i.e., the excess of all payments to be made with respect to the Exchange Debenture over its issue price) bearing the same ratio to such total return as the Exchange Debenture's yield to maturity, less the sum of the AFR plus six percentage points, bears to such yield to maturity.

BACKUP WITHHOLDING

  A holder of New Preferred Stock or Exchange Debentures may be subject to backup withholding at the rate of 31 percent with respect to dividends on the New Preferred Stock, interest on the Exchange Debentures or sales proceeds with respect to the New Preferred Stock or the Exchange Debentures, unless generally such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates its exemption, or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of New Preferred Stock or Exchange Debentures who does not provide American with the holder's correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount paid as backup withholding would be creditable against the holder's federal income tax liability.

  THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSIDERATIONS DOES NOT CONSIDER THE FACTS AND CIRCUMSTANCES OF ANY PARTICULAR PROSPECTIVE HOLDER'S SITUATION OR STATUS, AND ACCORDINGLY DOES NOT CONSTITUTE TAX ADVICE. EACH HOLDER OF NEW PREFERRED STOCK OR EXCHANGE DEBENTURES SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO IT, INCLUDING THOSE UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND UNDER ANY RECENT OR PROPOSED CHANGES IN APPLICABLE TAX LAWS.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives New Preferred Stock for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Preferred Stock. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Preferred Stock received in exchange for Old Preferred Stock where such Old Preferred Stock was acquired as a result of market-making activities or other trading activities. American has agreed that, for a period of 180 days after the Expiration Date, or such shorter period as will terminate when all Old Preferred Stock acquired by broker-dealers for their own accounts as a result of market making activities or other trading activities have been exchanged for New Preferred Stock and resold by such broker-dealers, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

  American will not receive any proceeds from any sale of New Preferred Stock by broker-dealers. New Preferred Stock received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Preferred Stock or a combination of such methods of resale, at market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Preferred Stock. Any broker-dealer that resells shares of New Preferred Stock that it received for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Preferred Stock may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of New Preferred Stock and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days after the Expiration Date, American will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. American has agreed to pay all expenses incident to the Exchange Offer (including the reasonable expenses of one counsel for the holders of the Old Preferred Stock) other than commissions or concessions of any brokers or dealers and will indemnify holders of the Old Preferred Stock (including broker-dealers) against certain liabilities, including certain liabilities under the Securities Act.

                             TRANSFER RESTRICTIONS

  Unless and until the Old Preferred Stock is exchanged for New Preferred Stock, the Old Preferred Stock (and any Exchange Debentures issues in exchange therefor) will, until the second anniversary of the date of original issuance of the Old Preferred Stock (or such shorter period as may be permitted by Rule 144(k)), unless otherwise agreed by American and the holder thereof, bear a legend substantially to the following effect:

    "This security (or its predecessor) was originally issued in a transaction exempt from registration under the United States Securities Act of 1933 (the "Securities Act"), and this security and any security into which such security is exchangeable may not be offered, sold or otherwise transferred in the absence of such registration or an applicable exemption therefrom. Each purchaser of this security is hereby notified that the seller of this security may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A thereunder.

    "The holder of this security agrees for the benefit of American that (A) this security and any security into which such security is exchangeable may be offered, resold, pledged or otherwise transferred, only (i) inside the United States to a person whom the seller reasonably believes is a qualified institutional buyer (as defined in Rule 144A under the Securities
  Act) in a transaction meeting the requirements of Rule 144A, (ii) outside the United States in a transaction in accordance with Rule 904 under the Securities Act, (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or (iv) pursuant to an effective registration statement under the Securities Act, in each of cases (i) through (iv) in accordance with any applicable securities laws of any State of the United States, and (B) the holder will, and each subsequent holder is required to, notify any purchaser of this security from it of the resale restrictions referred to in (A) above."

                                 LEGAL MATTERS

  The validity of the New Preferred Stock and the Exchange Debentures will be passed upon for American by Sullivan & Worcester LLP, Boston, Massachusetts. Norman A. Bikales, a member of the firm of Sullivan & Worcester LLP, is the owner of 9,000 shares of Class A Common Stock and 41,900 shares of Class B Common Stock of American.

                                    EXPERTS

  The following financial statements incorporated in this Prospectus by reference have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing:

    (1) The consolidated financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 and the related financial statement schedule
  (incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996);

    (2) The consolidated financial statements of BayCom Partners, L.P. (a limited partnership) and consolidated entities as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 (incorporated by reference from the Company's Current Report on Form 8-K/A dated September 16, 1996);

    (3) The statement of assets of The Ten Eighty Corporation to be sold to American Radio Systems, Inc. as of December 31, 1995, and the related statements of income and of cash flows derived from those assets for the year then ended (incorporated by reference from the Company's Current Report on Form 8-K/A dated October 2, 1996); and

    (4) The consolidated financial statements of EZ Communications, Inc. and subsidiary as of December 31, 1996 and for the year then ended and the related financial statement schedule (incorporated by reference from EZ Communications, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996).

  The consolidated financial statements of Henry Broadcasting Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 incorporated by reference in this Prospectus to American's report on Form 8-K/A dated September 16, 1996 have been audited by Miller, Kaplan, Arase & Co., independent auditors, as stated in their report incorporated by reference in this Prospectus and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The combined financial statements of CBC of Baltimore, Inc. (d/b/a WOCT-FM) and WWMX-FM, Inc. (wholly-owned subsidiaries of Capitol Broadcasting Company, Inc.) as of December 31, 1995 and 1996 and for the years then ended, incorporated in this Prospectus by reference to American's Current Report on Form 8-K/A (Amendment No. 1) dated April 17, 1997, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on their authority as experts in auditing and accounting.

  The consolidated financial statements of EZ Communications, Inc. as of December 31, 1995 and for each of the two years in the period ended December 31, 1995 incorporated by reference in this Prospectus from EZ Communications, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as stated in their report incorporated by reference in this Prospectus and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                      LOGO

                                CORE PRINCIPLES


                               ----------------

                         GROW PEOPLE FASTER THAN ASSETS

                          EARN OUR LISTENERS' LOYALTY

                   BE COMMITTED TO THE SUCCESS OF OUR CLIENTS

                       DO WHAT YOU SAY YOU'RE GOING TO DO

                                    HAVE FUN

                                  PLAY TO WIN

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NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-
MATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY AMERICAN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OF-FER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF AMERICAN SINCE SUCH DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   i
Incorporation of Certain Documents by Reference..........................   i
Summary..................................................................   1
Risk Factors.............................................................  14
The Exchange Offer.......................................................  21
Use of Proceeds..........................................................  28
Capitalization...........................................................  29
Unaudited Pro Forma Condensed Consolidated Financial Statements of
 American................................................................  30
Business.................................................................  36
Management...............................................................  58
Description of the New Preferred Stock...................................  59
Description of the Exchange Debentures...................................  67
Indebtedness of American.................................................  91
Description of Capital Stock.............................................  94
Certain Federal Income Tax Consequences..................................  98
Plan of Distribution..................................................... 108
Transfer Restrictions.................................................... 109
Legal Matters............................................................ 109
Experts.................................................................. 109


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                                     LOGO

                               3,600,000 SHARES

           11 3/8% CUMULATIVE EXCHANGEABLE PREFERRED STOCK, SERIES B

                                  PROSPECTUS







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